UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[   ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended __________________

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to ____________________

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

PROPHECY DEVELOPMENT CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1610 - 409 Granville Street
Vancouver, British Columbia, Canada V6C 1T2
(Address of principal executive offices)

John Lee
Suite 1610 - 409 Granville Street
Vancouver, British Columbia, Canada V6C 1T2
Telephone: 604-569-3661
Email: info@prophecydev.com
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
James Guttman
Dorsey & Whitney LLP
Brookfield Place 161 Bay Street, Suite 4310
Toronto, Ontario, Canada M5J 2S1
Telephone: (416) 367-7370
Facsimile: (416) 367-7371

Securities registered or to be registered pursuant to Section 12 (b) of the Act: None

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [   ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ] No [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [   ] No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ ]
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
By the International Accounting Standards Board [X]

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ] No [   ]

2

i

ii

In this registration statement on Form 20-F (which we refer to as this “Registration Statement”), the terms “we”, “our”, “us”, the “Company” and “Prophecy” refer, unless the context requires otherwise, to Prophecy Development Corp.

CURRENCY

Unless otherwise indicated, all references to “dollars” or “$” are to Canadian dollars and all references to “US dollars,” “USD” or “USD$” are to United States of America dollars. See the information under the heading “Item 3.A. Selected Financial Data – Exchange Rates” for relevant information about the rates of exchange between Canadian dollars and United States dollars.

SHARE CONSOLIDATION AND FORWARD SPLIT

Share Consolidation

On June 7, 2016, we completed a consolidation of our issued and outstanding common shares on the basis of one post consolidation common share, option and warrant, for 100 pre-consolidation common shares, options and warrants, as applicable (we refer to this as the “Share Consolidation”).

Forward Split

On August 8, 2018, we completed a split of our issued and outstanding common shares on the basis of ten post-split common shares, options and warrants for 1 pre-split common share, option and warrant, as applicable (we refer to this as the “Forward Split”).

All share and per share information in this Registration Statement have been retroactively adjusted to reflect the Forward Split and the cumulative effect of the Share Consolidation and Forward Split, as applicable, for all periods presented, unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Registration Statement constitute “forward-looking statements” within the meaning of United States securities laws and “forward-looking information” within the meaning of Canadian securities laws and are intended to be covered by the safe harbors provided by such regulations (we refer to such forward-looking statements and forward-looking information collectively as “forward-looking statements”). Forward-looking statements in this Registration Statement are frequently, but not always, identified by words such as “expects”, “anticipates”, “intends”, “believes”, “estimates”, “potentially” or similar expressions, or statements that events, conditions or results “will”, “may”, “would”, “could”, “should” occur or are “to be” achieved, and statements related to matters which are not historical facts. Information concerning management’s expectations regarding our future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in our forward-looking statements.

Such forward-looking statements include, but are not limited to, statements regarding:

  our future financial and operating performance;

  the timing and amount of estimated future operating and exploration expenditures;

  the permitting, feasibility, and plans for the development of the Gibellini Project (which we define later in this Registration Statement);

  the development of the Pulacayo Project (which we define later in this Registration Statement);

  the development of the Titan Project (which we define later in this Registration Statement);

  the development of the Chandgana Power Plant Project (which we define later in this Registration Statement), including the finalizing of any power purchase agreement;

  the costs and timing of the development of new deposits;

  the costs and timing of future exploration;

  requirements for additional capital;

  the likelihood of securing project financing;

  estimated future coal production at the Ulaan Ovoo Property and the Chandgana Project (each of which we define later in this Registration Statement);

  the impacts of changes in the legal and regulatory environment in which we operate;

  the timing and possible outcome of any pending litigation and regulatory matters;

  future transactions; and

  other information concerning possible or assumed future results of our operations.

The forward-looking statements in this Registration Statement are based upon our current business and operating plans, and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by our forward-looking statements, including, among others:

  changes in general economic and business conditions;

  changes in currency exchange rates and interest rates;

  fluctuations in mineral prices;

  operational risks associated with mining and mineral processing, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in operations which may or may not be insured;

  domestic and foreign laws or regulations, particularly relating to the environment, mining and processing;

  changes in tax laws;

  domestic and international economic and political conditions;

  the need for additional financing, and our ability to obtain or maintain necessary financing;

  changes in business strategy; and

  various other factors, both referenced and not referenced in this Registration Statement.

This foregoing list is not exhaustive of the factors that may affect any of our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors” in this Registration Statement. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For the reasons set forth above and elsewhere in this Registration Statement, we caution you not to place undue reliance on forward-looking statements in this Registration Statement.

The forward-looking statements in this Registration Statement speak only as to the date of this Registration Statement and are based on our beliefs, opinions and expectations at the time they are made. Except as required by law, we undertake no obligation to update or review any forward-looking statements whether as a result of new information, future developments or otherwise.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (which we refer to as “NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (which we refer to as the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (which we refer to as “SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”).

Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The United States Securities and Exchange Commission (which we refer to as the “SEC”) has taken the position that mineral reserves for a mineral property may not be designated unless: (i) competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (ii) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (iii) the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. An “Inferred mineral resource” has a lower level of confidence than an "indicated mineral resource" and must not be converted to a mineral "reserve". The quantity and grade of reported "Inferred Resources" in this estimation are uncertain in nature and there has been insufficient exploration to define these "Inferred Resources" as an "Indicated or Measured" Mineral Resource and it is uncertain if further exploration will result in upgrading them to an "Indicated or Measured" Mineral Resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The term “mineralized material” as used in this Registration Statement, although permissible under SEC Industry Guide 7, does not indicate “reserves” by SEC Industry Guide 7 standards. We cannot be certain that any part of the mineralized material will ever be confirmed or converted into SEC Industry Guide 7 compliant “reserves”. Investors are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

Accordingly, information contained in this Registration Statement may contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

METRIC CONVERSION TABLE

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply by
Acres	Hectares	0.4047
Feet	Meters	0.3048
Miles	Kilometers	1.6093
Tons (short)	Tonnes	0.9072
Gallons	Liters	3.785
Ounces (troy)	Grams	31.103
Ounces (troy) per ton (short)	Grams per tonne	34.286

PART I

ITEM 1.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.             Directors and Senior Management

The following are the names, business addresses and functions of our directors and senior management:

Name	Office Held with the Company	Business Address
John Lee	Interim Chief Executive Officer, Executive Chairman, and Director	Suite 1610 - 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
Greg Hall	Director	Suite 1610 - 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
Harald Batista	Director	Suite 1610 - 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
Masa Igata	Director	Suite 1610 - 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
Daniel Fidock	Director	Suite 1610 - 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
Irina Plavutska	Chief Financial Officer	Suite 1610 - 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
Tony Wong	Corporate Secretary	Suite 1610 - 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
Michael Drozd	Vice-President, Operations	Suite 1610 - 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
Bekzod Kasimov	Vice-President, Business Development	Suite 1610 - 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
Danniel Oosterman	Vice-President, Exploration	Suite 1610 - 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2

B.             Advisers

Our U.S. legal counsel is Dorsey & Whitney LLP with a business address at 161 Bay Street, Suite 4310, Toronto, Ontario, Canada M5J 2S1.

C.             Auditors

Our auditors for the current year and preceding three years are and have been Davidson & Company LLP, chartered accountants, licensed public accountants, having an address at 1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, Canada V7Y 1G6. Such firm is independent of the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the United States Public Company Accounting Oversight Board (the “PCAOB”) Rule 3520, Auditor Independence. Davidson & Company LLP is registered with the Chartered Professional Accountants of British Columbia (CPABC), Canadian Public Accountability Board (CPAB), and Public Company Accounting Oversight Board (PCAOB).

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.             KEY INFORMATION

A.             Selected Financial Data

The following selected financial and other data summarize our historical financial information. We derived the selected balance sheet information as of December 31, 2017, 2016, and 2015, and the selected statement of operations information for the years ended December 31, 2017, 2016, and 2015 from our audited financial statements as of those dates. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (which we refer to as “IFRS”) issued by the International Accounting Standards Board, which differ in certain respects from the principles we would have followed had our consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (which we refer to as “U.S. GAAP”).

The information in the following tables should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and our audited annual financial statements under the heading “Item 18. Financial Statements”.

Statement of Operations	2017	2016	2015
Revenue	$—	$—	$—
Net income (loss)	(18,592,981)	(2,007,305)	(7,822,531)
Comprehensive income (loss)	(18,580,821)	(2,007,305)	(7,822,531)
Basic net (loss) income per share	(0.33)	(0.05)	(0.25)
Diluted net (loss) income per share	(0.33)	(0.05)	(0.25)

Balance Sheet Data	2017	2016	2015
Total Asset	$18,368,843	$27,828,109	$27,302,836
Share Capital	$165,862,805	$156,529,025	$153,281,631
Number of Shares (as adjusted to reflect
changes in capital)	74,721,790	48,076,530	34,274,740
Total liabilities	$9,681,322	$11,032,616	$12,023,867
Total shareholders' equity	$8,687,521	$16,795,493	$15,278,969

Exchange Rates

On September 7, 2018, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was USD$1.00 = $1.3170. The following table sets forth, for each period indicated, additional information with respect to the noon buying rate for USD$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Year ended December 31,
Rate	2017	2016	2015
Average(1)	$1.2971	$1.3229	$1.2906

____________________
(1)	The average rate means the average of the exchange rates on the last day of each month during the year.

Rate	August 2018	July 2018	June 2018	May 2018	April 2018	March 2018
High	1.3155	1.3271	1.3319	1.3027	1.2918	1.3096
Low	1.2925	1.3013	1.2907	1.2761	1.2548	1.2822

B.             Capitalization and Indebtedness

The following table sets forth our capitalization as at June 30, 2018.

As at June 30,
2018
Shareholders’ Equity:
Common Shares, no par value;
unlimited common shares authorized
74,753,040 common shares issued and outstanding	$165,870,805
(Deficit)	$181,314,112
Net Shareholders’ Equity	$8,670,913

TOTAL CAPITALIZATION
Stock Options Outstanding 10,060,090
Share Purchase Warrants Outstanding 26,702,030

C.             Reasons for the Offer and Use of Proceeds

Not applicable.

D.             Risk Factors

This section describes some of the risks and uncertainties faced by us. An investment in our Company involves a high degree of risk. You should carefully consider the risks described below and the risks described elsewhere in this Registration Statement when making an investment decision related to our Company. We believe the risk factors summarized below are most relevant to our business. These are factors that, individually or in the aggregate, could cause our actual results to differ significantly from anticipated or historical results. The occurrence of any of the risks could harm our business and cause you to lose all or part of your investment. However, you should understand that it is not possible to predict or identify all such factors. The risks and uncertainties described and discussed below and elsewhere in this Registration Statement are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See the discussion under the heading “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Registration Statement for more detail.

Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

We have a history of net losses and do not anticipate having positive cash flow in the foreseeable future.

We have not received any material revenue or net profit to date. Exploration and development of mineral properties requires large amounts of capital and usually results in accounting losses for many years before profitability is achieved, if ever. We have incurred losses and negative operating cash flow during our most recently completed financial year and for the current financial year to date. We believe that commercial mining activity is warranted on our Gibellini and Pulacayo Projects. Even if we undertake future development activity on any of our properties, there is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future. The exploration of our properties depends on our ability to obtain additional required financing. There is no assurance that we will be successful in obtaining the required financing, which could cause us to postpone our exploration plans or result in the loss or substantial dilution of our interest in our properties.

We will need a significant amount of capital to carry out our proposed business plan. Unless we are able to raise sufficient funds, we may be forced to discontinue our operations.

We are in the exploration stage and will likely operate at a loss until our business becomes established. We will require additional financing in order to fund future operations. Our ability to secure any required financing in order to commence and sustain our operations will depend in part upon prevailing capital market conditions as well as our business success. There can be no assurance that we will be successful in our efforts to secure any additional financing on terms satisfactory to our management. If additional financing is raised by issuing common shares, control may change and shareholders may suffer additional dilution. If adequate funds are not available or they are unavailable on acceptable terms, we may be required to scale back our business plan or cease operating.

Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.

The exploration for and development of minerals involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. There can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable. With all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions. Mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, seismic activity, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken, operations are subject to hazards that may result in environmental pollution and consequent liability that could have a material adverse impact on our business, operations and financial performance.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing vanadium, silver, coal and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of properties in which we have an interest will have an adverse effect on profitability as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which our properties are located, often in poor climate conditions.

Our long-term commercial success depends on our ability to find, acquire, develop and commercially produce vanadium, silver, coal and other minerals. No assurance can be given that we will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, we may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

We have no history of profitable commercial vanadium, silver, coal or metal production from our mineral exploration properties and there can be no assurance that we will successfully establish mining operations or profitably produce vanadium, silver, coal or other base or precious metals.

We have no history of profitably commercially producing vanadium, silver, coal or other metals from our mineral exploration properties and there can be no assurance that we will successfully establish mining operations or profitably produce vanadium, silver, coal or other base or precious metals.

None of our properties are currently under development. The future development of any property found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are subject to all of the risks associated with establishing new mining operations and business enterprises, including:

  the timing and cost of the construction of mining and processing facilities;

  the availability and costs of skilled labor and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits and the timing of those approvals and permits; and

  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of our mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that our activities will successfully establish mining operations, result in profitable operations or that vanadium, silver, coal or other metals will be produced at any of our properties.

All of the properties in which we hold an interest are considered to be in the exploration stage only and do not contain a known body of commercial minerals. The figures for our resources are estimates based on interpretation and assumptions and may yield less mineral production under actual operating conditions than is currently estimated.

All of the properties in which we hold an interest are considered to be in the exploration stage only and do not contain a known body of commercial minerals. The figures for our resources are estimates based on interpretation and assumptions and may yield less mineral production under actual operating conditions than is currently estimated. Unless otherwise indicated, mineralization figures presented in this Registration Statement and in our other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by our personnel and independent geologists. These estimates may be imprecise because they are based upon geological and engineering interpretation and statistical inferences drawn from drilling and sample analysis, stated operating conditions, and mineral processing tests, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;

  resource or other mineralization figures will be accurate; or

  the resource or mineralization could be mined or processed profitably.

Because we have not commenced production at any of our properties, other than Ulaan Ovoo, and have not defined or delineated any proven or probable reserves on any of our properties, the mineralization estimates for our properties may require adjustments including possible downward revisions based upon further exploration or development work, actual production experience, or current costs and sales prices. In addition, the quality of coal or grade of ore ultimately mined, if any, may differ from that indicated by drilling and beneficiation testing results. There can be no assurance that the type and amount of minerals recovered in laboratory analyses and small-scale beneficiation tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource estimates contained in this Registration Statement have been estimated based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for vanadium, silver, coal or other metals may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and we cannot assure you that any future development activities will result in profitable mining operations. The capital costs required to take our projects into production may be significantly higher than anticipated. None of our mineral properties has a sufficient operating history upon which we can base estimates of future operating costs. Any potential decisions about the possible development of these and other mineral properties would ultimately be based upon feasibility studies which may, or may not be undertaken. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore or quality of the vanadium, silver, coal or other minerals to be mined and/or processed;

  anticipated recovery rates of metals from the ore;

  cash operating costs of comparable facilities and equipment; and

  anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for us may differ significantly from those anticipated by our current studies and estimates, and there can be no assurance that our actual operating costs will not be higher than currently anticipated.

We are subject to substantial government regulation in the United States and Canada. Changes to regulation or more stringent implementation could have a material adverse effect on our results of operations and financial condition.

Mining and exploration activities at our properties in North America are subject to various laws and regulations relating to the protection of the environment, such as the U.S. federal Clean Water Act and the Nevada Water Pollution Control Law. Although we intend to comply with all existing environmental and mining laws and regulations, no assurance can be given that we will be in compliance with all applicable regulations or that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail development of our properties.

All claims held by us in the United States are unpatented lode mining claims and all claims held by us in Ontario are patented claims. At present, there is no royalty payable to the United States on production from unpatented mining claims, but exploration and development on these claims is subject to regulation by, and requires permits from both U.S. Department of Interior and various state agencies. There is a tax imposed on profits from the extraction of mineral substances raised and sold by operators of Ontario mines. There have been legislative attempts to impose a royalty on production from unpatented mining claims in the United States in recent years. Amendments to current laws and regulations governing exploration, development and mining or more stringent implementation thereof could have a material adverse effect on our business and cause increases in exploration expenses or capital expenditures or require delays or abandonment in the development of our properties.

Our operations are also subject to laws and regulations governing the protection of endangered and other specified species. In May 2015, the U.S. Department of the Interior released a plan to protect the greater sage grouse, a species whose natural habitat is found across much of the western United States, including Nevada. The U.S. Department of the Interior’s plan is intended to guide conservation efforts on approximately 70 million acres of national public lands. No assurances can be made that restrictions relating to conservation will not have an adverse impact on our operations in impacted areas.

We are also required to expend significant resources to comply with numerous corporate governance and disclosure regulations and requirements adopted by Canadian federal and provincial governments, as well as the Toronto Stock Exchange (which we refer to as the “TSX”). These additional compliance costs and related diversion of the attention of management and key personnel could have a material adverse effect on our business.

Reform of the General Mining Law could adversely impact our results of operations.

All of our unpatented mining claims are on U.S. federal lands. Legislation has been introduced regularly in the U.S. Congress over the last decade to change the General Mining Law of 1872, as amended (which we refer to as the "General Mining Law"), under which we hold these unpatented mining claims. It is possible that the General Mining Law may be amended or replaced by less favorable legislation in the future. Previously proposed legislation contained a production royalty obligation, new environmental standards and conditions, additional reclamation requirements and extensive new procedural steps which would likely result in delays in permitting. The ultimate content of future proposed legislation, if enacted, is uncertain. If a royalty on unpatented mining claims were imposed, the profitability of our U.S. operations could be materially adversely affected.

Any such reform of the General Mining Law could increase the costs of our U.S. mining activities, or could materially impair our ability to develop or continue our U.S. operations, and as a result, could have an adverse effect on us and our results of operations.

We are required to obtain government approvals and permits in order to conduct operations.

Government approvals and permits are currently required in connection with all of our operations, and further approvals and permits may be required in the future. We must obtain and maintain a variety of licenses and permits, which include or cover, without limitation, air quality, water quality, water rights, dam safety, fire safety, emergency preparedness, hazardous materials, mercury control, waste rock management, solid waste disposal, storm water runoff, water pollution control, water treatment, rights of way and tailings operations. Such licenses and permits are subject to change in regulations and in various operating circumstances. The duration and success of our efforts to obtain permits are contingent upon many variables outside of our control. Obtaining governmental approvals and permits may increase costs and cause delays depending on the nature of the activity to be permitted and the applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained or timely obtained. In addition, there can be no assurance that, if obtained, the costs of the approvals and permits will not exceed our estimates or that we will be able to maintain such approvals and permits. To the extent such approvals or permits are required and not obtained or maintained, our operations may be curtailed, or we may be prohibited from proceeding with planned exploration, development or operation of our mineral properties.

Certain of our current exploration properties are located in Bolivia and Mongolia, and their operations may be exposed to various levels of political, economic, and other risks and uncertainties.

Certain of our current exploration properties are located in Bolivia and Mongolia. In these countries, their operations may be exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties include, but are not limited to, political and bureaucratic corruption and uncertainty, terrorism, hostage taking, military repression, fluctuations in currency exchange rates, high rates of inflation, labor unrest, civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls, and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions may result in a government adopting different policies with respect to foreign development and ownership of mineral resources. Any changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, rates of exchange, resource sales, environmental protection, labor relations, price controls, repatriation of income, and return of capital which may affect both our ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as our ability to continue to explore, develop, and operate those properties to which we have rights relating to exploration, development, and operations.

Changes in regulations or shifts in political attitudes in Bolivia and Mongolia are beyond our control and may adversely affect our business, financial condition and prospects.

Any changes in regulations or shifts in political attitudes in Bolivia and Mongolia are beyond our control and may adversely affect our business, financial condition and prospects.

The Bolivian government adopted a new constitution (which we refer to as the “NCPE”) in early 2009 which increased state control over key economic sectors, including mining. The NCPE provides that all minerals, among all natural resources, belong to the Bolivian people who are represented by the government. Such entity is the only one capable of managing all minerals throughout the production chain. Consequently, only the Bolivian central government possesses the authority to grant mining rights. Bolivian President Evo Morales signed a new law, the Law of Mining Rights, increasing the State’s expropriation powers over the mining sector. It was specifically drafted to target mines deemed by the state as unproductive, inactive or idle. The Bolivian government has assigned responsibility for determining whether a concession is idle to the Vice Ministry of Regulation, Auditing and Mining Policy. Mining areas occupied by cooperatives or local groups will not be regarded as idle. There have been recent actions by the government of Bolivia to ease concerns of foreign exploration and mining investors. As reported in the Mining Journal, at a UK-Bolivia trade and investment forum in London in June of 2016, Félix César Navarro, Minister of Mining and Metallurgy, talked of new safeguards for foreign investors looking to put cash into the country, stating, that new contracts governing exploration, mining and processing were currently going through Bolivia’s congress that would give foreign investors the legal security they need to invest in the country (report by Mining Journal June 10, 2016). Certain Company officials also met with Minister Navarro in March, October and November of 2016. During the meeting in March at the 2016 PDAC convention, Minister Navarro expressed his full support for the start-up and development of the Pulacayo mine. During the October meeting, Minister Navarro stated that the aim of the recent mining regulation is to support the investors and ensure the inclusion of cooperative labor in their projects. At the November meeting, Minister Navarro stated that both public and private mining sectors will try to attract foreign investment disclosing and sharing their experience with investors from several parts of the world. We consider our investment in the Pulacayo Project to be safe. However, we cannot provide any assurance that our operations at the Pulacayo Project will not be affected by changes in the political environment of Bolivia.

The Mongolian legal system shares several of the qualitative characteristics typically found in a developing country and many of its laws, particularly with respect to matters of environment and taxation, are still evolving. A transaction or business structure that would likely be regarded under a more established legal system as appropriate and relatively straightforward might be regarded in Mongolia as outside the scope of existing Mongolian law, regulation or legal precedent. As the legal framework in Mongolia is in many instances based on recent political reforms or newly enacted legislation which may not be consistent with long-standing conventions and customs, certain business arrangements or structures and certain tax planning mechanisms may carry significant risks. In particular, when business objectives and practicalities dictate the use of arrangements and structures that, while not necessarily contrary to settled Mongolian law, are sufficiently novel within a Mongolian legal context, it is possible that such arrangements may be invalidated.

The legal system in Mongolia has inherent uncertainties that could limit the legal protections available to us. These uncertainties include, without limitation: (i) inconsistencies between laws; (ii) limited judicial and administrative guidance on interpreting Mongolian legislation; (iii) substantial gaps in the regulatory structure due to delay or absence of implementing regulations; (iv) the lack of established interpretations of new principles of Mongolian legislation, particularly those relating to business, corporate and securities laws; (v) a lack of judicial independence from political, social and commercial forces; and (vi) bankruptcy procedures that are not well developed and are subject to abuse. The Mongolian judicial system has relative little experience in enforcing the laws and regulations that currently exist, leading to a degree of uncertainty as to the outcome of any litigation, it may be difficult to obtain swift and equitable enforcement, or to obtain enforcement of a judgment by a court of another jurisdiction.

In addition, while legislation has been enacted to protect private property against expropriation and nationalization, due to the lack of experience in enforcing these provisions and political factors, these protections may not be enforced in the event of an attempted expropriation or nationalization. Whether legitimate or not, expropriation or nationalization of any of our assets, or portions thereof, potentially without adequate or any compensation, could materially and adversely affect our business and results of operations. Further, there can be no assurance that neighboring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on our business, including our ability to transport and sell our product and access construction labor, supplies and materials.

In Bolivia, recent and anticipated changes to mining laws and policies and mining taxes, and expected changes in governmental regulation or governmental actions may adversely affect us.

In Bolivia, recent and anticipated changes to mining laws and policies and mining taxes, and expected changes in governmental regulation or governmental actions may adversely affect us. On May 28, 2014, Law 535 of Mining and Metallurgy (which we refer to as the “New Mining Law”) was adopted and placed into effect. Pursuant to the New Mining Law, we must develop our mining activities to comply with the economic and social function, which means observing the sustainability of the mining activities, work creation, respecting the rights of our mining workers, and ensuring the payment of mining patents and the continuity of existing activities.

The Framework Law on Mother Earth and Integral Development for Living Well, in effect since October 15, 2012, prioritizes the importance of nature to the Bolivian people and could have significant consequences to the country’s mining industry. This law established 11 new rights for “mother earth” including, the right to life and to exist; the right to continue vital cycle and processes free from human alteration; the right to pure water and clean air; the right to balance; the right not to be polluted; and the right to not have cellular structure modified or genetically altered. At present, it is unclear how this new law will affect exploration companies with projects in the area or how the law will be enforced.

In the past, the Government of Bolivia has nationalized the assets of certain companies in various industries. Nationalization or other expropriation of our assets, without adequate compensation, could have a material adverse effect on our business and/or result in the total loss of our investment in Bolivia.

Recent and future amendments to Mongolian laws could adversely affect our mining rights in the Ulaan Ovoo Property or our other projects, or make it more difficult and/or expensive to develop such projects and carry out mining.

Recent and future amendments to Mongolian laws could adversely affect our mining rights in the Ulaan Ovoo Property or our other projects, or make it more difficult and/or expensive to develop such projects and carry out mining.

The Government of Mongolia has in the past, expressed its desire to foster, and has to date protected the development of, an enabling environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas which would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. There can be no assurance that future political and economic conditions in Mongolia will not result in the Mongolian government adopting different policies in relation to foreign development and ownership of mineral resources. Any such changes in government or policy may result in changes in laws affecting ownership of assets, environmental protection, labor relations, repatriation of income, return of capital, investment agreements, income tax laws, royalty regulation, government incentives and other areas, each of which may materially and adversely affect our ability to undertake exploration and development activities in the manner currently contemplated.

On July 16, 2009, the Parliament of Mongolia enacted a new law Law on Prohibition against Exploration and Mining in Headwater Areas, Protected Zones for Water Reserves and Forest Lands (which we refer to as the “Prohibition Law”) that prohibits minerals exploration and mining in areas such as headwaters of rivers and lakes, forest areas as defined in the Forest Law of Mongolia and areas adjacent to rivers and lakes as defined in the Law on Water of Mongolia. Pursuant to the Prohibition Law, the Mongolian government was instructed to define the boundaries of the areas in which exploration and mining would be prohibited. New exploration licenses and mining licenses overlapping the defined prohibited areas will not be granted and previously granted licenses that overlap the defined prohibited areas were to be terminated within five months following the adoption of the law. The Prohibition Law provides that affected license holders shall be compensated, but there are no specifics as to the way such compensation will be determined.

The Mineral Resource Authority of Mongolia (the “MRAM”) prepared a draft list of licenses that overlap with the prohibited areas described in the Prohibition Law. Six exploration and mining licenses controlled by our company were included on MRAM’s draft list of licenses and could potentially be included on the final list published by the Mongolian government. This could potentially affect the status of those licenses. Specifically, on July 16, 2010, we received a notice from MRAM of the potential revocation of these licenses. However, on October 12, 2010, we received a further notice from MRAM invalidating its prior notice of potential revocation. Subsequently, we received notices concerning three of its licenses wherein portions of the licenses overlapped prohibited areas. We altered the boundaries of two of the licenses such that the new license boundaries did not overlap prohibited areas and satisfied the requirements of the Prohibition Law. We continue to pursue a resolution for the remaining license which is still in effect and valid. Specifically, the Company is trying to work out a plan of action to eliminate the overlap by the license of the prohibited areas that will be satisfactory to MRAM. The plan of action has been submitted to MRAM and the Company is expecting comments and recommendations from MRAM regarding the plan of actions. As of the date hereof, it is not known when MRAM will provide its comments and recommendation with regards to the plan of action. We are hopeful of a favorable resolution but an unfavorable resolution will have minimal impact on our business as a whole as we do not consider our current projects in Mongolia to be material.

On November 18, 2010 the Mongolian government announced its intention to initiate the revocation of licenses under the Prohibition Law on a staged basis, beginning with the revocation of 254 mineral licenses. None of the licenses held by the Company was on the list.

On 18 February 2015, the Parliament of Mongolia adopted the Amendment Law to the Law on the Rule for Compliance of the Law on Prohibition against Exploration and Mining in Headwater Areas, Protected Zones for Water Reserves and Forest Lands of 2009 (which we refer to as the “Amendment to Law on Rule"), and the Amendment Law to the Minerals Law of 2006 (which we refer to as the “Amendment to Minerals Law", and together with the Amendment to Law on Rule, the “Amendment Laws"). The Amendment to Law on Rule was aimed at giving opportunity to such license holders to continue their mining operations, if they provided 100% guarantee for the environmental rehabilitation and applied for a permission to the Mineral Resource Authority of Mongolia (the “MRAM") for resuming their activity within three months after the Amendment to Law on Rule came into effect.

The Amendment to Law on Rule introduced two new articles and amended the existing two articles of the Amendment to Law on Rule. The main change was that license holders could continue their operations subject to undertaking a number of obligations in respect of the protection and restoration of the environment. Specifically, the amendment provides that if a license holder desired to continue its operations, it should submit a request to the MRAM within three months from the effective date of the Amendment to Law on Rule (which was March 16, 2015) and also enter into an agreement with the Mongolian Ministry of Environment, Green Development and Tourism, the MRAM and the governor of the relevant aimag (province). If a mining license holder did not submit such request and enter into the necessary agreement, the mining license could be revoked and there may not be compensation payable to the license holder. We note that the aforementioned provision makes specific reference to "mining" rather than "exploration" licenses.

The Amendment to Law on Rule provides that the Government shall approve the procedures for the revocation of licenses granted in the headwaters of rivers, and for the undertaking of certain measures, including the restoration of the environment in respect of licensed areas located in the "ordinary" protected zones of water basins where mining operations have already commenced. The Government will also approve the associated model agreements that license holders must enter into. The amendment provides that the procedures and the agreement should include provisions concerning the deposit of funds equal to the cost of environmental protection and restoration for the project and the obligations and responsibilities of the government officials in charge of monitoring the same.

We note that the amendment restricts the application of the procedures and the agreement to be approved by the Government to "ordinary" protection zones rather than headwaters of rivers or other protected zones. "Ordinary" protection zones for water basins are determined as being 200 meters from the banks of such body of water. Further, the amendment provides that holders of mining licenses in forested areas must comply with certain requirements under the Forest Law of Mongolia. Some of these requirements include the planting of ten or more trees for every tree cut, payment of compensation for damage caused to forests and a prohibition on the cutting of young forests and fruit trees.

The amendments described above and future amendments to Mongolian laws could adversely affect our mining rights in the Ulaan Ovoo Property. Additionally, any restrictions imposed, or Mongolian government charges levied or raised (including royalty fees), under Mongolian law for the export of coal could harm our competitiveness.

Our mineral rights may be terminated or not renewed by governmental authorities and we may be negatively impacted by changes to mining laws and regulations.

Our activities are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labor standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local native populations. Although we believe that our activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on our business, operations and financial performance. Further, the mining licenses and permits issued in respect of our projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of our investments in such projects may decline.

In the United States, the tenures are in the form of claims where exploration and development rights are retained so long as annual maintenance fees are paid and certain forms filed. The maintenance fees may be substantial with a large number of claims and the fees are adjusted periodically. Diligent periodic assessment of the resource and development value of claims by the claimant is required.

In Bolivia, the New Mining Law introduced a more protectionist approach to the management of natural resources, particularly to the use of surface and land. The New Mining Law can be summarized as the transition from a concession system to a contract-based system. Under the New Mining Law, participants are granted mining rights through mining contracts. These contracts provide participants with the right to perform any of the recognised activities within the industry, but only for a limited period of time and without granting any sort of ownership rights over surface or land. In addition to the execution of mining contracts, the New Mining Law provides that participants may be granted a special license. The main difference between executing a mining contract and obtaining a license is that in the first case a participant may be granted rights to perform all activities within the productive chain, whereas in the second case they are only granted the right to perform one of such activities. These recent and anticipated changes to mining laws and policies may adversely affect us.

In Canada, governments must consult with First Nations with respect to grants of mineral rights and the issuance of or amendment to project authorizations. Consultation regarding rights or claimed rights of First Nations may require accommodations, including undertakings with respect to employment and other matters. This may impact a company’s ability to acquire, within a reasonable time frame, on acceptable terms, or at all, the necessary licenses or permits in these jurisdictions, and may affect the timetable and costs of development of mineral properties. In addition, even in situations in which the government has satisfied its duty to consult with affected First Nations and a company has complied with its related obligations, if any, such First Nations may occupy the mineral properties in question, block access to such properties or engage in other activities that impair the Company’s ability to develop mineral properties and continue to conduct operations. Additionally, while one First Nations group may be amenable to a company’s plans, there may be one or more additional First Nations groups that are not.

In Mongolia, our exploration licenses are subject to periodic renewal and may only be renewed a limited number of times for a limited period of time. While we anticipate that renewals will be issued as and when they are sought, there is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith. Our business objectives may also be impeded by the costs of holding and/or renewing the exploration licenses in Mongolia. License fees for exploration licenses increase substantially upon the passage of time from the original issuance of each individual exploration license. We need to assess continually the mineral potential of each exploration license, particularly at the time of renewal, to determine if the costs of maintaining the exploration licenses are justified by the exploration results to date, and may elect to let some of our exploration licenses lapse. Furthermore, we will require mining licenses and permits to mine in order to conduct mining operations in Mongolia. There can be no assurance that such licenses and permits will be obtained on terms favorable to us or at all for our future intended mining and/or exploration targets in Mongolia.

Title to our mineral properties may be disputed by third parties.

Title to mineral properties, as well as the location of boundaries on the grounds may be disputed. Moreover, additional amounts may be required to be paid to surface right owners in connection with any mining development. At all of such properties where there are current or planned exploration activities, we believe that we have either contractual, statutory, or common law rights to make such use of the surface as is reasonably necessary in connection with those activities. Although we believe we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to our properties will not be challenged or impaired. Successful challenges to the title of our properties could impair the development of operations on those properties.

Environmental regulations worldwide have become increasingly stringent over the last decade which will require us to dedicate more time and money to compliance and remediation activities.

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions, and federal, state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills and releases or emissions of various substances produced in association with mining operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Entities engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in capital expenditures, production costs or reduction in levels of production at producing properties, or require abandonment or delays in the development of new mining properties.

Certain of our properties are located on land that is or may become subject to traditional territory, title claims and/or claims of cultural significance by certain Native American tribes or Aboriginal communities and stakeholders, and such claims and the attendant obligations of the provincial and federal governments to those tribal or Aboriginal communities and stakeholders may affect our current and future operations.

Native American and Aboriginal interests and rights as well as related consultation issues may impact our ability to pursue exploration and development at our U.S. and Canadian properties. There is no assurance that claims or other assertion of rights by tribal or Aboriginal communities and stakeholders or consultation issues will not arise on or with respect to our properties or activities. These could result in significant costs and delays or materially restrict our activities. Opposition by Native American tribes or Aboriginal communities and stakeholders to our presence, operations or development on land subject to their traditional territory or title claims or in areas of cultural significance could negatively impact us in terms of public perception, costly legal proceedings, potential blockades or other interference by third parties in our operations, or court-ordered relief impacting our operations. In addition, we may be required to, or may voluntarily, enter into certain agreements with such Native American tribes or Aboriginal communities and stakeholders in order to facilitate development of our properties, which could reduce the expected earnings or income from any future production.

The mining industry in general is intensely competitive. Furthermore, there is no assurance that, even if commercial quantities are discovered, a ready market will exist for sale of the same mineral ore.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a ready market will exist for the sale of same. Marketability of natural resources which we may discover will be affected by numerous factors beyond our control, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in us not receiving an adequate return on our investment.

The mining business is subject to inherent risks, some of which are not insurable.

Our business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in amounts that we consider reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We may also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance, results of operations and business outlook.

We depend on a number of key personnel, including our directors and executive officers, the loss of any one of whom could have an adverse effect on our operations.

We depend on a number of key personnel, including our directors and executive officers, the loss of any one of whom could have an adverse effect on our operations. We have employment and consulting contracts with several key personnel and we do not have key man life insurance.

Our ability to manage growth effectively will require us to continue to implement and improve management systems and to recruit and train new employees. We cannot assure you that we will be successful in attracting and retaining skilled and experienced personnel.

Our business is highly dependent on the international market prices of the metals we plan to produce, which are both cyclical and volatile.

Our revenues, if any, are expected to be in large part derived from the mining and sale of vanadium, silver, coal and other minerals. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond our control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods.

The price of vanadium, silver and coal may have a significant influence on the market price of our securities and the value of our mineral properties. Mineral prices fluctuate widely and are affected by numerous factors beyond our control. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on our business, financial condition and result of operations.

We may be subject to misconduct by third-party contractors.

We will be heavily reliant upon our contractors during the development of large scale projects. Companies are often measured and evaluated by the behavior and performance of their representatives, including in large part their contractors. We work hard to build in controls and mechanisms to choose and retain employees and contractors with similar values to our own; however, these controls may not always be effective. Sound judgment, safe work practices, and ethical behavior is expected from our contractors both on and off-site. Any work disruptions, labor disputes, regulatory breach or irresponsible behavior of our contractors could reflect on us poorly and could lead to loss of social license, delays in production and schedule, unsafe work practices and accidents and reputational harm.

Our business requires substantial capital expenditures and is subject to financing risks.

We estimate that our current financial resources are insufficient to undertake presently planned exploration and development programs. Further exploration on and development and construction of our mineral properties may require additional capital. One source of future funds presently available to us is through the sale of equity capital. There is no assurance that this source will continue to be available as required or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration and/or development would be the offering of an interest in our mineral properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance that we will be able to conclude any such agreements on favorable terms or at all.

Any failure to obtain the required financing on acceptable terms could have a material adverse effect on our financial condition, results of operations and liquidity and may require us to cancel or postpone planned capital investments.

Currency fluctuation may affect our operations and financial stability.

We transact business in a number of currencies including U.S., Bolivian and Mongolian currencies. Fluctuations in exchange rates may have a significant effect on our cash flows. Future changes in exchange rates could materially affect our results in either a positive or negative direction. We do not currently engage in foreign currency hedging activities.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations in Canada and the United States, among other countries. Any violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.

We are subject to anti-corruption legislation including the Corruption of Foreign Public Officials Act (Canada) and other similar acts (which we refer to collectively as “Anti-Corruption Legislation”), which prohibit us or any of our officers, directors, employees or agents or any of our stockholders acting on our behalf from paying, offering to pay or authorizing the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an office capacity. Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Our international activities create the risk of unauthorized payments or offers of payments by our employees, consultants or agents, even though they may not always be subject to our control. We have policies and procedures in place that strictly prohibit these practices by our employees and agents. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants and agents may engage in conduct for which we may be held responsible. Any failure by us to adopt appropriate compliance procedures and to ensure that our employees and agents comply with Anti-Corruption Legislation and other applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct our business, which may have a material adverse impact on us or our share price.

Our results and financial condition are affected by global and local market conditions that we do not control and cannot predict.

Access to financing has been negatively impacted by many factors as a result of the global financial crisis. This may impact our ability to obtain debt or equity financing in the future on terms favorable to us and our ability to attain strategic partnerships or enter into joint venture arrangements which may further negatively impact the timeline for commencement of commercial production. Additionally, global economic conditions may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such volatility and market turmoil continue, our business and financial condition could be adversely impacted.

Our insurance will not cover all the potential risks associated with a mining company’s operations.

Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We may also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Prophecy to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

We have never paid any dividends and we are unlikely to do so in the foreseeable future.

To date, we have never paid any dividends on our outstanding common shares and we are unlikely to do so in the foreseeable future. Any decision to pay dividends on our common shares will be made by our Corporate Governance and Compensation Committee on the basis of our earnings, financial requirements and other conditions.

We engage in extensive related party transactions, which may result in conflicts of interest involving our management.

We have engaged in the past, and continue to engage, in extensive related party transactions involving certain of our management. See the discussion under the heading “Item 7.B. Related Party Transactions” for further detail. Such related party transactions could cause us to become materially dependent on the related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of the Company and our stockholders. Related party transactions often present conflicts of interest, could result in disadvantages to the Company, and may impair investor confidence, all of which could materially and adversely affect us.

We rely on information technology systems and networks in our operations which are provided and maintained by third-party contractors.

We rely on information technology (which we refer to as “IT”) systems and networks in our operations which are provided and maintained by third-party contractors. The availability, capacity, reliability and security of these IT systems could be subject to network disruptions caused by a variety of malicious sources, including computer viruses, security breaches, cyber-attacks and theft, as well as network and/or hardware disruptions resulting from unexpected failures such as human error, software or hardware defects, natural disasters, fire, flood or power loss. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support our business in the event of any such failure and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that if such an event were to occur, our response may not be adequate to immediately address all of the potential repercussions of the incident. In the event of a disaster affecting our head office, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. The failure of our IT systems or a component thereof could, depending on the nature, materially impact our financial condition, results of operations, reputation and share price.

Unauthorized access to our IT systems as a result of cyber-attacks could lead to exposure, corruption or loss of confidential information, and disruption to our communications, operations, business activities or our competitive position. Further, disruption of critical IT services, or breaches of information security, could expose us to financial losses and regulatory or legal action. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber-security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

We apply technical and process controls in line with industry-accepted standards to protect information, assets and systems. Although these measures are robust, they cannot possibly prevent all types of cyber-threat. There is no assurance that we will not suffer losses associated with cyber-security breaches in the future, and we may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber-threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that is not a foreign private issuer or that files as a domestic issuer.

As a “foreign private issuer,” we are exempt from certain rules under the Exchange Act, that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a foreign private issuer we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish will not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules. Further, we would be required to comply with United States generally accepted accounting principles, as opposed to IFRS, in the preparation and issuance of our financial statements for historical and current periods. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

As a Canadian incorporated and resident company, our financial statements are prepared using IFRS accounting principles which are different than the accounting principles under U.S. Generally Accepted Accounting Principles.

Our financial statements have been prepared in accordance with IFRS. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements. IFRS accounting principles are different from those of U.S. GAAP. Investors who are not familiar with IFRS may misunderstand certain information presented in our financial statements. Accordingly, we suggest that readers of our financial statements familiarize themselves with the provisions of IFRS accounting principles in order to better understand the differences between these two sets of principles.

Because we are a British Columbia company and the majority of our directors and officers are resident in Canada or countries other than the United States, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States.

We are amalgamated in British Columbia, and our principal place of business is in Canada. Our auditors and a majority of our directors and officers are residents of Canada or countries other than the United States. All or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors, officers and auditors who are not residents of the United States or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian or other foreign courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors and, as a result, adversely affect the price of our securities and result in a less active trading market for our securities.

We are an emerging growth company as defined in Rule 12b-2 under the Exchange Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our securities less attractive because of our reliance on some or all of these exemptions. If investors find our securities less attractive, it may adversely impact the price of our securities and there may be a less active trading market for our securities.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1,070,000,000 or more;

•

the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the U.S. Securities Act of 1933 (which we refer to as the “Securities Act”);

•	the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt; or

•

the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the Exchange Act, which would occur if the market value of our common shares that are held by non-affiliates exceeds $700,000,000 as of the last day of our most recently-completed second fiscal quarter.

There could be adverse tax consequence for our shareholders in the United States if we are deemed a passive foreign investment company.

Under United States federal income tax laws, if a company is (or for any past period was) a passive foreign investment company (which we refer to as “PFIC”), it could have adverse United States federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. Furthermore, the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While we do not believe that we currently are or have been a PFIC, we cannot make any assurances that we will not be a PFIC in the future. United States purchasers of our common shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our common shares if we are considered to be a PFIC.

If we are a PFIC, U.S. holders would be subject to adverse U.S. federal income tax consequences such as the ineligibility for any preferred tax rates on capital gains, the ineligibility for actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws or regulations. Whether or not U.S. holders make a timely qualified electing fund (or QEF) election or mark-to-market election may affect the U.S. federal income tax consequences to U.S. holders with respect to the acquisition, ownership, and disposition of our common shares and any distributions such U.S. holders may receive. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our common shares.

U.S. federal income tax reform could adversely affect us.

On December 22, 2017, U.S. tax legislation known as the Tax Cuts and Jobs Act (which we refer to as the “TCJA”), was signed into law, significantly reforming the U.S. Internal Revenue Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest, allows for the expensing of capital expenditures, puts into effect the migration from a “worldwide” system of taxation to a territorial system and modifies or repeals many business deductions and credits. The TCJA added a minimum tax on a U.S. corporation’s taxable income after adding back certain deductible payments to non-U.S. affiliates. In addition, the TCJA disallows deductions for interest and royalty payments from U.S. companies to non-U.S. affiliates that are hybrid payments or made to hybrid entities. We continue to examine the impact the TCJA may have on our business. Our net deferred tax assets and liabilities will be revalued at the newly enacted U.S. corporate rate, and the impact will be recognized in our tax expense in the year of enactment. The impact of the TCJA on holders of common shares is uncertain and could be adverse.

ITEM 4.             INFORMATION ON THE COMPANY

A.             History and Development of the Company

Prophecy Development Corp. (formerly Prophecy Coal Corp.) is an exploration stage company focusing on mining and energy projects in the United States, Canada, Bolivia and Mongolia.

Our Company, in its current form, is primarily the product of an April 16, 2010 business combination between Red Hill Energy Inc. and Prophecy Resource Corp. We are currently governed under the Business Corporations Act (British Columbia) (“BCBCA”). Our head and registered offices are located at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2, Telephone: 604-569-3661.

Red Hill Energy Inc. was incorporated on November 6, 1978 under the Corporations Act (British Columbia) under the name “Banbury Gold Mines Ltd.” Banbury changed its name to “Enerwaste Minerals Corp.” on July 3, 1992 and to “Universal Gun-Loc Industries Ltd.” on December 17, 1993. On April 24, 2002, Universal Gun-Loc changed its name to “UGL Enterprises Ltd.” and then to “Red Hill Energy Inc.” on May 29, 2006.

On April 16, 2010, Red Hill Energy Inc. changed its name to “Prophecy Resource Corp.” in conjunction with the merger of Red Hill Energy Inc. and Prophecy Resource Corp.

On June 13, 2011, the Prophecy Resource Corp. changed its name to “Prophecy Coal Corp.” in connection with its amalgamation with Northern Platinum Ltd. and Prophecy Holdings Inc. and an asset spin-off to capitalize the Company’s then-controlled affiliate, Wellgreen Platinum Ltd.

On January 5, 2015, Prophecy Coal Corp. changed its name to “Prophecy Development Corp.” in connection with an acquisition of assets located in Bolivia and to better reflect its various interests in its current mining and energy projects in the United States, Canada, Bolivia and Mongolia.

Our common shares are listed for trading on the TSX under the symbol “PCY”, the OTCQX® Best Market (which we refer to as the “OTCQX”) under the symbol “PRPCF” and the Frankfurt Stock Exchange under the symbol “1P2N”.

Important Events

On March 12, 2015, we entered into a Credit Facility (which, as amended, we refer to as the “Credit Facility”) with Linx Partners Ltd. (which we refer to as “Linx”), a private company wholly-owned and controlled by John Lee, our Interim Chief Executive Officer and Executive Chairman, and a member of our board of directors (which we refer to as the “Board”), in order to meet interim working capital requirements to fund our business operations and financial commitments. The Credit Facility was amended on May 5, 2015 and February 24, 2016. The Credit Facility was revolving and had a maximum principal amount available for advance of $2.5 million. The Credit Facility had a two-year term with an option to extend for any number of subsequent one-year terms subject to approval by the TSX, and had a simple interest rate of 18% per annum. We closed out and terminated the Credit Facility on November 28, 2017.

On May 5, 2015, the Company, through our wholly-owned subsidiary, Red Hill, entered into a purchase agreement with Khishig Arvin Industrial LLC, an arm’s-length party in Mongolia, to sell substantially all of our mining and transportation equipment at our Ulaan Ovoo mine for total proceeds of approximately $2.34 million. The sale, together with the sale of additional equipment to other arm’s-length parties, was completed in June 2015 and we received approximately $2.9 million in cash. In consideration for our receiving consent to the sales of the equipment from Linx, which held a general security interest over all of our property (including property indirectly held through our subsidiaries such as Red Hill), we issued the equivalent of 1,200,000 share purchase warrants of our Company to Mr. Lee, the beneficial owner of Linx, exercisable at the equivalent of $0.50 per share for a period of five years expiring on May 22, 2020.

On September 1, 2015, we announced a non-brokered private placement involving the issuance of up to the equivalent of 4,000,000 units at a price of the equivalent of $0.50 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of the equivalent of $0.70 per common share for a period of five years from the date of issuance. On September 30, 2015, we closed on a first cash tranche of the aforementioned private placement for gross cash proceeds of $556,000 through the issuance of the equivalent of 1,112,000 units. The remainder of this private placement was cancelled on November 4, 2015.

On November 12, 2015, we announced a non-brokered private placement involving the issuance of up to the equivalent of 2,500,000 units at a price of the equivalent of $0.40 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of the equivalent of $0.70 per common share for a period of five years from the date of issuance. On November 13, 2015 we closed on a first tranche of the aforementioned private placement for gross cash proceeds of $250,000 through the issuance of the equivalent of 625,000 units. On December 18, 2015, we announced the closure of the aforementioned private placement with no further subscriptions.

On December 18, 2015, we signed an EPC Agreement, Equity Investment Agreement, and Share Purchase Agreement with Shandong Electrical Power Construction No.2 Company (which we refer to as “SEPCO2”) to invest in, and build the our Chandgana Power Plant Project in Mongolia. On December 22, 2015, we signed a non-binding Joint Development Agreement with a Chinese partner to invest in the Chandgana Power Plant Project.

On January 25, 2016, we completed a non-brokered private placement involving the issuance of the equivalent of 800,000 units at a price of the equivalent of $0.25 per unit, with each unit consisting of one common share and one warrant to purchase one common share at a price of the equivalent of $0.40 per common share for a period of five years from the date of issuance.

On January 29, 2016, we voluntarily delisted our common shares from the OTCQX.

On March 30, 2016, we entered into a debt settlement agreement with Linx and Mr. Lee, the beneficial owner of Linx, pursuant to which, we agreed to issue the equivalent of 7,500,000 units to Mr. Lee, in satisfaction of $1,500,000 of indebtedness owed by us to Linx under the Credit Facility. Each unit consists of one common share and one warrant to purchase one common share at a price of the equivalent of $0.40 per common share for a period of five years from the date of issuance. We issued the aforementioned equivalent of 7,500,000 units on June 6, 2016.

On June 7, 2016, we completed the Share Consolidation.

On August 29, 2016, we completed a non-brokered private placement involving the issuance of the equivalent of 2,027,350 units at a price of the equivalent of $0.38 per unit for gross proceeds of $770,393. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full purchase warrant entitling the holder thereof to purchase one common share at a price of the equivalent of $0.44 per common share for a period of five years from the date of issuance.

On September 22, 2016, we sold our 60% interest in the Okeover, copper-molybdenum project located in British Columbia, Canada to Lorraine Copper Corp. (which we refer to as “Lorraine”). Under the terms of the agreement, Lorraine issued 2,200,000 common shares of Lorraine (valued at $0.08 per share) to us and assumed our $19,079 payment obligation to Eastfield Resources Ltd. under such parties’ existing joint venture agreement. We are additionally entitled to receive 30% of any payments or proceeds resulting from third party agreements related to the project entered into within five years of the date of the sale, up to a maximum amount of $1,000,000.

On January 13, 2017, we closed a non-brokered private placement involving the issuance of the equivalent of 499,990 units at a price of the equivalent of $0.30 per unit, with each unit consisting of one common share and one warrant to purchase one common share at a price of the equivalent of $0.40 per common share for a period of five years from the date of issuance.

On January 13, 2017, we entered into another debt settlement agreement with Linx and Mr. Lee, the beneficial owner of Linx, to settle most of the outstanding balance we owed to Linx under the Credit Facility. We agreed to issue the equivalent of 3,000,000 common shares of the Company to Mr. Lee, in satisfaction of $900,000 of indebtedness owed by us to Linx under the Credit Facility. Linx agreed to accrue and postpone the repayment of any principal, interest and fees due under the Credit Facility until the earlier of October 1, 2017, or such time as the Company is in a reasonable financial position to repay all or a portion of the amounts owing.

On February 10, 2017, we acquired the remaining 20% title interest held by Randsburg International Gold Corp. in the patented claims that comprise the Titan Project, and issued the equivalent of 200,000 common shares of the Company in consideration therefor.

On April 12, 2017, we closed a non-brokered private placement involving the issuance of the equivalent of 1,032,500 units at a price of the equivalent of $0.40 per unit, with each unit consisting of one common share and one warrant to purchase one common share at a price of the equivalent of $0.50 per common share for a period of five years from the date of issuance.

On June 22, 2017, we acquired through lease, the Gibellini Project, by paying USD$35,000 in cash to Janelle Dietrich, (whom we refer to as the “Gibellini Lessor”) with the intent to carry-out mining operations there. Under the mineral lease agreement, we agreed to lease the Gibellini mining claims by paying to the Gibellini Lessor, annual advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$120,000 per year), to the average vanadium pentoxide price of the preceding year. Upon commencement of production, we intend to maintain our acquisition through lease of the Gibellini mining claims by paying to the Lessor, a 2.5% net smelter return (which we refer to as “NSR”) until a total of USD$3 million is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine. All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at our option. On April 23, 2018, we amended the mineral lease agreement to provide us with an option at any time during the term of the mineral lease agreement, to require the Gibellini Lessor to transfer her title over all of the leased Gibellini mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resources) to us in exchange for USD$1,000,000, to be paid as an advance royalty payment (we refer to this as the “Transfer Payment”). We received a credit of USD$99,027 towards the Transfer Payment upon signing of the amendment, with the remaining USD$900,973 portion of the Transfer Payment due and payable by us to the Gibellini Lessor upon completion of the transfer of the aforementioned claims from the Gibellini Lessor to us. The advance royalty obligation and production royalty will not be affected, reduced or relieved by the transfer of title.

On July 10, 2017, we acquired through lease, the Louie Hill group of claims in Nevada, USA, by paying USD$10,000 in cash to Richard A. McKay, Nancy M. Minoletti and Pamela S. Scutt (whom we refer to collectively as the “Louie Hill Lessors”) with the intent to carry out mining operations there. Under the mineral lease agreement, we will lease the Louie Hill group of claims by paying to the Louie Hill Lessors, annual advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$28,000 per year), to the average vanadium pentoxide price for the preceding year. Upon commencement of production, we intend to maintain our acquisition through lease of the Louie Hill group of claims by paying to the Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased by us at any time for USD$1 million, leaving the total NSR to be reduced to 1% over the remaining life of the mine. All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at our option.

On September 20 and October 16, 2017, we closed on the first and second tranches, respectively, of a non-brokered private placement, pursuant to which we issued a total of the equivalents of 7,845,460 units and 11,397,110 special warrants each, at a price of the equivalent of $0.35 per unit or special warrant. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share at a price of the equivalent of $0.40 and is exercisable for a period of three years from the date of issuance. Each Special Warrant was to be exercisable for one unit at no additional cost to the holder provided TSX and shareholder approval for the issuance was obtained within a specified time. On December 18, 2017, we converted all the special warrants into units.

On December 5, 2017, we announced we had significantly expanded the land position at our Gibellini Project by staking a total of 198 new claims immediately adjacent to the Gibellini Project covering 4091 acres sufficient to enable future vanadium mining, processing and extraction.

On February 15, 2018, we acquired an additional 105 unpatented lode mining claims located adjacent to our existing Gibellini Project, through the acquisition of 1104002 B.C. Ltd. and its Nevada subsidiary, by paying a total of $335,661 in cash, settling $14,338 in debt and issuing the equivalent of 500,000 share purchase warrants to arm’s-length, private parties.

On February 27, 2018, we re-listed our common shares on the OTCQX, which began trading again under the symbol “PRPCF”.

On April 23, 2018, we announced an amendment to the Gibellini mineral lease agreement dated June 22, 2017, whereby we were granted the option to cause the Gibellini Lessor to transfer title to substantially all of the Gibellini mining claims to us in exchange for US$1,000,000, to be paid as an advance royalty payment.

On May 30, 2018, we announced a non-brokered private placement involving the issuance of up to the equivalent of 9,340,000 units at a price of the equivalent of $0.30 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of the equivalent of $0.40 per common share for a period of three years from the date of issuance. On June 26, we amended the terms of the private placement to involve the issuance of up to the equivalent of 7,000,000 units at a price of the equivalent of $0.28 per unit. All other terms of the aforementioned private placement remained the same. On July 6, 2018, we closed on a first cash tranche of the private placement for gross cash proceeds of $1,081,690 through the issuance of the equivalent of 3,863,180 units. On August 13, 2018, we closed on the second and final tranche of the private placement for gross cash proceeds of $55,506 through the issuance of 198,237 units. All the units in the second tranche were purchased by John Lee, our interim CEO, Executive Chairman, and a member of our Board.

On August 8, 2018, we completed the Forward Split.

B.             Business Overview

We are an exploration stage company focusing on mining and energy projects in the United States, Canada, Bolivia and Mongolia. We have a 100% interest in two vanadium projects in North America: the Titan Project, a vanadium-titanium-iron project in Canada, and the Gibellini vanadium project in the United States. We also own a 100% interest in the Pulacayo Project, a silver-lead-zinc property located in Bolivia. We also own a 100% interest in three coal properties in Mongolia: the Ulaan Ovoo Property, the Khavtgai Uul Property and the Chandgana Tal Property, in addition to the land use right and construction license for the Chandgana Power Plant Project. We do not currently consider our properties in Mongolia and the Titan Project to be material properties.

Our principal business is the acquisition, exploration and development of mineral and energy projects. Our business strategy focus is to make our Gibellini Project the first operating primary vanadium mine in North America, offering the best quality vanadium pentoxide product that exceeds customer requirements in a variety of high-tech applications such as batteries and aerospace. We are also considering development of our Titan Project and the acquisition of other vanadium resources to augment Gibellini and position us as a major producer of vanadium.

The vanadium resources are part of a portfolio of projects we are building that, through their diversity of locations, commodities and products, reduces our exposure to adverse regulation and political climates and changes in specific commodity prices. A diverse portfolio of projects from which a variety of minerals are mined and sold provides multiple opportunities to maintain revenue and is one facet of our efforts to attain our ultimate objective of stable positive cash flow.

All of the properties in which we hold an interest are considered to be in the exploration stage only and do not contain a known body of commercial minerals. As of the date of this Registration Statement, we have not commenced production at any of our properties, other than Ulaan Ovoo.

Principal Products, Markets and Marketing

At the moment, we are not in production and we do not produce any products or minerals. Based on the projects that we are developing, our possible future products may include, but will not be limited to, raw thermal coal, zinc-silver concentrate, lead-silver concentrate and vanadium pentoxide product.

We are working to bring Gibellini into production as soon as possible in order to address the supply-demand gap for vanadium projected to begin during 2018 (“Vanadium World Market Review and Forecast 2017,” Merchant Research and Consulting Ltd.). The projected demand is largely driven by environmental-related actions by the Chinese government which is intensified by increasing demand for vanadium redox flow storage batteries. The supply-demand gap will affect all uses of vanadium including steel manufacture, high tech applications and large capacity vanadium redox flow batteries.

Our marketing efforts have mostly been in assessing the reasons and sources of demand, but we have also conducted concept-level negotiations for supplying Gibellini vanadium to traders and battery manufacturers. As the Gibellini Project develops and more reliable information concerning timing, volume and quality become available, we will increase our marketing efforts. We will be primarily competing with other mining projects that produce raw thermal coal, zinc-silver concentrate, lead-silver concentrate and vanadium pentoxide. Our possible principle markets for vanadium pentoxide product may be Europe and/or China. Below are the 5-year historical industry pricing charts, USD per lb., for the vanadium pentoxide flake, minimum 98% vanadium pentoxide content, delivered in China and Europe.

China Vanadium Pentoxide Flake Min 98% Price USD / lb
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
-
08/2013
11/2013
02/2014
05/2014
08/2014
11/2014
02/2015
05/2015
08/2015
11/2015
02/2016
05/2016
08/2016
11/2016
02/2017
05/2017
08/2017
11/2017
02/2018
05/2018
08/2018

Europe Vanadium Pentoxide Flake Min 98% Price USD / lb
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
-
08/2013
11/2013
02/2014
05/2014
08/2014
11/2014
02/2015
05/2015
08/2015
11/2015
02/2016
05/2016
08/2016
11/2016
02/2017
05/2017
08/2017
11/2017
02/2018
05/2018
08/2018

Competitive Conditions

The mineral exploration and mining industry is generally competitive in all phases of exploration, development and production. We compete with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests for exploration and development projects.

International mineral commodity pricing is generally established in US dollars and the competitive positioning between producers can be significantly affected by fluctuations in exchange rates. The competitiveness of mineral producers is significantly determined by the grade or quality of the deposit, production costs and transportation costs relative to other producers. Such costs are largely influenced by the location and nature of mineral deposits, mining and processing costs, transportation and port costs, currency exchange rates, operating and management skills, and differing taxation systems between countries.

Seasonality

The mining business is subject to mineral commodities price cycles. If the global economy stalls and commodity prices decline, as a consequence, a continuing period of lower prices could significantly affect the economic potential of our properties and result in us determining to cease work on or drop our interest in, some or all of our properties. Our ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by prices of commodities, the strength of the economy and other general economic factors.

Sources and Availability of Raw Materials

All of the raw materials we require to carry on our business are available through normal supply or business contracting channels.

Economic Dependence

Our business is not substantially dependent on any one contract such as a property option agreement or a contract to sell the major part of our output.

Government Regulations

Our exploration and future development activities are subject to various national, state, provincial and local laws and regulations in the Unites States, Bolivia, Canada and Mongolia, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters.

Mining and exploration activities at our properties in North America are subject to various laws and regulations relating to the protection of the environment, such as the General Mining Law, U.S. federal Clean Water Act and the Nevada Water Pollution Control Law, both of which we discuss under the heading “Risk Factors” in this Registration Statement. Although, we intend to comply with all existing environmental and mining laws and regulations, no assurance can be given that we will be in compliance with all applicable regulations or that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail development of our properties. Amendments to current laws and regulations governing exploration and development or more stringent implementation thereof could have a material adverse effect on our business and cause increases in exploration expenses or require delays or abandonment in the development of mining properties. In addition, we are required to expend significant resources to comply with numerous corporate governance and disclosure regulations and requirements adopted by U.S. federal and Canadian federal and provincial governments. These additional compliance costs and related diversion of the attention of management and key personnel could have a material adverse effect on our business.

In Bolivia, existing government regulations, as well as recent and anticipated changes to mining laws and policies and mining taxes, and expected changes in governmental regulation or governmental actions may adversely affect us. More particularly, the Framework Law on Mother Earth and Integral Development for Living Well, in effect since October 15, 2012, prioritizes the importance of nature to the Bolivian people and could have significant consequences to the country’s mining industry and could adversely affect our Pulacayo project in Bolivia. The law established 11 new rights for “mother earth” including, the right to life and to exist; the right to continue vital cycle and processes free from human alteration; the right to pure water and clean air; the right to balance; the right not to be polluted; and the right to not have cellular structure modified or genetically altered. At present, it is unclear how this new law will affect exploration companies with projects in the area or how the law will be enforced, as there has been no discernable trend since the law’s passage. On May 28, 2014, Law 535 of Mining and Metallurgy (which we refer to as the “New Mining Law”) was adopted and placed into effect. Pursuant to the New Mining Law, we must develop our mining activities to comply with the economic and social function, which means observing the sustainability of the mining activities, work creation, respecting the rights of our mining workers, and ensuring the payment of mining patents and the continuity of existing activities. Although we have established procedures to reduce the risk of violation, we can neither predict how the New Mining Law will be interpreted nor assure you that our procedures will be successful.

Recent and future amendments to Mongolian laws could adversely affect our mining rights in the Ulaan Ovoo Property or our other projects, or make it more difficult and/or expensive to develop such projects and carry out mining. Please refer to our previous discussion of the Prohibition Law and the Amendment Laws in the section entitled “Item 3.D. Risk Factors” for more details. While we continue to pursue a resolution for our remaining license included in MRAM’s draft list, we cannot provide assurance that a favorable resolution, if any, will be achieved. While we will exercise our rights under Mongolian law in the event of an unfavorable decision, such unfavorable decision will have minimal impact on our Company as we do not consider our current Mongolian properties to be material.

Except as described in this Registration Statement, we believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and regulations.

For a more detailed discussion of the various government laws and regulations in the United States, Canada, Bolivia and Mongolia applicable to our operations and the potential negative effects of such laws and regulations, see the section “Item 3.D. Risk Factors.”

Plan of Operations

Currently, we do not have operating revenues, and we do not anticipate generating operating revenues during the remainder of the fiscal year and in the first 6 months of fiscal year 2019. Our primary source of funds since inception has been through the issuance of equity. As at December 31, 2017, we had working capital of $2.6 million, and as at June 30, 2018, we had working capital of $1 million. For the rest of fiscal year 2018 and the first 6 months of fiscal year 2019, we estimate that we might expend approximately $2,000,000 to $3,500,000 on developing the Gibellini and Pulacayo projects.

On July 6, 2018 and August 13, 2018, we raised gross proceeds of an aggregate $1,137,196 through the issuance of the equivalent of 4,061,418 units in a private placement. We do not expect it will be necessary to raise additional funds during the rest of fiscal year 2018 or the first six months of fiscal year 2019 to meet expenditures required for operating the business.

The Company is focused on developing its projects to production in the coming years and does not anticipate any acquisition of mineral projects in 2018.

We do not anticipate any material changes in our number of employees in the near future.

C.             Organizational Structure

We have ten direct wholly-owned, one direct 98%-owned, and three indirect wholly-owned subsidiaries.

The chart below illustrates the inter-corporate relationships among us and our subsidiaries, the percentage of voting securities of such subsidiaries owned by us, and each subsidiary’s jurisdiction of incorporation as of the date of this Registration Statement.

We hold mining and energy properties and projects through the following subsidiaries:

Subsidiary		Mining and Energy Properties and Projects

Red Hill Mongolia LLC	•	100% interest in the Ulaan Ovoo coal property (which we refer to as the “Ulaan Ovoo Property”) located in Selenge province, Mongolia.

Chandgana Coal LLC	•

100% interest in the Chandgana Tal coal property (which we refer to as the “Chandgana Tal Property”) and Khavtgai Uul coal property (which we refer to as the “Khavtgai Uul Property”) located in Khentii province, Mongolia. We refer to the Chandgana Tal Property and the Khavtgai Uul Property collectively as the “Chandgana Project.”

Prophecy Power Generation LLC	•

Holds the land use right and construction license for the Chandgana 600MW Coal-Fired Mine Mouth Power Plant project (which we refer to as the “Chandgana Power Plant Project”) planned in Khentii province, Mongolia.

912601 B.C. Ltd.	•	100% interest in the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada.

ASC Bolivia LDC Sucursal Bolivia	•	Holds the mining joint venture interest in the Pulacayo Paca silver-lead-zinc property (which we refer to as the “Pulacayo Project”) located in Quijarro province, Bolivia.

Vanadium Gibellini Company LLC	•

Has claimed 209 lode mining claims that comprise a portion of the Gibellini Project in Nevada, including three of the 17 claims that comprise the expanded Louie Hill group of claims. These claims are in adjudication as of the date of this Registration Statement.

VC Exploration (US) Inc.	•	100% interest in 105 unpatented lode mining claims that comprise a portion of the Gibellini Project in Nevada.

Additionally, we hold, through lease, the 40 unpatented lode mining claims that make up the Gibellini group of claims.

D.             Property, Plants and Equipment

General

Currently, we consider only the Gibellini and Pulacayo Projects to be material. We do not currently consider the Titan Project or any of our Mongolian properties to be material.

Portions of the following excerpts are based on the assumptions, qualifications and procedures set forth in the respective technical reports which are not fully described herein.

Please refer to the discussion under the heading “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Registration Statement for important information concerning certain mining terms and descriptions of our mineral deposits used or contained in this section.

GIBELLINI PROJECT

The scientific and technical information in this section of the Registration Statement relating to the Gibellini Project has been extracted or summarized from the technical report titled “Gibellini Vanadium Project, Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” with an effective date of May 29, 2018 (the “Gibellini Technical Report”). The Gibellini Technical Report was prepared by Kirk Hanson, P.E., Edward J.C. Orbock III, RM SME, Edwin Peralta, P.E., and Lynton Gormely, P.Eng., all of Amec Foster Wheeler E&C Services Inc. (“AMEC”).

The Gibellini Project discussion below includes the Gibellini and Louie Hill vanadium deposits, claims leased by us and claims held by our subsidiaries Vanadium Gibellini Company LLC and VC Exploration (US), Inc. located in the state of Nevada, USA.

Project Location

The Gibellini Project includes the Gibellini group of claims leased by the Company, the VC Exploration (US) Inc. group of claims and the Vanadium Gibellini Company LLC group of claims. Figure 1 below shows the location of the claims. On June 22, 2017, the Company acquired (through lease) the Gibellini group of claims which is located in Eureka County, Nevada, Unites States of America about 25 miles south of the town of Eureka. The Gibellini group of claims is comprised of 40 unpatented lode claims totaling approximately 771 acres. Under the mineral lease agreement, we leased the mining claims by committing to pay to the Gibellini Lessors, annual advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$120,000 per year), to the average vanadium pentoxide price of the prior year. Upon commencement of production, we will maintain our acquisition through lease of the Gibellini mining claims by paying to the Gibellini Lessors, a 2.5% NSR until a total of USD$3 million is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at our option. On April 23, 2018, we amended the mineral lease agreement to provide us with an option at any time during the term of the mineral lease agreement, to require the Gibellini Lessor to transfer her title over all of the leased Gibellini mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to us in exchange for USD$1,000,000, to be paid as an advance royalty payment (the “Transfer Payment”). We were credited with USD$99,027 towards the Transfer Payment upon signing of the amendment, and the remaining USD$900,973 portion of the Transfer Payment will be due and payable by us to the Gibellini Lessor upon completion of the transfer of the aforementioned claims from the Gibellini Lessor to us. The advance royalty obligation and production royalty payments will not be affected, reduced or relieved by the transfer of title. The Gibellini group of claims were previously leased to American Vanadium US Inc., which lease expired on February 29, 2016.

On July 13, 2017, we acquired (through lease) 10 unpatented lode claims totaling approximately 207 gross acres that formerly comprised the Louie Hill group of claims located approximately 500 meters south of the Gibellini group of claims. These claims were subsequently abandoned by the holders, and on March 11, 2018 and March 12, 2018, the Company’s wholly owned US subsidiaries, Vanadium Gibellini Company LLC and VC Exploration (US) Inc., staked the area within and under 17 new claims totaling approximately 340 gross acres which now collectively comprise the expanded Louie Hill group of claims. We believe opportunities exist to further expand the project beyond its current definition.

We are currently negotiating a royalty agreement with one of the Louie Hill Lessors to replace, on substantially similar terms, the mineral lease agreement, under which, we will lease the mining claims which formerly constituted the Louie Hill group of claims by paying to the Louie Hill Lessors, annual advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$28,000 per year), to the average vanadium pentoxide price for the prior year. Upon commencement of production, we will maintain our acquisition through lease of the former Louie Hill mining claims by paying to the Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by us for USD$1 million, leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at our option.

The expanded Louie Hill group of claims is located in the same formation and lithologic units as the Gibellini group of claims. The general geology in this area is considered to be similar to the Gibellini group of claims.

The VC Exploration group of claims include 105 lode claims that were acquired indirectly by us through the indirect acquisition of VC Exploration (US), Inc. in early 2018. The Vanadium Gibellini Company group of claims consist of 209 lode claims claimed by Vanadium Gibellini Company LLC in early 2018. The Vanadium Gibellini Company group of claims are in adjudication as of the date of this Registration Statement.

All the aforementioned claims are located in Eureka County, Nevada, Unites States of America about 25 miles south of the town of Eureka and are easily accessed by a paved road transitioning to a graded, gravel road extending south from US Highway 50.

The Gibellini Project is without known reserves and is exploratory in nature.

History

Work completed on the Gibellini Project prior to our involvement was undertaken by a number of companies, including the Nevada Bureau of Mines and Geology (NBMG, 1946), Terteling & Sons (1964–1965), Atlas and TransWorld Resources (1969), Noranda (1972–1975), and Inter-Globe (1989). Rocky Mountain Resources (RMP), later renamed to American Vanadium, conducted work from 2006–2011.

The Nevada Bureau of Mines and Geology completed four core holes in 1946. Work in the period 1964–1989 comprised rotary drilling, trenching, mapping, metallurgical testing, and mineral resource estimation. From 2006 to 2011, work programs included review of existing data, geological mapping, an XRF survey, reverse circulation (RC) and core drilling, additional metallurgical test work, and Mineral Resource estimation. A preliminary assessment was completed in 2008 and a feasibility study was commissioned in late 2010. Both studies were based on the Gibellini deposit and did not include the Louie Hill deposit. We do not consider these studies to be current and are considered historic under the guidelines of NI 43-101.

Resources

On May 29, 2018, we received the Gibellini Technical Report providing an updated the resource on the Gibellini Project.

Gibellini Deposit

The Gibellini Technical Report disclosed an estimated 7.94 million tons at a weighted average grade of 0.314% vanadium pentoxide (V2O5) in the Measured category and 15.02 million tons at a weighted average grade of 0.271% V2O5 in the Indicated category leading to a total combined Measured and Indicated Mineral Resource of 22.95 million tons at a weighted average grade of 0.286% V2O5. Total contained metal content of the Measured and Indicated Mineral Resources is 131.34 million pounds V2O5. The Inferred Mineral

Resource estimate is 14.97 million tons at a weighted average grade of 0.175% V2O5. The total contained metal content of the Inferred Mineral Resource estimate is 52.30 million pounds V2O5. The table below contains a summary of the Gibellini deposit resource estimate:

Confidence Category	Domain	Cut-off V2O5 (%)	Tons (Mt)	Grade V2O5 (%)	Contained V2O5 (Mlb)
Measured	Oxide	0.101	3.96	0.251	19.87
	Transition	0.086	3.98	0.377	29.98
Indicated	Oxide	0.101	7.83	0.222	34.76
	Transition	0.086	7.19	0.325	46.73
Total Measured and Indicated			22.95	0.286	131.34
	Oxide	0.101	0.16	0.170	0.55
Inferred	Transition	0.086	0.01	0.180	0.03
	Reduced	0.116	14.80	0.175	51.72
Total Inferred			14.97	0.175	52.30

Notes to accompany Mineral Resource table for Gibellini:

1.             The Qualified Person for the estimate is Mr. E.J.C. Orbock III, RM SME. The Mineral Resources have an effective date of May 29, 2018.
2.             Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.             Mineral Resources are reported at various cut-off grades for oxide, transition, and reduced material.
4.             Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; general and administrative (G&A) cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for oxide material, 70% for transition material and 52% for reduced material; tonnage factors of 16.86 ft3/ton for oxide material, 16.35 ft3/ton for transition material and 14.18 ft3/ton for reduced material; royalty: 2.5% NSR; shipping and conversion costs: $0.37/lb. An overall 40º pit slope angle assumption was used.
5.             Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

Louie Hill Deposit

The Louie Hill deposit lies approximately 1,600 ft south of the Gibellini deposit.

The Gibellini Technical Report provides an Inferred Mineral Resource of 7.52 million tons at a weighted average grade of 0.276% vanadium pentoxide (V2O5). The oxidation domains were not modeled. The total contained metal content of the estimate is 41.49 million pounds V2O5. The table below summarizes the Louie Hill deposit resource estimate:

Confidence	Cut-off	Tons	Grade	Contained
Category	V2O5 (%)	(Mt)	V2O5 (%)	V2O5 (Mlb)
Inferred	0.101	7.52	0.276	41.49

Notes to accompany Mineral Resource table for Louie Hill:

1.             The Qualified Person for the estimate is Mr. E.J.C. Orbock III, RM SME. The Mineral Resources have an effective date of May 29, 2018. The resource model was prepared by Mr. Mark Hertel, RM SME.
2.             Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.             Oxidation state was not modeled.
4.             Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; general and administrative (G&A) cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for mineralized material; tonnage factors of 16.86 ft3/ton for mineralized material, royalty: 2.5% NSR; shipping and conversion costs: $0.37/lb. For the purposes of the resource estimate, an overall 40º  slope angle assumption was used.

5.             Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

A total of 280 drill holes (about 51,265 ft) have been completed on the Gibellini Project since 1946, comprising 16 core holes (4,046 ft), 169 rotary drill holes (25,077 ft; note not all drill holes have footages recorded) and 95 reverse circulation holes (22,142 ft).

The vanadium-host black shale unit ranges from 175 to over 300 ft thick and overlies gray mudstone. The shale has been oxidized to various hues of yellow and orange to a depth of 100 ft. Alteration (oxidation) of the rocks is classified as one of three oxide codes: oxidized, transitional, and reduced.

No work has been conducted on the Gibellini Project since 2011. We have completed no exploration or drilling activities since the Gibellini Project acquisition.

The power supply for the Gibellini Project site is assumed to be at 24.9 kV and will supplied from a planned substation to be located near Fish Creek Ranch. This substation will tap and step-down the 69kV supply carried by the line to the Pan Mine to 24.9kV and place it on a line to the Gibellini Project. Negotiations with the power utility, Mt. Wheeler Power, would need to be undertaken to secure any future power supply contract and transmission line to the site.

Summary of Geological Setting and Mineralization

Regional Geology

The Gibellini property occurs on the east flank of the southern part of the Fish Creek Range. The southern part of the Fish Creek Range, consists primarily of Paleozoic sedimentary rocks of Ordovician to Mississippian Age of the eastern carbonate, western siliceous, and overlap assemblages. Tertiary volcanic rocks crop out along the eastern edge of the range and Tertiary to Quaternary sedimentary rocks and alluvium bound the range to the west and east in the Antelope and Little Smoky valleys, respectively. North to northeast-trending faults dominate in the region, particularly along the eastern range front.

The Gibellini property lies within the Fish Creek Mining District. The limestone hosted Gibellini Manganese-Nickel mine and the Gibellini and Louie Hill black-shale hosted vanadium deposits are the most significant deposits in the district and all occur within the Gibellini property boundary. The Bisoni-McKay black-shale hosted vanadium deposit occurs several miles south of the Gibellini property. A fluorite–beryl prospect and silver–lead–zinc vein mines with minor production are also reported to occur in the district.

Project Geology

The Gibellini deposit occurs within an allocthonous fault wedge of organic-rich siliceous mudstone, siltstone, and chert, which forms a northwest trending prominent ridge. These rocks are mapped as the Gibellini facies of the Woodruff Formation of Devonian Age (Desborough et al., 1984). These rocks are described by Noranda as thin-bedded shales, very fissile and highly folded, distorted and fractured (Condon, 1975). In general, the beds strike north-northwest and dip from 15 to 50° to the west. Outcrops of the shale are scarce except for along road cuts and trenches. The black shale unit which hosts the vanadium resource is from 175 ft to over 300 ft thick and overlies gray mudstone. The shale has been oxidized to various hues of yellow and orange up to a depth of 100 ft.

The Woodruff Formation is interpreted to have been deposited as eugeosynclinal rocks (western assemblage) in western Nevada that have been thrust eastward over miogeosynclinal rocks (eastern assemblage) during the Antler Orogeny in late Devonian time.

The Gibellini facies is structurally underlain by the Bisoni facies of the Woodruff Formation. The Bisoni unit consists of dolomitic or argillaceous siltstone, siliceous mudstone, chert, and lesser limestone and sandstone (Desborough and others, 1984).

Structurally underlying the Woodruff Formation are the coarse clastic rocks of the Antelope Range Formation. These rocks are interpreted to have been deposited during the Antler Orogeny and are attributed to the overlap assemblage.

The Louie Hill deposit is located in the same formation and lithologic units as the Gibellini deposit. The general geology in this area is thought to be similar to the Gibellini deposit area.

The ridge on which the Gibellini Manganese-Nickel mine (Niganz mine) lies is underlain by yellowish-gray, fine-grained limestone. This limestone is well bedded with beds averaging 2 ft thick. A fossiliferous horizon containing abundant Bryozoa crops out on the ridge about 100 ft higher than the mine. The lithologic and faunal evidence suggest that this unit is part of the Upper Devonian Nevada Limestone. Beds strike at N18E to N32W and dip at 18 degrees to 22 degrees west. The manganese–nickel mineralization occurs within this unit. Alluvium up to 10 ft thick overlies part of the area, and is composed mostly of limy detritus from the high ridge north of the mine. Minor faulting has taken place in the limestone near the mine. A contact between the mineralization and overlying limestone strikes northeast and dips at 25º northwest. This may be either a normal sedimentary contact or a fault contact (interpreted to be thrust fault but evidence is inconclusive).

Deposit Descriptions

Gibellini Deposit

The Gibellini deposit occurs within organic-rich siliceous mudstone, siltstone, and chert of the Gibellini facies of the Devonian Age Woodruff Formation.

In general, the beds strike north-northwest and dip from 15º to 50º to the west. The black shale unit which hosts the vanadium Mineral Resource is from 175 ft to over 300 ft thick and overlies gray mudstone of the Bisoni facies. The shale has been oxidized to various hues of yellow and orange up to a depth of 100 ft.

Alteration (oxidation) of the rocks is classified as one of three oxide codes: oxidized, transitional, and reduced. Vanadium grade changes across these boundaries. The transitional zone reports the highest average grades and RMP geologists interpreted this zone to have been upgraded by supergene processes.

Louie Hill

The Louie Hill deposit lies approximately 500 m south of the Gibellini deposit, being separated from the latter by a prominent drainage. Mineralization at Louie Hill is hosted by organic-rich siliceous mudstone, siltstone, and chert of the Gibellini facies of the Devonian Woodruff Formation and probably represents a dissected piece of the same allochthonous fault wedge containing the Gibellini deposit.

Mineralized beds cropping out on Louie Hill are often contorted and shattered but in general strike in a north–south direction, and dip to the west 0 to 40º.

Rocks underlying the Louie Hill Deposit consist of mudstone, siltstone and fine-grained sandstone probably of Mississippian age (Webb and/or Chainman Formations).

Oxidation of the mineralized rocks has produced light-colored material with local red and yellow bands of concentrated vanadium minerals.

Recent Activities

In December 2017, we significantly expanded the land position at the Gibellini Project by staking 198 new claims immediately adjacent to the Gibellini Project covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction.

During the year ended December 31, 2017, we incurred total costs of $431,567 for the Gibellini Project including $74,876 for claims registration and annual maintenance fees, $272,620 for geological services, and $84,071 for general and administrative expenses.

Planned Activities

Contingent upon obtaining all necessary permits and authorizations for the Gibellini Project, a mine construction decision may be considered by our Board, and, if positive, will be accompanied by an actionable project financing plan. A positive production decision would not be based on a feasibility study of mineral reserves demonstrating economic and technical viability so would carry increased uncertainty and the risk of failure as to the mining method and profitability. We intend to continue preparations to re-start the environmental and permitting process, sourcing water and review of previous metallurgical work and current metallurgical technologies to consider additional work that would enhance the project.

In line with these intentions, the Company met with staff of the Battle Mountain District-Mt. Lewis field office of the United States Bureau of Land Management (which we refer to as the “BLM”) on March 23, 2018 to outline needed environmental work. During the meeting, we were informed that the Gibellini Project will be one of the first projects to undergo NEPA review under Secretary of the Interior Order No. 3355 (the “Order”). Under the Order, environmental impact statements are to undergo a streamlined process wherein the document will have a maximum 150 pages and be completed in 12 months. On May 9, 2018 the company submitted a Management Plan of Operations for the Gibellini vanadium project to the BLM and a Reclamation Permit Application to the Nevada Division of Environmental Protection, Bureau of Mining Regulation and Reclamation (which we refer to as the “BMRR”). Submission of the Management Plan of Operation is an important project milestone and is the first step in permitting the project. The next steps are as follows: the BLM and the Company will identify data and baseline studies requiring updates, which we will engage contractors to perform; we will begin preparing an environmental report relating to the Gibellini Project to be submitted to the BLM; we will begin preparing a Water Pollution Control Permit application to be submitted to the BMRR; upon acceptance of the baseline studies, Management Plan of Operation, and environmental report by the BLM, we expect to trigger a Notice of Intent (“NOI”) in 2019 by the BLM to prepare an environmental impact statement (“EIS”) for the Gibellini Project. There is no assurance that the baseline studies, Management Plan of Operation, and environmental report will be accepted by the BLM in 2019 or that the Company will be able to trigger an NOI in 2019.

The company is initiating preparations for its exploration and verification drilling program on the Gibellini vanadium project in the second half of 2018. A total of 4,880m of reverse circulation drilling in 64 holes are planned in the following target areas: Gibellini: 33 holes total 2,740 meters, Louie Hill: 28 holes total 1,765 meters, Middle Earth, Big Sky and Northeast Regional Prospects: 3 holes total 375 meters. The purpose of the program is to increase the resource tonnage and upgrade the confidence level of the Gibellini and Louie Hill resources, and expand the project into a vanadium district play with multiple discoveries. This timeline is contingent upon issuance of necessary permits to conduct the described work and is subject to change.

PULACAYO PROJECT

The scientific and technical information in this section of the Registration Statement that specifically relates to the current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the technical report titled “Updated Mineral Resource Estimate Technical Report for the Pulacayo Project” dated November 14, 2017, with an effective date of October 20, 2017 (the “Pulacayo Technical Report”). The Pulacayo Technical Report was prepared by Peter Webster, P.Geo and Michael Cullen, M.Sc., P. Geo of Mercator Geological Services Limited. Additional information presented below that pertains to the Pulacayo Project but does not specifically appear in the Pulacayo Technical Report has been provided by the Company.

The Pulacayo Project discussion below includes the Pulacayo and Paca silver-lead-zinc deposits and related concessions located in Bolivia.

The Pulacayo Project consists of many licenses within which are located the Pulacayo and Paca mineral deposits, several areas of potential mineralization, and historic tailings piles. Previously, the property has been called the ‘Pulacayo property’ but ‘Pulacayo Project’ is used in this Registration Statement because it better reflects the size, multi-deposit nature, and development of the property.

Project Location

The Pulacayo Project is located 18 km northeast of the city of Uyuni (Canton of Pulacayo, Quijarro Province) in the Department of Potosí in south western Bolivia, 460 km south east of the capital city, La Paz, and 130 km south west of Potosí, the department capital (Figure 2). The approximate coordinates of the center of the project are 740 000 m East and 7 746 000 m North UTM Zone 19 south projection WGS84 datum, and at an elevation of 4,305 m ASL.

Pulacayo has a semi-arid climate with low annual rainfall and a mean summer temperature of 12°C between October and March. During winter, minimum temperatures reach the -20 to -25 ºC range and summer maximums in the 18 to 20°C range occur between June and July. The yearly mean temperature is 5.5°C.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Project Access

Local Bolivian airlines fly regular domestic flights between major cities to Uyuni city. The principal highways are generally paved and heavy trucks and buses dominate road traffic outside of the major cities. For the most part, road freight service functions adequately even to small remote villages. The Pulacayo Project is accessed from La Paz by means of a paved road through Oruro. It can also be accessed by the gravel road between Oruro and Potosí and from Potosí to Uyuni by a good quality gravel road. The road from Potosí to Uyuni is paved. There is also a reasonably well-developed rail system with connections south to Argentina, east to Brazil and west to Chile and the port of Antofagasta. Rail service from Uyuni connects with Oruro, Atocha, Tupiza, and Villazon (on the border with Argentina). Uyuni is also connected by railway to Chile through Estación Abaroa.

Climate

Pulacayo has a semi-arid climate, with annual rainfall of approximately 100 mm. During winter, minimum temperatures reach the -20º to -25º C range and summer maximums in the 18 to 20°C range. The rainy period lasts from November to March corresponding with the southern hemisphere’s summer season. Potosí receives regular snowfalls, typically between February and April at the end of the rainy season. On the Altiplano and in higher altitude areas, sub-zero temperatures are frequent at night throughout the year.

Infrastructure and Local Resources

The cemetery substation currently used for Pulacayo town and located at the mine, will be enlarged and upgraded to include the equipment for the complex and satisfy current government requirements. Included in the substation will be a transformer, breakers, switches, lightening protection and grounding. The transformer will step down the 44 kV current from the grid to 380 V to be used by the complex. Breakers will protect the transformer from incoming line overloads. The switches will isolate the substation for repairs and maintenance. Grounding will be provided for the substation and lightning rods with proper grounding will protect the substation from lightning strikes. The generator will provide back-up (reserve) power should the incoming power quality or amount become unreliable or power be lost. Potable water is supplied for the Pulacayo Mining Cooperative, the Pulacayo population, and the town of Uyuni by pipeline from the Yanapollera dam and reservoir facility located 28 km from Pulacayo. To ensure an adequate consistent supply of water for the mine and concentrator a water storage reservoir possibly supplemented by groundwater sources is being considered. Telephone services include an ENTEL-based long distance service and a GSM signal cellular telephone service. Internet access is available in most areas. Two antennae provide reception and transmission of signals from national television stations. Apogee Silver Ltd (“Apogee”) installed a satellite receiver to provide internet access for its operation, which is shared with the Cooperative Social del Riesgo Compartido (Shared Risk Cooperative).

Approximately 600 people currently live in Pulacayo on a permanent basis. The village has a state-operated school and medical services. A hospital and clinic function independently. Numerous dwellings and mining related buildings in Pulacayo are owned by COMIBOL, some of which have been donated to the Pulacayo Mining Cooperative. Under the Shared Risk Contract, COMIBOL makes some mining infrastructure available for use by Apogee. Many of the residents have mining experience through working for the Pulacayo Mining Cooperative.

Basic exploration services are available in Bolivia and include several small diamond core drilling contractors, sample preparation (ALS Group, located in Oruro), and assay laboratories (SGS Group located in La Paz, and several locally owned assay facilities). The Bolivian National School of Engineering operates a technical college in Oruro (Universidad Técnica de Oruro) that includes a mineral processing department and laboratory facilities that provide commercial services to the mining industry. In general, an adequate supply of junior to intermediate level geologists, metallurgists, mining engineers and chemists is currently considered to be present in Bolivia.

Physiography

The Pulacayo Project area is located in the Altiplano region, a high altitude plain broken by small mountains and hilly areas. It is immediately south west of the Cosuño Caldera where local topographic relief is gentle to moderate, with elevations ranging between 4,000 m and 4,500 m above sea level.

The Paca and Pulacayo domes are volcanic structures that exist as prominent topographic highs in this area.

Property

Ownership of the Pulacayo Project properties is through Joint Venture Agreements. Apogee Minerals Ltd. (renamed “Apogee Silver Ltd.” in March 2011) controlled 100% of the Pulacayo Project through an agreement with Golden Minerals Company (“GMC”), the successor of Apex Silver Company before its acquisition by us. GMC’s former Bolivian subsidiary, ASC Bolivia LDC Sucursal Bolivia (“ASC”), holds the mining rights to the concessions through a joint venture with the Pulacayo Mining Cooperative, which in turn has a lease agreement with COMIBOL, the state mining corporation of Bolivia. On January 21, 2011, Apogee entered into a definitive agreement with GMC to acquire all of the issued share capital of ASC, which holds a 100% interest in the Pulacayo Project. Pursuant to the agreement, Apogee acquired all of the issued and outstanding shares of the subsidiary from GMC in consideration for common shares of Apogee upon closing of the transaction, and an additional block of common shares and a cash fee eighteen (18) months following closing of the transaction. In January 2015, Prophecy Coal Corp. (predecessor to the Company) completed purchase of Apogee Minerals Bolivia S.A., ASC Holdings Limited and ASC Bolivia LDC (which hold ASC, the holder of Apogee’s mining joint venture interest in the Pulacayo Project) (collectively, the “Apogee Subsidiaries”) and thus Apogee’s interest in the mining joint venture. Figure 3 shows the distribution of mineral concessions at the time Prophecy purchased the Apogee Subsidiaries. The term of the Joint Venture Agreement is 23 years starting July 30th, 2002. ASC Bolivia LDC is committed to pay to COMIBOL USD$1,000 during the exploration period. During the mining period ASC Bolivia LDC will pay to COMIBOL the equivalent of 2.5% of the Net Smelter Return (NSR) and 1.5% of the Net Smelter Return (NSR) to the Pulacayo Cooperative. On September 1, 2016 the Bolivian government issued Supreme Decree N° 2891 which was confirmed by Law N° 845 dated October 24, 2016. Both regulations revert to the domain of the State, areas over which joint venture agreements, lease or sub-lease agreements have been executed between mining cooperatives and private local or foreign companies, in order to convert such agreements into mining production contracts between the private parties party to such agreements and the government. This affects our Pulacayo Joint Venture Agreement. We submitted the required application on December 22, 2016, and we are currently awaiting a resolution from the Bolivian Ministry of Mining and Metallurgy. We expect to have our Pulacayo Joint Venture Agreement converted into a mining production contract by the end of 2018.

History of Production

Mining of silver deposits at Pulacayo began in the Spanish Colonial Period (c. 1545) but production details do not exist. The first recorded work was carried out in 1833 when Mariano Ramírez rediscovered the Pulacayo deposit. In 1857 Aniceto Arce founded the Huanchaca Mining Company of Bolivia and began development and production. Revenue from the mine funded the first railway line in Bolivia which in 1888 connected Pulacayo to the port of Antofagasta, Chile. Annual silver production reached 5.7 million ounces in 1891 with production predominantly from the rich Veta Tajo (Tajo Vein System). In 1923, mining operations ceased due to flooding of the main working levels.

In 1927, Mauricio Hochschild bought the property and re-started mine development with focus on the Veta Cuatro vein. During this time, the 2.8 km long San Leon access tunnel was developed to facilitate ore haulage and the first recorded exploration work in the area was undertaken. Work continued through the intervening years, and in 1952, the Bolivian government nationalized the mines and administration of the Pulacayo deposit and management was assumed by the state mining enterprise COMIBOL. COMIBOL continued operations producing 678 million ounces of silver, 200,000 tons of zinc and 200 000 tons of lead until closure in 1959 due to exhaustion of reserves and rising costs. COMIBOL also imposed cutbacks on exploration at this time. In 1962, a local cooperative group named Cooperativa Minera Pulacayo (the “Pulacayo Mining Cooperative”) was founded and this group leased the Pulacayo mine from COMIBOL. The Pulacayo Mining Cooperative has operated small-scale mining in the district since that time and continues to do so. During the period from November 2011 to May 2013 Apogee performed trial mining, which is described in the “Mining” section below.

There is limited mining at the Paca deposit. But the dates of mining, production, and grade are not known.

Geology

General

In south western Bolivia, the Andes Mountains consist of three contiguous provinces, which are, from west to east, the Cordillera Occidental, the Altiplano, and the Cordillera Oriental. The basement beneath the area, which is as thick as 70 km, is believed to be similar to the rocks exposed immediately to the east, in the Cordillera Oriental, where a Phanerozoic-age fold and thrust belt consists largely of Paleozoic and Mesozoic-age marine shales and sandstones. Deposited mostly on Precambrian basement, the rocks of the Cordillera Oriental were deformed during at least three mountain-building cycles. The Altiplano is a series of high basins located between mountain ranges that formed apparently in response to folding and thrusting. Its formation involved the eastward underthrusting of the basement rocks of the Cordillera Occidental, concurrent with the westward overthrusting of the sedimentary rocks of the Cordillera Oriental. These thrusts resulted in continental foreland basins that received as much as 15,000 m of sediment and interlayered volcanic rocks during the Cenozoic. Igneous activity accompanying early Andean deformation was primarily focused further west, in Chile. During the main pulse of Andean deformation, a number of volcano-plutonic complexes were emplaced at several localities on the Altiplano, particularly along its eastern margin with the Cordillera Oriental and to the south. During glacial time, most of the Altiplano was covered by large glacial lakes of which the great salars of Uyuni and Coipasa are remnants. The Cordillera Occidental consists of late Miocene to Recent volcanic rocks, both lava flows and ash flow tuffs that have erupted in response to the subduction of the Nazca plate beneath the continent of South America. This underthrusting continues, and many of the volcanoes that form the crest of the Andes and mark the international border with Chile are presently active.

Exploration

Modern era exploration in the project area included surface and underground mapping, drilling and sampling by ASC and topographic mapping, surface mapping, geophysical surveying and drilling by Apogee. ASC performed preliminary geologic mapping during 2003. They completed exploration drilling using diamond coring method between July 2002 and November 2002, February 2003, and September 2003. The drilling information is summarized the table below. These drilling programs outlined disseminated, veinlet and stock work style mineralization occurring between previously mined high-grade veins.

Summary of Modern Era Drilling

Party	Deposit	Period	Number of Drill Holes	Meters of Drilling	Drill Holes By Spud Location
ASC	Pulacayo	Jul–Nov 2002	14	3,905	11 surface 3 underground
	Pulacayo	Feb 2003	2	554	0 surface 2 underground
	Pulacayo	Sep–Oct 2003	8	1,302	6 surface 2 underground
	Paca	2002—2005	36	4,344	36 surface 0 underground
Total			61	10,105	54 surface 7 underground
Apogee	Paca	Feb–Apr 2006	23	2,302	23 surface 0 underground
	Pulacayo	Feb–Jun 2006	19	4,418	15 surface 4 underground
	Paca	Jun–Nov 2006	46	10,444	46 surface 0 underground
	Paca	Nov–Dec 2006	7	886	7 surface 0 underground
	Paca	Nov 2007	14	3,745	14 surface 0 underground
	Paca	Jan–May 2008	54	14,096	46 surface 8 underground
	Pulacayo	Jun 2009	49	12,756	26 surface 23 underground
	Pulacayo	Nov 2010–Dec 2011	45	29,936	45 surface 0 underground
	Pulacayo	Aug 2011–Jun 2012	34	3,166	0 surface 34 underground
Total			291	81,749	222 surface 69 underground
Grand Total			352	91,854	276 surface 76 underground

Apogee commissioned a topographic survey of the Pulacayo and Paca areas in 2006 to provide a topographic base map for use in establishing road access, geological mapping and surface sampling, and locating drill collars and geophysical lines. A surface mapping and sampling program was done during 2005 and initially utilized the ASC preliminary geological maps. The company completed detailed surface mapping that covered all the exploration licenses. The sampling consisted mostly of rock chip samples taken from outcrops and accessible underground mine workings for a total of 549 samples. During 2006 Apogee also commissioned a detailed, three-dimensional digital model of the historic underground mine workings. The model was subsequently modified by Apogee to conform to the current datum and adjusted to align with the +1% incline grade of the San Leon tunnel. An induced polarization (IP) geophysical survey was carried out by Apogee between November and December 2007. A total of 29 line km of IP surveying was completed on the Pulacayo Project including seven lines at Pulacayo oriented north-south perpendicular to the east-west strike of the Tajo Vein System (TVS) and five similarly oriented survey lines at Paca.

Following the acquisition of the Pulacayo Project, Apogee initiated a diamond core exploration drill program that consisted of 19 holes. During 2007-2008 Apogee focused on the Paca deposit and completed 68 drill holes in two programs with 14 completed during November 2007 and 54 holes completed during 2008. Subsequent drilling occurred during June 2009, between November 2010 and December 2011, and between August 2011 and June 2012. The drilling information is summarized in the table above. Overall core recovery reported by Apogee exceeds 90% in most cases though proximity to old mine workings reduces the recovery potential due to associated bedrock instability. Particular attention was paid to the planning and documentation of drill holes. Planning is based on the logging and interpretation of geological cross sections generated by Apogee staff geologists. Drill hole coordinates are established from digital maps and surface drill hole collars are located on the ground by field geologists using a hand-held GPS receiver. The completed drill hole is later surveyed by company surveyors. Drill hole azimuth and inclination are established using a compass and clinometer. Collar coordinates for underground drilling are established by company surveyors and hole azimuth and inclination are set by transit. Downhole deviation is determined for both surface and underground holes at approximately 50 m intervals using down hole survey tools.

Work during 2015 included mapping, sampling, assays and metallurgical tests under Phase 2 of the exploration plan, planning for Phase 2 (geophysics, drilling and assays), and preparation and submittal of the permit application for Phase 2. The exploration centered on assessing the historical tailings piles and potential mineralized areas suggested by historical exploration. On February 2, 2015, the Company announced the assay results received January 22, 2015 from ALS Minerals Ltda., for samples obtained during the reconnaissance sampling program of tailings piles materials. The tailings piles are the remaining materials from processing ore, extracted from the Pulacayo mining district between approximately 1850 and 1950. The ore was processed by a mill on site which has since been dismantled.

A total of 12 tailings piles were identified at the start of the mapping and sampling program and a total of 299 samples from the 12 tailings piles were obtained. Samples were obtained at random locations on the top surface of those piles from small holes excavated with an excavator and systematically at 2 meter spacings in the walls (slopes) of the piles from hand dug or excavated trenches, all at depths of 1.2 to 1.5 meters. The samples were then preserved, stored, secured, and transported following industry standard methods. The assay program was performed by ALS Minerals Ltda. of Lima, Perú and included standard Quality Assurance and Quality Control (QA/QC) samples to enforce the validity of the results. The results indicate silver grades up to 1200 g/t, gold grades up to 7 g/t and indium grades up to 154.5 g/t. On September 10, 2015, the Company reported results from preliminary metallurgical test work conducted on samples collected from various tailing piles at the Pulacayo Project showing up to 64.39% silver recovery.

Surface mapping and sampling was completed during June to August 2015 on four potential mineralized areas (El Abra, Pero, Paca, and Pacamayo). The sampling included close spaced grab and chip samples obtained systematically where the trend of the mineralization is apparent or in historic mine adits and random spot sampling where the trend is not apparent. The samples were obtained through the aid of trenching to allow sampling of fresher material, where possible. The samples were then preserved, stored, secured, and transported following industry standard methods. The assay program was performed by ALS Minerals Ltda. and included standard QA/QC samples to enforce the validity of the results. On August 27, 2015 and September 9, 2015, the Company announced assay results of the first and second group of samples from the potential mineralized areas at the district exploration program. On September 18, 2015, the Company announced the assay results of the three Pacamayo samples where the silver grade was reported as more than 1,500 g/t. These samples have undergone reanalysis using the fire assay and gravimetric finish method which has a greater upper detection limit.

An exploration permit application was submitted during early 2015. The exploration permit would allow geophysical work to complete Phase 1 then after review of the Phase 1 information and previous exploration information and planning, completion of Phase 2.

Planning and budgeting for exploration to prove the planned stopes in the internally-developed mining plans was completed. This exploration plan included in-mine drilling and mining new drivages to explore new areas, mapping of existing exposures and new drivages, sampling of existing exposures, new drivages, and drill core for laboratory analysis and metallurgical testing.

Mineralization

Pulacayo is a low sulphidation epithermal polymetallic deposit hosted by sedimentary and igneous rocks of Silurian and Neocene age (Pressacco et al., 2010). The Silurian sediments underlie the volcanic rocks and include diamictites, sandstones and shales. The Neocene rocks are predominantly volcano-sedimentary in origin and include conglomerates, sandstones, rhyolitic tuffs, dacitic-rhyolitic domes, andesitic porphyries and andesitic flows. The Pulacayo Project is located on the western flank of a regional anticline that affects sedimentary and igneous rocks of Silurian, Tertiary and Quaternary ages on the western flank of the Cordillera Oriental, near the Cordillera-Altiplano boundary. The major geologic features of the area are faults and an anticline that are considered to be important with respect to the location of mineralization.

The Uyuni-Khenayani Fault is a reverse fault located about 4 km west of Pulacayo, which is believed to have controlled localization of volcanic center complexes in the area and related mineralized areas including at Pulacayo. The Pulacayo, Paca Mayo and Paca volcanic dome complexes occur along a north-south corridor defined by two parallel, north-south trending regional faults that are approximately 2.7 km apart. The domes occur over a distance measuring approximately 10 km in length. Polymetallic vein and wall rock mineralization at Pulacayo is controlled by east-west trending secondary faults that cut the Tertiary age sedimentary and volcanic rocks of the Pulacayo dome. The stock work vein system was emplaced on the southern side of the Pulacayo dome complex and is best exemplified by the TVS which holds the largest metal resource. The TVS bifurcates in andesitic rocks to form separate veins that collectively form a dense network or stock work of veinlets along strike. The bifurcating, polymetallic veins are commonly separated by altered andesitic composition rock that contains disseminated sulphide mineralization. The mineralized zones at Pulacayo, Paca Mayu and Paca all occur on the west flank of a north-south striking anticline primarily comprised of folded sedimentary rocks. Local topographic highs define domes and stocks composed of Lower Miocene age dacitic-andesitic composition igneous rocks that intrude the folded sedimentary rocks. A younger phase of volcanic activity is also superimposed on the anticline and is marked by volcanic rocks of andesitic and rhyolitic composition. Volcanic ash deposits associated with the Cosuño Caldera are the youngest volcanic deposits in the area.

Hydrothermal wallrock alteration is spatially associated with the main vein system trends and includes propylitic, sericitic, moderate-advanced argillic, and siliceous assemblages. Host rock composition exerts a strong local influence on both the nature of alteration assemblages present and their relative intensity of development. On this basis, spatial distribution of hydrothermal alteration assemblages is a useful indicator of proximity to mineralized structures. Moderate argillic alteration is observed throughout the area and transitions to intense argillic alteration in close proximity to veins and disseminated-stock work zones. Haloes of silicification up to several centimeters in width are developed around vein contacts in some cases. Silicification grades into advanced argillic alteration as distance into the wall rock increases and this gradually grades to argillic and propylitic zones with greater distance.

The Pulacayo deposit is considered an example of a sub-volcanic epithermal mineralization system showing well developed vertical metal zonation. The TVS is the main mineralized vein and stock work system at the Pulacayo Project. The east-west striking faults are interpreted to have acted as a conduit system for mineralizing fluids, with sulphide precipitation in open spaces to form veins and along fractures or by replacement to form zones of disseminated mineralization. Changes in temperature, pressure and the chemical state between the wall rock and fluid are thought to have influenced the style and intensity of mineralization. The high grade parts of the TVS were historically mined as single 1 m to 3 m wide veins but it transitions into zones of complex quartz-sulphide or sulphide vein arrays that occur over widths ranging from less than a meter up to 120 m. Mineralization of economic interest at Pulacayo is predominantly comprised of sphalerite, galena and tetrahedrite in sulphide-rich veins that are accompanied by locally abundant quartz, barite and pyrite with disseminated sphalerite, galena and tetrahedrite in the wallrock between the veins. To date, the TVS system has been continuously proven by mining and/or surface exposure along a strike length of 2,700 m and to a vertical depth of 1,000 m below surface, is open in both strike and dip components, and locally reaches approximately 120 m of mineralized width. Figure 4 presents a geological section perpendicular to the TVS.

As to the Paca deposit, faulting is also considered to have provided conduits for mineralizing fluids. The faulting includes north-south trending reverse faults and east-west trending extensional faults that are located concentrically around Paca dome. The assemblage of propylitic, sericitic, moderate to advanced argillic, and siliceous wall rock alteration spatially associated with silver-zinc-lead mineralization as at the Pulacayo deposit is also found at the Paca deposit. But at Paca disseminated (mantos) style and breccia hosted styles of mineralization are most common though a locally mineralized conglomerate is also found. Generally, discrete veins of mineralization having significant width and length are not common. The sulphide mineral phases commonly associated with economic grades recognized at Paca include sphalerite, galena, silver sulphosalts, tennantite, smithsonite, barite, manganese oxide, gypsum, jarosite, specularite, cerussite, dolomite, aragonite and calcite. A geological section perpendicular to the mineralization is presented in Figure 4. Information regarding sampling is contained in the Pulacayo Technical Report.

Sampling

The core is initially examined by core technicians and all measurements are confirmed. Core is aligned and repositioned in the core box where possible and individual depth marks are recorded at 1 m intervals on the core box walls. Core technicians photograph all core, measure core recovery between core depth blocks, complete magnetic susceptibility readings and specific gravity measurements, and record the information on hard copy data record sheets. This information is initially entered into Excel digital spreadsheets and then incorporated into the project digital database. Drill site geologists then complete a written quick log of rock types along with a graphical strip log that illustrates the rock types. They subsequently complete a detailed written description of rock types, alteration styles and intensities, structural features, and mineralization features. The drill hole logs are drawn on paper cross sections when logging is completed and lithologies are graphically correlated from drill hole to drill hole. Mineralized intervals are marked for sampling by the logging geologist using colored grease pencils and the depths of the intervals and associated sample numbers are recorded on a hardcopy sample record sheet. All paper copy information for each hole, including quick logs, detailed logs, graphical logs, sample record sheets and assay certificates are secured together in a drill hole file folder to provide a complete archival record for each drill hole. Subsequent to logging and processing, down hole litho-coded intervals, sample intervals and drill hole collar and survey information are entered into digital spreadsheets and then incorporated into the project digital database. The sample intervals marked by the logging geologist are cut in half by the core technicians using a diamond saw. Friable core is cut in half with a knife. Each half core sample is assigned a unique sample tag and number and placed in a correspondingly numbered 6 mil plastic sample bag. A duplicate tag showing the same number is secured to the core box at the indicated sample interval. All sample intervals and corresponding numbers are recorded on a hardcopy sample data sheet and are subsequently entered into a digital spreadsheet for later incorporation in the project database. The secured 6 mil plastic sample bags are grouped in batches of 6 to 10 samples and secured in a larger plastic mesh bag in preparation for shipment to the laboratory.

Figure 4

PUD046
106.29ppmAg;0.86%Pb;2.26%Zn
49.39m
PUD092
121.10ppmAg;0.85%Pb;1.99%Zn
50.87 m
Escala 1:1000
APOGEE MINERALS BOLIVIA S. A.
PROYECTO PULACAYO
SECCION DE LITOLOGIA
Lito_PY_740200

Drill site procedures pertinent to the ASC drilling were confirmed by Apogee staff familiar with the ASC program to be generally similar to those employed by Apogee with respect to core logging and sampling. All ASC drill core samples were processed at the Oruro, Bolivia laboratory of ALS Chemex (formerly Bondar-Clegg), with those from the first phase of drilling being analyzed at ALS Chemex facilities in Vancouver, BC, Canada. In both instances, standard core preparation methods were used prior to elemental analysis.

N
LYTHOLOGY LEGEND
PACA
Q Colluvium (Quaternary)
Tuff
Hydrotermal Breccia
Tectonic breccia
Volcanic breccia
Dacite
Andesitic lava flow
Agglomerate
Conglomerate
Cl Clay
Sd Sandstones
Paca Dome
REFERENCES
Executed DDHs
Contact
Ag
Pb
Zn
Paca Deposit
Geological Section
Looking West
739900 East
7750100
7750200
7750300
7750400
7750500
7750600
7750700
4500
4450
4400
4350
4300
4250
4200
4150
4100
4050
4000

(Taken from Iriondo et al., 2009)

Figure 5

Security of Samples

Apogee staff was responsible for transport of core boxes by pick-up truck from drill sites to the company’s locked and secure core storage and logging facility located in the town of Pulacayo. The secured 6 mil plastic sample bags are grouped in batches of 6 to 10 samples and secured in a larger plastic mesh bag in preparation for shipment to the ALS Chemex preparation laboratory located in Oruro, Bolivia. All bagged samples remained in a locked storage facility until shipment to the laboratory. Samples are transported from the core storage area to the ALS Chemex facility by either Apogee personnel or a reputable commercial carrier. Sample shipment forms are used to list all samples in each shipment and laboratory personnel crosscheck samples received against this list and report any irregularities by fax or email to Apogee. Apogee has not encountered any substantial issues with respect to sample processing, delivery or security for the Pulacayo drilling programs. The transport and security of samples pertinent to the ASC drilling were confirmed by Apogee staff familiar with the ASC program to be generally similar to those employed by Apogee. The security of Paca exploration samples followed the same procedures.

Sample Preparation, Analysis and Quality Assurance/Quality Control

All drill core samples from the ASC 2002 and 2003 drilling programs were processed at the Oruro, Bolivia laboratory of ALS Chemex, with those from the first phase of drilling being analyzed at ALS Chemex facilities in Vancouver, BC, Canada. In both instances, standard core preparation methods were used prior to elemental analysis. During the 2006 to 2012 Apogee drilling programs Apogee staff carried out immersion method specific gravity determinations but did not carry out any form of direct sample preparation or analytical work on project samples. Analytical work was completed by ALS Minerals Ltda. at its analytical facility in Lima, Peru after completion of sample preparation procedures at the ALS facility located in Oruro, Bolivia. ALS was at the time and remains an internationally accredited laboratory with National Association of Testing Authorities certification and also complies with standards of International Organization for Standardization (ISO) 9001:2000 and ISO 17025:1999. The laboratory utilizes industry standard analytical methodology and utilizes rigorous internal QA/QC procedures for self-testing. Samples from the ASC drilling programs carried out in 2002 and 2003 were also prepared and analyzed by ALS. However, after preparation at the facility in Oruro, Bolivia under the same protocols as for Apogee, analytical work was carried out at the company’s laboratory in Vancouver, BC, Canada. This facility was fully accredited at the time and analytical protocols were the same as those described above for Apogee.

Apogee developed an internal QA/QC program that includes blind insertion of reference standards, blanks and duplicates in each analytical shipment that was used for the 2006 to 2012 drilling programs. A blank is inserted at the beginning of each sample batch, standards are inserted at random intervals throughout each batch of 50 samples and duplicates are analyzed at the end of each batch. All data gathered for QA/QC purposes is captured, sorted and retained in the QA/QC database. The QA/QC samples include commercial reference standards, an in-house standard, and commercial prepared blank materials. Coarse field blanks were also prepared by Apogee. Analysis of duplicate samples of quarter core is accommodated through their blind inclusion in the sample stream and analysis of duplicate prepared pulp splits are also requested for each batch. Apogee’s protocol also includes a check sampling program based on analysis of sample splits at a second accredited laboratory. Bulk density measurements (specific gravity) were systematically collected by Apogee staff using standard water immersion methods and unsealed core samples. Characteristics of lithology and alteration were also recorded as part of the density program and all information was assembled in digital spreadsheets.

QA/QC procedures pertinent to the ASC 2002-2003 drilling programs were not documented. However, the first drilling program carried out by Apogee in 2006 was intended to confirm earlier ASC analytical data. Full QA/QC protocols instituted by Apogee were applied to this program and results of the Apogee re-drill program correlate well with those of ASC suggesting that acceptable standards were being met by ASC. Though preparation, analysis, and QA/QC procedures were not documented for the early ASC drilling on Paca, the results of the 2006 re-drill program and check sampling by Mercator during 2015 were comparable and suggests acceptable procedures were followed for the Paca deposit samples. Sampling from later drilling at Paca followed Apogee’s QA/QC procedures described above. Bulk density measurements were also obtained.

Data Verification

Core sample records, lithologic logs, laboratory reports and associated drill hole information for all drill programs completed by Apogee and ASC were digitally compiled by Apogee staff. Information pertaining to the exploration history in the property area was also compiled by Apogee and was reviewed to assess consistency and validity of Apogee results. The digital drill hole records compiled by Apogee were checked in detail against the parameters (collar data, down hole survey values, hole depths, lithocodes) of the original hard copy source documents to assess consistency and accuracy. This was followed by review and validation of approximately 10% of the compiled core sample dataset against original source documents. Review of logging and sample records showed consistently good agreement between original records and digital database values. The drilling and sampling database records were further assessed through digital error identification methods available through the Gemcom-Surpac Version 6.2.1® software for such errors as sample record duplications, end of hole errors, survey and collar file inconsistencies and some potential lithocode file errors. The digital review and import of the manually checked datasets through Surpac provided a validated Microsoft Access® database that is considered to be acceptable for resource estimation.

Apogee hosted two site visits by experts for review of procedures and verification of conditions and work programs. The first during August 2011 included review of drilling program components, core check sampling, verification of drill hole locations, and discussion with Apogee staff and consultants. The experts determined that, to the extent reviewed during the visit, evidence of work programs carried out to date on the property is consistent with descriptions reported by the company and that procedures employed by Apogee staff are consistent with current industry standards and of good quality. The second site visit occurred during April 2012 and included additional review of on-going drilling and resource estimation program work pertaining to oxide zone mineralization. The experts determined their drill hole coordinates compared well with Apogee’s coordinates and reasonable correlation exists between the original sample analyses and the check sample analyses.

The data verification performed for the Paca deposit was similar to that for the Pulacayo deposit described previously. Micon International Limited of Toronto, Canada, considered the field standard used by Apogee in its QA/QC program to be unacceptable and suggested use of a commercial standard or an in-house standard supported by industry best practices.

Mineral Processing and Metallurgical Testing

To date, four metallurgical test programs were completed by outside experts. These programs include: Resource Development Inc., Denver, USA in 2003, UTO (Universidad Técnica de Oruro), Oruro, La Paz, Bolivia in 2009, ED&ED Ingeniería y Servicios S.A.C. (which we refer to as “ED&ED”), Lima, Peru in 2011, and UTO and Maelgwyn Mineral Services Laboratory in South Africa during 2012. A fifth program was managed by Apogee where bulk samples from trial mining were sent to local concentrators.

During 2003, Resource Development Inc. tested 120 kg of core sample from two drill holes. Preliminary metallurgical test work was performed to evaluate the silver and sulfide base metals recovery potential including in-place densities, feed characterization, mineralogy, leaching, gravity concentration, and bench-scale open circuit and locked cycle tests (LCT’s). Silver minerals were found not to be amenable to leaching by NaCN or gravity concentration. Grinding test data determined the time required to achieve a P80 of 150 # (104 μm) was 20 minutes. Bench scale open circuit flotation tests (OCT’s) were performed using the flotation reagent suite developed for the San Cristobal Project. The overall silver recovery in the lead rougher concentrates was 97.1% . The lead cleaner concentrate recovered 2.8% of the weight, 84.6% of lead, 3.1% of zinc and 46.9% of silver. The lead concentrate assayed 60.8% Pb, 4.22% Zn and 8,440 g/t Ag. The zinc cleaner concentrate recovered 7.8% of weight, 1.3% of lead, 84.7% of zinc and 38.8% Ag. The concentrate assayed 0.324% Pb, 41.2% Zn and 2,463 g/t Ag. Large scale two cycle locked cycle flotation tests were performed using the process flowsheet similar to that developed for San Cristobal deposit. The lead concentrate assaying 62.2% Pb, 4.46% Zn and 10,891 g/t Ag, recovered 3.1% weight, 88.8% of lead, 3.9% of zinc and 63.4% of silver. The zinc concentrate assayed 61.5% Zn, 0.9% Pb and 3,303 g/t Ag, recovered 5% weight, 87.6% of zinc, 2.1% of lead and 31.3% of silver. The tailings were very difficult to settle due to high proportions of clay in the ore, which will impact the process flow sheet and overall plant design. The lead and zinc third cleaner concentrates were analyzed for impurities and found that penalties may be incurred on the concentrates for several impurities.

UTO conducted a metallurgical test program during 2009 on three samples comprising comminution (only Bond Ball Work Index), OCT’s, LCT’s, OCT tailings (non-float) size by size analyses, and OCT tailings (non-float) sedimentation tests. Clay mineralogy studies were not carried out to determine the presence of clays that may produce very fine slimes though during the test work, slimes were produced affecting the flotation performance, settling of tailings, and flotation pulp rheology. The samples were drill cores composited to represent a higher grade, a medium grade, and a lower grade. Comminution was evaluated using the Bond Ball Mill Work Index test and categorized the samples as medium to hard. Abrasion index, crushing work index, and rod work index tests were not performed. Specific gravity tests were performed. Flotation test work focused on lead and silver recovery using both batch open circuit and closed circuit flotation tests. Locked cycle tests of the high-grade sample indicated that conventional selective lead-silver and zinc-silver flotation techniques recovered 56% of the silver in the lead concentrate and 27% of the silver in the zinc concentrate with lead recovery of 79% and zinc recovery of 81%. Silver grades were 6,620 g/t in the lead concentrate and 2,010 g/t in the zinc concentrate. LCT test results of the medium grade sample indicated that it is possible to recover almost 34% of the silver in the lead concentrate and 50% of the silver in the zinc concentrate, with lead and zinc grades at 51% and 58%, lead and zinc recoveries at 74% and 83%, and silver grades at 6,220 g/t and 2,990 g/t. LCT test results of the low-grade sample indicated that it is possible to recover almost 30% of the silver in the lead concentrate and 21% of the silver in the zinc concentrate, with lead and zinc grades at 51% and 58%, lead and zinc recoveries at 74% and 83%, and silver grades at 6,220 g/t and 2,990 g/t, respectively. The results seem to be reasonable and in accordance with expectations from the mineralogy of the ore. These results constitute the design basis for the flow sheet. Full OCT’s of sulphide minerals flotation were conducted initially on each sample as a proof of concept of the overall circuit and to establish a workable set of flotation conditions and reagents. These tests demonstrated that sulphide flotation to saleable lead and zinc concentrates at acceptable (for batch tests) recoveries was possible.

During 2011, the laboratory facility of ED&ED, performed a series of flotation tests and contracted mineralogical analyses on a high grade and low-grade sample. The initial ED&ED flotation test work was not successful then after pre-conditioning the samples with activated carbon and subsequent differential flotation, was moderately successful. The minerals present included sphalerite, galena, pyrite and quartzite gangue with galena-sphalerite assemblages (intertwined specimens) present to some extent. Twelve (12) OCT’s were conducted on each of the samples to confirm the previous flotation results by UTO and to evaluate the effect of flotation response at finer grind sizes as seen in the flowcharts. The flotation tests, carried out on the high-grade samples indicated that it is possible to obtain commercial lead and zinc concentrates with grades of lead and zinc of 42.1% and 43%, respectively. The concentration of silver in the lead and zinc concentrates were reported as 7,010 g/t and 198.2 g/t, respectively. The straightforward conventional selective lead-silver and zinc-silver flotation techniques after carbon pre-treatment are able to recover 85.7% of silver in the lead concentrate (with a mass pull of 3.1%) and 2.93% of silver in the zinc concentrate (with a mass pull of 3.75%) . The lead and zinc recoveries are estimated as 80% and 77.8%, respectively. The flotation tests, carried out on the low-grade samples indicated that it is possible to obtain commercial lead and zinc concentrates with grades of lead and zinc of 41% and 43.1%, respectively. The concentration of silver in the lead and zinc concentrates were reported as 6,734 g/t and 207 g/t, respectively. The straightforward conventional selective lead-silver and zinc-silver flotation techniques after carbon pre-treatment are able to recover 74% of silver in the lead concentrate (with a mass pull of 1.95%) and 3.27% of silver in the zinc concentrate (with a mass pull of 2.8%) . The lead and zinc recoveries are estimated as 77.6% and 71.9%, respectively. In overall, better flotation (open circuit tests) performances are obtained at a grind size of P80 of 74 μm. Locked cycle tests at this grind size will be necessary to confirm these results. A set of paste thickening tests were run on dry samples of the flotation test (tailings) to investigate the performance of the FLSmidth Deep Cone Paste thickening technology. Screening flocculent tests were carried out. Anionic flocculent (Floenger PHP 50 Plus) was selected to improve sedimentation performance based on settling rates and observed visual supernatant clarity. Experience has shown that it is difficult to scale paste flow characteristics from small-scale tests to full-scale pipeline conditions, pilot-scale pumping tests are usually necessary. The lab flotation concentrates (open circuit tests) were assayed to determine the deleterious elements in the concentrate and for use in the NSR calculations and included mineralogical analyses. The results showed that the lead concentrate assayed 47.2% Pb and 6,273 g/t Ag with 1.3% Cu, 1.45% As and 1.23% Sb. The zinc concentrate assayed 53.8% Zn with negligible copper, arsenic or antimony. The lead, silver and zinc concentrate grades are in agreement with the LCT carried out before. Concentrations of deleterious elements appear below typical smelter penalty thresholds, with arsenic appearing as the principal penalty element.

During 2012, UTO conducted further metallurgical test work including a single collective flotation test, a series of open circuit differential flotation tests (with a de-sliming step), a single locked cycle flotation test (with de-sliming step), and PORCO flow sheet testing. This test work was designed to explore the flotation response of the ore to conventional differential flotation and to establish the operating conditions, reagent scheme, and consumptions. The sample was prepared and provided by Apogee (ASL) and consisted of a bulk composite sample from drill cores with grain sizes up to 76.2 mm (3 inches). The first exploratory test indicated that silver recovery to bulk concentrate is about 72%, while the lead and zinc recoveries are approximately 66% and 78% respectively. The floating fraction accounted for about 13%, the slimes fraction 18%, and the rest is lost as final tailings. Lead and silver losses are up to 23% and 13%, respectively. The open batch flotation tests indicated that lead recovery is between 48% and 54%, while zinc recovery is in the range from 50.1% to 72%. Total silver recovery to both lead and zinc concentrates is between 30% and 68%. Lead concentrate grades range from 33.5% to 59%, zinc concentrate grades range from 49% and 55%. Similarly, silver grades in both concentrates range from 9,875 g/t to 15,333 g/t. A single LCT, a repetitive batch used to simulate a continuous circuit where all the intermediate material added to the appropriate location in the flowsheet, was conducted to produce a metallurgical projection of the sample tested and to assess if the flowsheet and reagent suite is stable. A good locked cycle test typically achieves steady state over the last three cycles. Steady state implies both stability and mass conservation. Stability implies constancy. It was not indicated whether the test reached stability or whether mass conservation was achieved. Assuming that steady state was reached, the results indicated that lead and zinc recoveries were 60.1% and 76.5%, respectively. Lead concentrate assayed 11,114 g/t Ag, 49.1% Pb and 4.81% Zn. Additionally, the metal values in the zinc concentrate were 2,220 g/t Ag, 2.29% Pb and 48.6% Zn. Concentrates account for about 2.9% w/w of the feed (0.81% lead and 2.1% zinc). Silver metal loss in the slimes is as high as in the tailings. Lead and silver losses in the final tails are 23.1% and 9.12% respectively. The PORCO flowsheet is basically a bulk flotation followed by lead and zinc flotation, this processing route should be carried out at high pH (12.2) intended to depress pyrite at the outset. However, the Pulacayo ore did not respond well mainly because of lead and silver selectivity issues and high consumption of acid (H2SO4) to drop the pH to a level suitable for lead flotation after the bulk stage.

Maelgwyn Mineral Services Africa carried out laboratory flotation optimization test work on ore samples from the Pulacayo Project during 2012. The objectives of the work were to: (i) test the flotation conditions supplied by Apogee on the core samples to determine the metal recoveries and grades achievable by differential flotation of the Pb and Zn minerals; (ii) to optimize the flotation conditions for effective differential of the Pb and Zn minerals and to achieve saleable grades of Pb and Zn concentrates; and (iii) to perform locked cycle testing of the optimized flotation conditions using selected variability core samples. Laboratory rod milling curves were produced for all the samples and found that the milling times required for the samples indicated a high degree of variability in hardness between the sample types. Flotation tests included 65 OCT’s (exploratory test work) and four locked cycle flotation tests. In summary, the locked cycle tests yielded Pb concentrates of 55-69% Pb at recoveries between 88% and 93% and Zn concentrates of 37% to 56% Zn at recoveries of 79% to 90% with a large variation in head grade from 1.5% Pb to 4.3% Pb. The silver recoveries ranged between 68% and 94% with a variation in head grade of between 136 g/t Ag and 375 g/t Ag.

The test mining between November 2011 and May 2013 produced 12,550 tons of ore that were used in a toll milling program to evaluate ore processing. The ore was hauled by truck to four concentrators – Tatasi, Fedecomin, La Estrella, and Zabaleta. The Zabaleta concentrator attained the best recoveries for which the results are presented in the table below.

Pulacayo Deposit Zabaleta Toll Milling Results

Material	Concentrate Grade			Recoveries
	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Lead Concentrate	47.95	12.85	6,295	64.62	16.26	72.13
Zinc Concentrate	8.47	39.45	941	9.97	43.57	8.41
Tailings	0.58	0.97	49	25.41	40.16	18.45
Total Ag recovery: 81.55%

Only one series of metallurgical tests were performed on samples from the Paca deposit. The tests were completed on three samples composited from drill cores and included feed characterization, leaching, flotation and gravity tests, in-place bulk density determination, and mineralogy. Study of the three composite samples found the silver grade varied from 44.5 g/t Ag to 228.6 g/t Ag, lead minerals 0.56% Pb to 0.8% Pb), and zinc minerals 0.05% Zn to 0.41% Zn). The other sulfide minerals identified were sulphosalts and chalcocite. Coarse native silver was detected in one of the samples. The silver minerals were amenable to cyanide leaching for most of the composite samples (i.e. 28% to 82% Ag extraction) however, extraction of silver was size dependent and improved with fineness-of-size. The lime consumption in leach varied from 0.8 to 2.4 kg/t. The NaCN consumption was dependent on both ore type and particle size, increasing with fineness of a particular size and in general, averaged ± 1.5 kg/t. Due to the presence of coarse native silver, the silver leaching was not completed in 120 hours, hence, the data was extrapolated to 240 hours leach time to project anticipated silver recovery and indicated that over 90% of silver could potentially be recovered at fine particle size for two of the three composites. Assay of the final pregnant solution from selected tests found measurable quantities of gold, hence, it is reasonable to conclude that gold is present in those samples. Some of the copper minerals present in the samples are also readily soluble in cyanide. Differential lead/zinc flotation process recovered over 90% of silver in the combined lead and zinc concentrate for the composite assaying 228.6 g/t Ag. The flotation process shows promise of recovering silver. However, the flotation process did not recover acceptable silver values from the other composites. The gravity concentration process did not concentrate silver in the gravity concentrate, hence, it cannot be used alone as a process for recovering silver minerals. The average density was ± 2.2 gm/cc for the samples tested, but the in-place bulk densities were extremely variable for one composite (i.e., 1.79 and 2.58 gm/cc). In summary, the preliminary results were encouraging to warrant additional drilling and metallurgical testing.

Mining

Mineralization is found from the surface to at least 1,000 m depth at the Pulacayo deposit thus both surface and underground mining methods are likely. It is envisioned that surface mining will recover the oxidized ore and some sulphide ore to an elevation below which a crown pillar will be left and below which underground mining methods would start. Mineralization at the Paca deposit is found from the surface to approximately 60 m depth for the mantos-style mineralization and from approximately 10 m to 240m depth for the stockwork and vein style mineralization. Thus, it is anticipated mining will be mostly by surface methods.

Trial mining was conducted between November 2011 and May 2013 at the Pulacayo deposit. The trial mining was done to obtain geotechnical information, better understand mining dilution, obtain a large sample for process testing, and train the workforce. The mining methods included jack leg drill and blast with tracked haulage for development and drill and blast with trackless haulage for production by the shrinkage and reusing stoping methods. The haulage way was advanced and three stopes were mined. The trial mining produced 12,550 tons of ore.

Mineral Resources and Reserves

On November 22, 2017, we received an independent technical report titled “Updated Mineral Resource Estimate and Technical Report for the Pulacayo Project” dated November 14, 2017, with an effective date of October 20, 2017, prepared by Peter Webster, P.Geo and Michael Cullen, M.Sc., P. Geo of Mercator Geological Services Limited.

The Pulacayo Technical Report describes resources estimated following the guidelines of the CIM Standards. Two mineral resource estimates were disclosed according to the requirements of NI 43-101 – one for the Pulacayo deposit and the second for the Paca deposit.

Pulacayo Deposit

Results of the mineral resource estimate prepared for the Pulacayo deposit are presented in the table below.

The Pulacayo Technical Report outlined 2.08 million tonnes at a weighted average grade of Ag 455 g/t, Pb 2.18%, Zn 3.19% (Ag Eq. 594 g/t) in the indicated category and 0.48 million tonnes at a weighted average grade of Ag 406 g/t, Pb 2.08%, Zn 3.93% (Ag Eq. 572 g/t) in the inferred category. The contained metal content estimated by the Company, of the indicated category resources is 30.4 million ounces of silver, 100.0 million pounds of lead, 146.3 million pounds of zinc. The contained metal content estimated by the Company, of the inferred category resource is 6.3 million ounces of silver, 22.0 million pounds of lead, and 41.6 million pounds of zinc.

Pulacayo Indicated and Inferred Mineral Resource Statement Details

Pulacayo Mineral Resource Statement – Effective October 20, 2017
Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
400	Indicated	2,080,000	455	2.18	3.19	594
	Inferred	480,000	406	2.08	3.93	572

Notes:
(1) Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
(2) Raw silver assays were capped at 1,700 g/t, raw lead assays were capped at 15% and raw zinc assays were capped at 15%.
(3) Silver equivalent Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(USD$0.94/ lb. Pb /14.583 Troy oz./lb./USD$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(USD$1.00/lb. Zn/14.583 Troy oz./lb./USD$16.50 per Troy oz. Ag)*10,000*82.9%) .
(4) Metal prices used in the silver equivalent calculation are USD$16.50/Troy oz. Ag, USD$0.94/lb Pb and USD$1.00/lb. Zn. Metal recoveries used in the silver equivalent equation reflect historic metallurgical results disclosed by Apogee (Porter et al., 2013).
(5) Metal grades were interpolated within wire-framed, three-dimensional silver domain solids using Geovia-Surpac Ver. 6.6.1 software and inverse distance squared interpolation methods. Block size is 10m(X) by 10m(Z) by 2m(Y). Historic mine void space was removed from the model prior to reporting of resources.
(6) Block density factors reflect three-dimensional modeling of drill core density determinations.
(7) Mineral resources are considered to have reasonable expectation for economic development using underground mining methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
(8) Rounding of figures may result in apparent differences between tonnes, grade and contained ounces.
(9) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(10) Tonnes are rounded to nearest 10,000.

The contained metals estimated by the Company based on the Pulacayo Technical Report are presented in the table below.

Contained Metals Based on October 20, 2017 Pulacayo Deposit** Mineral Resource Estimate

Metal	Indicated Resource	Inferred Resource
Silver	30.4 million oz.	6.3 million oz.
Lead	100.0 million lbs.	22.0 million lbs.
Zinc	146.3 million lbs.	41.6 million lbs.

**Based on the resource estimate Ag Eq. cut-off value of 400 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment.

Between 2006 and 2012, a total of 69,739 meters of diamond drilling (226 surface and 42 underground drill holes) was conducted at Pulacayo, results of which support the mineral resource estimate The Pulacayo site is currently permitted for production at a milling rate of 560 tonnes per day and no known legal, political, environmental, or other risks that would materially affect potential future development were identified by us at the effective date of the Pulacayo Technical Report (October 20, 2017) or are known by us as of the date of this filing.

Approximately 85% of the resource tonnage identified at the 400 g/t Ag Eq. cut-off value occurs within 150 meters vertical distance from the main San Leon tunnel, which may facilitate future mineral extraction.

Historic Pulacayo production was predominantly from the Tajo vein system which extends over a strike length of more than 2.5 km and to a depth of at least 1,000 meters. Prior resource drilling only covered approximately 20% of the Tajo vein system strike length. With new drilling, Prophecy believes that there is potential to discover additional resources along the Tajo structure.

Paca Deposit

In June 2016, the Company commenced its sampling program at the Paca deposit. Samples were obtained at one meter intervals from near surface drifts within the Paca mine which appears to have limited historic development. The area of sampled drifts has an estimated dimension of 90 meters length (east to west) and 75 meters width (north to south) and occurs at an average depth of 100 meters. Mineralization mainly consists of silver sulphides (mostly tennantite), galena and sphalerite in the pores of the sedimentary rocks and in breccias.

On August 12, 2016, the Company announced the assay results for the first group of 40 samples collected from the Paca deposit exploration program at its Pulacayo Project (see table below). During the sampling program, 233 samples were collected. However, due to a backlog at the testing laboratory, the Company prioritized the 40 most prospective samples for assay. Thus, the assayed samples are not representative of the sample population. These results are taken from the first group of samples the Company delivered. Samples were obtained by continuous chip channel sampling across the width of the vein mineralization at locations one meter apart.

Summary of Paca Samples Results

Number of	Ag (g/t)			Zn (%)			Pb (%)			Ag Eq (g/t)
Samples	Min	Max	Avg	Min	Max	Avg	Min	Max	Avg	Min	Max	Avg
40	15.0	1500.0	331.2	0.1	2.5	6.0	0.5	6.7	1.9	45.7	1617.0	407.3

Silver assays include one sample assayed at >1500 g/t and used as 1500 g/t in the summary table. Silver equivalent (AgEq.) calculations are based on the following closing prices as of August 9, 2016: USD$19.79/oz for Ag, USD$1.03/lb for Zn and USD$0.81/lb for Pb (London Metals Exchange spot prices). Metal recoveries are assumed to be 100%.

The samples were delivered to ALS Geochemistry Laboratory in Oruro, Bolivia (which we refer to as “ALS”) for assay and included QA/QC samples. Standard reference, duplicate and blank samples were used – all of which, produced acceptable results. ALS is an independent laboratory and was qualified and accredited by the Colombian Institute of Technical Standards and Certification (which we refer to as the “ICONTEC”) and the Standards Council of Canada for the methods used during the time the samples were prepared and assayed. Records were maintained to document the secure handling of the samples and to verify their identities were maintained.

Chip channel sample P225 returned a silver grade that is greater than the 1,500 g/t detection limit. It is planned to submit the sample for another assay for precious metals content using methods having a greater upper detection limit.

Samples were obtained from shallow depth drifts within the Paca mine which appear to have limited historic development. The area of sampled drifts has an estimated dimension of 90 meters length (east to west) and 75 meters width (north to south) and occurs at an average depth of 100 meters. Mineralization mainly consists of silver sulphides (mostly tennantite), galena and sphalerite in the pores of the sedimentary rocks and in breccias.

The Company has undertaken studies (for production scenarios ranging from 200 to 500 tonnes per day) with the aim to bring Pulacayo into production at minimum capital expense given the current challenging metals market. A positive production decision would not be based on a feasibility study of mineral reserves demonstrating economic and technical viability so would carry increased uncertainty and the risk of failure as to the mining method and profitability.

On September 29, 2016, the Company announced its two-fold priority objective and plans for definition drilling at the Pulacayo Project. The objective includes: (i) Study the possibility of commissioning Pulacayo and/or Paca to production at current metal prices, part of which includes definition drilling; and (ii) Apply modern exploration techniques (District-wide Three-Dimensional Induced Polarization Program (which we refer to as “3D IP”)) to the Pulacayo district to test mineralization found during reconnaissance exploration. The definition drilling to support any decision to commission Pulacayo and/or Paca to production and detailed three-dimensional induced polarization surveys were described. A detailed presentation about the exploration and maps showing prior sample location and assay results and proposed IP line locations are available on Prophecy’s website. A positive production decision would not be based on a feasibility study of mineral reserves demonstrating economic and technical viability so would carry increased uncertainty and the risk of failure as to the mining method and profitability.

Results of the mineral resource estimate for the Paca deposit are presented in the table below.

The Pulacayo Technical Report outlined 2.54 million tonnes at a weighted average grade of Ag 256 g/t, Pb 1.03%, Zn 1.10% (Ag Eq. 342 g/t) in the inferred category. The contained metal content estimated by the Company, of the inferred category resources is 20.9 million ounces of silver, 57.7 million pounds of lead, 61.6 million pounds of zinc (more resource details in the table below).

Paca Inferred Mineral Resource Statement Details

Paca Mineral Resource Statement – Effective October 20, 2017
Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
200	Inferred	2,540,000	256	1.03	1.10	342

Notes:
(1) Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
(2) Raw silver assays were capped at 1,050 g/t, raw lead assays were capped at 5% and raw zinc assays were capped at 5%.
(3) Silver equivalent Ag Eq. (g/t) = Ag (g/t) + (Pb% *(USD$0.94/ lb. Pb /14.583 Troy oz./lb./USD$16.50 per Troy oz. Ag)*10,000) + (Zn% *(USD$1.00/lb. Zn/14.583 Troy oz./lb./USD$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results.
(4) Metal prices used in the silver equivalent calculation are USD$16.50/Troy oz. Ag, USD$0.94/lb Pb and USD$1.00/lb Zn and reflect those used for the Pulacayo deposit mineral resource estimate reported above.
(5) Metal grades were interpolated within wire-framed, three-dimensional solids using Geovia-Surpac Ver. 6.7 software and inverse distance squared interpolation methods. Block size is 5m (X) by 5m (Z) by 2.5m (Y). Historic mine void space was removed from the model prior to reporting resources.
(6) A block density factor of 2.26g/cm³ was used and reflects the average of 799 density measurements.
(7) Mineral resources are considered to have reasonable expectation for economic development using combined underground and open pit methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
(8) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(9) *Tonnes are rounded to nearest 10,000.

The contained metals estimated by the Company based on the Pulacayo Technical Report are presented in the table below.

Contained Metals Based on October 20, 2017 Paca Deposit** Mineral Resource Estimate

Metal	Inferred Resource
Silver	20.9 million oz.
Lead	57.7 million lbs.
Zinc	61.6 million lbs.

**Based on the resource estimate Ag Eq. cut-off value of 200 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment

The resource estimate is based on results of 97 diamond drill holes and 1 reverse circulation drill hole totaling 18,160 meters completed between 2002 and 2007. The geology of the Paca deposit includes a core zone of feeder-style mineralization associated predominantly with brecciated andesite, plus additional zones of shallowly dipping mantos-style mineralization that are hosted by the surrounding volcano-sedimentary sequence. The Paca deposit remains open at depth and along strike. The Paca mineralization starts from surface and the deposit may be amenable to open-pit mining and this will be evaluated further in the future.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Environmental

The Company, through acquisition of ASC and later transfer of the environmental license, has a valid and in force environmental license issued by the Bolivian Ministry of Environment and Water that is valid to 2023 for the Pulacayo licenses. The license allows for construction of a mine and concentrator with capacities up to 560 tons per day. Granting of the environmental license includes approval of the Environmental Impact Evaluation Study and Environmental Base Line Audit. Bolivian environmental law absolves the Company of environmental liability created by its predecessors.

Project Risks and Mitigation

The major risks to developing the Pulacayo Project include the inability to obtain financing, decreases in metal prices, and adverse political and social changes. The inability to obtain financing will be mitigated through pursuit of equity investors and cash flow from sale of available material. The risk from decrease in metal prices will be mitigated by the timing of the project in that the start of the project is at the time of lowest metal prices in several years and concentrate sales will start when metal prices are projected to be much higher. Adverse political and social changes are also mitigated by the timing of the project. The national government has started to become much more supportive of mining and recently the local government and population have shown strong support for re-starting the mine.

Exploration

Exploration was conducted in mid to late 2016 at the Pulacayo and Paca deposits. Mapping and sampling at the Pulacayo deposit was performed at the AVS located approximately 200 meters west of the Rothschild shaft, at a level 50 meters above the San Leon adit level (level 0, 4128 m elevation). The principal vein measures 1.0 to 1.5 meters in width. The strike and vertical extent of the principal vein are unknown. The location of the AVS is approximately 600 meters west of the San Leon adit and passes outside the western boundary of the area where Apogee conducted 70,000 meters of drilling between 2005 and 2012, and therefore was not included in the Pulacayo deposit resource estimate disclosed in the Pulacayo Technical Report. Additional sampling was completed at underground mining area 1 (which we refer to as “UG1”) where initial mining may occur. UG1 is located at level 0 approximately 110 meters east of the San Leon adit and within 100 meters from the Central shaft. UG1 measures approximately 117 meters in strike, 93 meters in width and 38 meters in height. A total of 22 samples were obtained from the AVS and UG1 areas and sent for assay and the results received. These results are presented in the table below. The samples were obtained by continuous chip channel sampling across the width of the vein mineralization at locations one meter apart.

UG1 and AVS Sample Assay Results

Sample ID	Ag (g/t)	Zn (%)	Pb (%)	Area	Sampling Method	Width (m)
1912	1,400	18.4	>20.0	UG1	chip channel	1 m
1920	915	22.7	1.0	UG1	chip channel	1 m
1908	490	20.0	1.6	UG1	chip channel	1 m
1907	688	14.7	3.3	UG1	chip channel	0.6 m
1918	405	21.6	0.4	UG1	chip channel	1 m
1906	432	15.9	1.8	UG1	chip channel	1 m
1911	583	8.4	7.0	UG1	chip channel	1 m
1919	732	7.8	0.3	UG1	chip channel	1 m
1909	682	6.1	0.8	UG1	chip channel	1 m
1910	261	11.8	0.7	UG1	chip channel	1 m
1921	161	8.4	1.6	UG1	chip channel	1 m
1917	291	6.8	0.4	UG1	chip channel	1 m
1916	101	9.9	0.3	UG1	chip channel	1 m
1915	67	5.0	0.3	UG1	chip channel	1.3 m
1922	54	2.9	0.1	UG1	chip channel	1 m
1913	62	1.6	0.5	UG1	chip channel	1 m
1914	39	0.3	0.1	UG1	chip channel	1 m
1905	392	23.0	12.0	AVS	chip channel	1 m
1904	284	17.6	6.6	AVS	chip channel	1 m
1901	250	6.3	6.2	AVS	chip channel	1 m
1903	96	7.7	2.7	AVS	chip channel	1.5 m
1902	17	5.7	0.5	AVS	chip channel	1 m

The samples including QA/QC samples, were delivered to ALS Bolivia Ltda. located in Oruro, Bolivia for preparation after which splits were sent the ALS laboratory located in Lima, Peru (we refer to both locations collectively as “ALS”). ALS is an independent laboratory and was qualified and retains current accreditation by the ICONTEC and the Standards Council of Canada for the methods used during the time the samples were prepared and assayed. Normal QA/QC procedures were followed when handling and processing the samples as described in Prophecy’s Sample Procedures, QA/QC for Sampling manual (QA/QC manual), National Instrument 43-101 Standards of Disclosure for Mineral Projects, and the Canadian Institute of Mining, Metallurgical and Petroleum Engineers Exploration Best Practices Guidelines. These procedures included use of a chain of custody to document possession, delivery and security of the samples from Prophecy to the laboratory and secure storage until transported. The laboratory was assessed to ensure it has the technical qualifications for preparation and assay of the type of sample and range in mineral content, follows proper procedures to ensure correct sample identification and security, and maintains confidentiality of assay results. Quality control materials including a blank and certified reference materials were included with the sample group for assay. Duplicate assays were also performed. The quality control material assay results were found within acceptable limits of the known values and the duplicate assay results were within acceptable limits supporting acceptance of the assay results of the samples. Access to the analytical results was restricted to the chief executive officer, chief geologist, vice president of operations, and general mining manager. The information was verified by Christopher M. Kravits CPG, LPG, the Company’s “Qualified Person” and Chief Geologist, through discussion with relevant parties, review of documents and comparison to known values. There were no limitations on verification. Mr. Kravits has reviewed and approved the data and records supporting the above statements.

Geologic mapping and sampling at 233 locations was completed in the historic Paca mine drifts. The area is within the boundary of the Paca deposit resource estimate disclosed in the Paca Technical Report but was not included in the block model used to estimate resources. Because of a backlog at the assay laboratory the Company prioritized the most prospective 40 samples for assay. Thus, the assayed samples are not representative of the sample population. These results, shown in the table below, are taken from the first group of samples Prophecy delivered. Samples were obtained by continuous chip channel sampling across the width of the vein mineralization at locations one meter apart.

Summary of Paca Mine Drift Sample Assay Results

Number of	Ag (g/t)			Zn (%)			Pb (%)			Ag Eq (g/t)
Samples	Min	Max	Avg	Min	Max	Avg	Min	Max	Avg	Min	Max	Avg
40	15.0	1500.0	331.2	0.1	2.5	6.0	0.5	6.7	1.9	45.7	1617.0	407.3

Silver assays include one sample assayed at >1500 g/t and used as 1500 g/t in the summary table. Silver equivalent (AgEq.) calculations are based on the following closing prices as of August 9, 2016: USD$19.79/oz for Ag, USD$1.03/lb for Zn and USD$0.81/lb for Pb (London Metals Exchange spot prices). Metal recoveries are assumed to be 100%.

Silver equivalent (Ag Eq.) calculations were based on the following closing prices as of August 9, 2016: USD$19.79/oz for Ag, USD$1.03/lb for Zn and USD$0.81/lb for Pb (London Metals Exchange spot prices). Metal recoveries were assumed to be 100%.

The samples were delivered to ALS Geochemistry Laboratory in Oruro, Bolivia (which we sometimes refer to as “ALS Bolivia”) for assay and included QA/QC samples. Standard reference, duplicate and blank samples were used – all of which, produced acceptable results. ALS Bolivia is an independent laboratory and was qualified and accredited by the ICONTEC and the Standards Council of Canada for the methods used during the time the samples were prepared and assayed. Records were maintained to document the secure handling of the samples and to verify their identities were maintained.

Legacy Financial Obligations

As part of the transaction with Apogee, we agreed to assume, within certain limitations, all liabilities associated with the Apogee Subsidiaries and the Pulacayo Project. During 2014, Apogee received notice from the national tax authority in Bolivia alleging that its wholly owned subsidiary ASC owes approximately Bs42,000,000 (approximately $7,541,016) of taxes, interest and penalties relating to a historical tax liability. The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. On May 26, 2015, the Company received a positive “resolution” issued by the Bolivian Constitutional Court that declared null and void the previous resolution of the Bolivian Supreme Court issued in 2011 and sent the matter back to the Supreme Court to consider and issue a new resolution. We plan to continue to vigorously defend our position and make submissions to the Supreme Court during the new hearing. See “Material Contracts” for more details.

Future Plans

During 2016, we continued our study of optimal mining production and processing scenarios with the intention to announce a production decision at the conclusion of the study in conjunction with a financing plan should a positive production decision be reached. Later during 2016, we announced our objective of studying the possibility of commissioning the Pulacayo and/or Paca deposits to production at current metal prices which would involve updating the financial analysis, definition drilling and modern exploration techniques to test mineralization found during the reconnaissance exploration. We started an update to our mining budget and revenue projections considering the current metal prices. Further, we diligently assessed potential suppliers, service companies and off-takers, and engaged with selected highly-qualified local and international firms through non-binding letters of intent. A positive production decision would not be based on a feasibility study of mineral reserves demonstrating economic and technical viability so would carry increased uncertainty and the risk of failure as to the mining method and profitability.

Concessions

Concession relinquishments were concluded in early 2016. The project is now comprised of two groups of contiguous mining concessions. The largest group is centered over the town of Pulacayo and includes the extent of the Pulacayo deposit, several potential mineralized areas and tailings piles. The smaller group is centered over the Paca deposit and includes potential mineralized areas and several tailings piles. Both groups of concessions include area for future surface facilities. The groups of concessions are located approximately 2 kilometers apart. The relinquishments reduced the total gross concession holdings to 3,560 ha. Figure 6 shows the resulting concession holdings of the Company.

Recent Activities

In recent times, we have worked with government officials to obtain assurances that our investments in exploring and mining at the Pulacayo Project are safe. Such efforts include a meeting with the Bolivian government’s mining minister and other mine operators, a meeting with the minister at the Embassy of Canada and assistance in coordinating and preparing for his participation in the 2017 Prospectors & Developers Association of Canada (PDAC) convention.

Work to obtain sufficient financing for the Pulacayo Project continues.

Work during fiscal year 2017 included updating of mining scenarios and budgets, negotiations to resolve the legacy financial obligations, and deliberations to obtain permission to restart the mine.

TITAN PROJECT

The scientific and technical information in this section of the Registration Statement relating to the Titan Project has been extracted or summarized from the technical report titled “Technical Report, Titan Project” dated October 23, 2017, with an effective date of October 23, 2017 (the “Titan Technical Report”). The Titan Technical Report was prepared by Neil Prenn, P.Eng. and Neil Pettigrew, P. Geo of Mine Development Associates.

The Titan Project discussion below includes the Titan vanadium-titanium-iron deposit and related patented claims located in the Province of Ontario, Canada.

We hold a 100% interest in the Titan Project. The Titan Project is without known reserves and is exploratory in nature.

Project Location

The Titan Project is located in eastern Ontario, approximately 120km northeast of Sudbury, straddling the boundary between Angus and Flett Townships, and has access to water, roads and electrical power. The Titan property consists of 264 contiguous hectares comprising 17 patented claims. In February 2017, we consolidated our ownership over the Titan Project by acquiring the remaining 20% title interest held by Randsburg International Gold Corp. (“Randsburg”) in the patented claims. The claims are maintained in perpetuity by annual payment of a tax. A major high voltage transmission line (about 230-kv) lies one to two miles east of the property. Access to the Titan property is via Highway 11 south from Temagami for 20 km to Gramps Place, then east on the Rabbit Lake Road for 18 km, then south on a bush trail that is accessible with 4x4 vehicles in the summer for 8 km to a parking area. From the parking area, the remaining 16 km of bush trail can be accessed in the summer with all-terrain vehicles or tracked vehicles and in the winter with a 4x4 vehicle or snow equipment.

Titaniferous magnetite mineralization associated with the mafic and ultramafic rocks of this part of Ontario was identified as early as the 1890s and mapped in the 1930s. Hurst (1932) mapped and described what is now the Titan magnetite occurrence but was then called the O’Connor occurrence, noting that the deposit had not been developed because of a lack of demand for iron ore containing titanium. From the 1930s through the early 1970s, there was exploration in the region seeking iron and titanium. Exploration activity specifically directed at what is now the Titan property dates from 1942 when Titan Iron Mines Limited (“Titan Iron”) conducted trenching, surface pitting, and sampling. However, at that time the presence of titanium was a detriment to the potential value of the iron mineralization. In 1947 Titan Iron refurbished and extended the old trenches and drilled 11 diamond drill core holes. In 1948 120 samples collected from the trenches were analyzed for titanium and iron by the Ontario Department of Mines and Swastika Laboratories. By 1953 Titan Iron had ceased exploration on the property, although tax payments were made to maintain the property in good standing. In that same year, samples were submitted to the Cranmet Corporation in Chicago for analysis with the conclusion that the ore is mainly a mixture of magnetite and ilmenite with only about 5% as spinel-type intergrowths of magnetite and ilmenite, which seemed favorable for separation (Bayne, 1967b). The property was sampled by Watts, Griffiths and McOuat Ltd. for Southfield Mines Limited in 1964 (Docherty and Germundson, 2006; Bayne, 1967b). In 1966, Lockwood Survey Corporation Ltd. (“Lockwood”) flew an airborne magnetic survey over the area for Titan Iron. A. S. Bayne prepared a report in 1967 to use in seeking capital to develop the Titan property. Lake Ontario Steel Company Ltd. optioned the property from Titan Iron in July, 1968, and conducted a ground magnetic survey (Mead, 1969). Between 1973 and 1996, Flett and northwestern Angus townships were among a number of townships withdrawn from mineral staking and exploration activities due to the Temagami Land Caution. However, according to Easton (2002), Candol Developments Ltd. undertook a bulk sampling program that included the O’Connor magnetite occurrence (now Titan) in 1988; no results were available to MDA. In 2004, Randsburg acquired the Titan property. They have conducted airborne magnetometer and electromagnetic (“EM”) surveys over mafic/ultramafic complexes in Flett and Angus townships and have drilled at Titan. In 2010 Prophecy purchased an 80% interest in the property, and in January, 2017 purchased the remaining 20% interest from Randsburg. No production has been recorded from the property.

Geology

The magnetite, ilmenite, titanium dioxide and vanadium mineralization at Titan occurs in a southeast plunging body in gabbro to leucotroctolite in the northeastern corner of the Fall Lake complex. The Titan deposit is located at the northern end of an aeromagnetic anomaly that is approximately 1,200 meters long by 800 meters wide.

A total of 4,898 assayed intervals are recorded from 38 core holes drilled by Randsburg on the property. Drilling highlights reported by Randsburg included 142 meters of 0.27% vanadium (0.48% vanadium pentoxide) from hole RA-5-21, and 174 meters of 0.26% vanadium (0.46% vanadium pentoxide) from hole RA-5-10. The mineralization starts from surface to an open vertical depth of 500 meters. The complete horizontal and vertical extent of the deposit is still to be determined.

We have expended a significant amount on acquisition, tenure maintenance and exploration to date. We have done much exploration work including 22 kilometers of line cutting covering over 2.7 square kilometers in 100-meter intervals that extended the current surveyed grid west and southwest of the Titan property. A ground magnetometer survey was completed during the summer of 2010, the results of which expanded the extent of the magnetic anomaly associated with the Titan deposit. This work successfully demonstrated that exploration is warranted outside the previously known limits. The assessment work completed in 2013 was approved by the relevant authorities. During 2014, we completed an assessment of the claim posts by use of a GPS receiver. No exploration work was conducted at Titan during the years of 2015 to 2017.

Due to market conditions and the difficulty in raising additional financing, as well as our inactivity on the Titan property in recent years, management impaired the value of the property to $nil at the year ended December 31, 2014. As there were no benchmark or market changes from January 1, 2015 to December 31, 2017, the impaired value of $nil for Titan property remains unchanged.

The Titan Project’s previous operator, Randsburg, completed a preliminary metallurgical test on material from one core hole at the facilities of Altairnano Inc. in the USA in 2009, which used a proprietary patented “Altair Hydrochloride Pigment Process” dissolution test on the composites. This process uses hydrochloric acid and hydrochloride gas to dissolve iron, titanium and vanadium metals. The test concluded that 88% of the iron, 96% of the titanium and 80% of the vanadium could be dissolved after 4 hours under this process. Since then, there have been a few maturing, patented hydrometallurgical technologies developed to extract titanium dioxide, iron, and vanadium from titaniferous-vanadiferous deposits.

Mineral Resources

We engaged Mine Development Associates to prepare the Titan Technical Report which was prepared in compliance with NI 43-101 and reports an inferred resource for the project that is summarized in the table below as follows:

Resource Class	Tonnes (t)*	Fe2O3(%)**	V (%)**	TiO2(%)**
Inferred	46.0 million	48.32	0.24%	14.88

V converted to V2O5: 0.24% V = 0.43% V2O5
The metal content calculated by the Company totals 434 million pounds of vanadium pentoxide content and 6,844 million kgs of titanium dioxide**.
*Based on resource estimated at cutoff grade of 40% Fe2O3inside an optimized pit.
**100% metals recovery is assumed.

Recent Activities

We sent samples from the Titan Project to two independent laboratories in Canada for testing. Each sample was to undergo bench-scale testing to determine the percentage of metals dissolvable into solution and the recovery rate of metals from solution. We have no preference as to a particular recovery technology but rather, seek the best technology to recover valuable metals from the Titan Project that will be both environmentally friendly and cost effective. Each laboratory has its own proprietary, patented hydrometallurgical process to treat materials similar to those found at the Titan Project.

On January 31, 2018, we received the batch metallurgical testing results from NMR360. Testing of other samples has not been completed. A core sample was obtained by staff from NMR360, a recognized metallurgical testing laboratory and remained securely in their possession during transport, storage and through testing. The sample was crushed to -60 mesh. A representative subsample was obtained for a head analysis. The head analysis results are shown the table below.

Sample	TiO2 (wt %)	V2O5 (wt %)	Fe2O3 (wt %)
1	19.2	0.64	62.2
2	19.2	0.63	61.9

Two 200g representative subsamples of -60m material were leached in 800mL of concentrated (33%) hydrochloric acid at two different temperatures (60°C and 90°C). The results indicate that vanadium dissolution occurred almost instantaneously at both temperatures, with extraction rates >95%. A summary of the acid dissolution results are shown in the tables below.

Temperature (0C)	Time (hr)	Solution (g/L)			Extraction (%)
		Fe	Ti	V	Fe	Ti	V
60	2	75.6	4.2	0.80	73.1	16.1	96.3
	4	75.5	5.6	0.83	74.6	21.7	96.6
90	2	NA	14.2	0.77		52.9	95.1
	5	NA	18.6	0.82	99.9	74.9	97.7

Note:Fe extraction for 90°C test calculated on solids analyses only.

Temperature(0C)	Time (hr)	Residue Fall (%)	Extraction (%)
			Fe	Ti	V
60	4	47.2	24.1	18.9	0.027
90	5	22.0	14.6	10.4	0.032

These quick tests suggest the possibility of recovering both vanadium and titanium in solution through a simple processing circuit. The circuit could include a selective vanadium leach (with little accompanying titanium extraction) at lower temperature and short duration, followed by a higher-temperature, longer duration titanium leach.

Planned Activities

We are encouraged by the positive preliminary results reported by NMR360 and we are considering further work. One scope of work under consideration would involve the testing of a 150kg sample of Titan Project material under realistic conditions that would be adequate to generate preliminary engineering and cost data. Simultaneously, such a program would generate samples of vanadium pentoxide (0.5 -1.0 kg) and titanium dioxide (10-15 kg) and hematite for end-user evaluation.

Management continues to evaluate appropriate financing and strategic alternatives to move the project forward. The work planned for the project includes detailed geological review to determine the need for further work such as surveying the drill hole locations, topographic mapping, exploration, and further metallurgical testing.

MONGOLIAN PROPERTIES

We do not consider our properties in Mongolia to be material.

Ulaan Ovoo Property

The Company (Red Hill Energy Inc. at the time) entered into a letter of intent, dated November 24, 2005, as amended February 19, 2006, with Ochir LLC and a wholly owned subsidiary of Ochir LLC, both privately owned Mongolian companies that set out the terms to acquire a 100% interest in the Ulaan Ovoo Property. The purchase price for the 100% interest, together with all equipment, buildings and other facilities, assembled and constructed at the Ulaan Ovoo Property was USD$9.6 million. The purchase price has been paid in full by the Company. Ochir LLC retained a 2% royalty on production from licenses, which was subsequently assigned to a third party.

The Ulaan Ovoo Property is located in the territory of Tushig soum (sub province) of Selenge aimag (province) in Northern Mongolia. It is 8 kilometers west of the central village of Tushig soum and 17 km away from the Mongolian-Russian border port of Zelter.

On November 15, 2006, we entered into an agreement with a private Mongolian company to purchase 100% of the title and interest in five mineral licenses including licenses that are contiguous and entirely surrounding the Ulaan Ovoo Property. The aggregate purchase price for the licenses was USD$400,000. Under the terms of the agreement, the vendor retained a 2% NSR royalty on the five newly acquired licenses.

In April 2010, we concluded a transaction with Dunview Services Limited, a private British Virgin Islands company holding a 2% royalty on production from the licenses of the Ulaan Ovoo Property, to acquire such royalty in full in exchange for USD$130,000 and the issuance of the equivalent of 20,000 shares of the Company.

On November 9, 2010, we received the final permit to commence mining operations at the Ulaan Ovoo Property.

In June 2015, we, through our wholly-owned subsidiary, Red Hill, sold substantially all of our mining and transportation equipment at our Ulaan Ovoo mine to an arm’s-length party in Mongolia for proceeds of approximately $2.34 million. Total proceeds (including the sale of equipment to other arm’s-length parties) amounted to $2.9 million in cash.

Regulations were passed by Mongolia’s Parliament that provided options for those mineral license holders who acquired their licenses before passage of the Prohibition Law to retain legally allowed portions of their licenses affected by the law. We chose the option of diverting the north branch of the Zelter River in order to retain the licenses. Preliminary work was completed for the river diversion including selection of a location and cost estimation and negotiations progressed with government officials as of the end of 2015.

Since November 2010, we have removed and stockpiled approximately 3.9 million bank cubic meters of topsoil, overburden and waste and produced 682,111 tonnes of thermal coal of different grades from the Ulaan Ovoo Property. Of this, we sold 570,218 tonnes for a total value of USD$13.7 million. As of December 31, 2016, the coal stockpile balance was approximately 78,595 tonnes.

At December 31, 2014, we determined there were several indicators of impairment of the Ulaan Ovoo development property, including depressed coal prices, decline of the Russian Ruble, and a history of operating losses combined with a current loss. While management believes that Ulaan Ovoo is a property of merit and warrants development, a write down in accordance with IFRS guidance of the capitalized deferred exploration costs to $nil has been recognized. This non-cash accounting charge does not impact the Company’s financial liquidity or any future operations and management believes the adjustment to the book value of this long-lived asset more accurately reflects the Company’s current market capitalization. As a result of the write down of previously capitalized deferred exploration costs, the Company has recognized an impairment charge of $11.2 million on the Ulaan Ovoo Property and equipment.

As there were no benchmark or market changes from January 1, 2015 to December 31, 2017, the impaired value of $nil for deferred development costs remains unchanged.

In 2016, we negotiated with a Russian party for the sale of coal and executed sale and purchase agreements with two Mongolian customers. In December 2016, we executed coal sales and purchase agreements to sell a total of 16,000 tonnes of coal to two Mongolian customers.

In 2017, we sold 17,335 tonne of coal from existing stockpiles with total sales revenue of approximately $364,600. Sales revenue has been recorded against costs incurred at the mine, classified as costs in excess of recovered coal of $109,187 on the consolidated statement of operations and comprehensive loss. As of December 31, 2017, the coal stockpile balance was approximately 60,000 tonnes.

We continue to evaluate project operating optimization alternatives for the Ulaan Ovoo Property, in addition to investigating potential strategic partner and joint venture arrangements, sale of part or whole of the project, and coal marketing arrangements both domestically and potentially to access higher international coal market prices. However, we are unable to determine with certainty, how long coal markets will remain depressed, when, if at all, access to Russian coal markets will be opened, the extent of project changes and operational modifications that would be required to more fully realize, beyond its pre-commercial operating history, on the potential value of the project.

Chandgana Project

The Chandgana Project consists of the Chandgana Tal Property and the Khavtgai Uul Property (formerly named Chandgana Khavtgai) mining and exploration licenses and the Chandgana Tal mine. The properties are located in the Nyalga Coal Basin, approximately 280 km east of Ulaanbaatar, and are 9 km apart. On November 22, 2006, the Company (then Red Hill Energy Inc.) entered into a letter agreement with a private Mongolian company that set out the terms to acquire a 100% interest in the Chandgana Tal Property consisting of two exploration licenses. These exploration licenses were converted during 2011 into mining licenses MV-010126 and MV-016767. On August 7, 2007, we entered into a letter agreement with another private Mongolian company that set out the terms to acquire a 100% interest in the property known as Chandgana Khavtgai consisting of exploration license XV-011654. Under the terms of the Chandgana Khavtgai agreement, we paid a total of USD$570,000. These properties are assets of Chandgana Coal LLC (“Chandgana Coal”), a subsidiary of Prophecy. The expiration date for mining license MV-010126 is July 8, 2035 and that of mining license MV-016767 is January 27, 2041.

Khavtgai Uul Property

The Khavtgai Uul Property includes minerals exploration license XV-011654 located in the southwest portion of the Nyalga Coal Basin. The license is located in Moron soum (sub-province) of Khentii aimag (province), Mongolia. The coal-bearing portion comprises approximately 1,636 hectares. Adjacent licenses include a coal exploration license held by Adamas Mining LLC to the southwest and coal mining licenses held by Tugalgatai Mining LLC, a subsidiary of Cosmo LLC. The resource area has a continental climate with short warm summers and longer cold winters and is generally favorable for development of the coal resource. The exploration license XV-011654 is currently in the process of being converted into the mining license and the Company expects the conversion to take place within six months.

During 2017, preparatory work to convert the Khavtgai Uul exploration license to a mining license was completed. The Company engaged a contractor to prepare the required documents to convert the license to a mining license under which the right to explore is permanent. In 2017, as preparatory work to convert the Khavtgai Uul exploration license to a mining license, necessary laboratory analysis work was done such as coal chemical, mineral and element analysis of duplicates of coal samples taken as a result of drilling work in past years as well as radiation analysis of coal ash. Geological and exploration work report for 2017 was delivered to the Geological Division of Mineral Resources and Petroleum Authority of Mongolia (former Mineral Resources Authority of Mongolia. Based on previous years of work a report of the resources of the licensed area was prepared, and an official letter to have an expert appointed was submitted to the Mineral Resources Professional Council in January 2018. The exploration license is currently in the process of being converted into the mining license and the Company expects the conversion to take place within 6 months.

Chandgana Tal Property

The Chandgana Tal Property consists of mining licenses MV-016767 and MV-010126. The licenses are held by Chandgana Coal and are found in the northeast portion of the Nyalga Coal Basin. The licenses are located 285 kilometers east of Ulaanbaatar in Moron soum (sub-province) of Khentii aimag (province), Mongolia. There are coal mining licenses adjacent to the property that are held by Tugalgatai Mining LLC, a subsidiary of Cosmo LLC and Berkh Uul LLC. The project area has a continental climate with short warm summers and longer cold winters and is generally favorable for development of the coal resource.

The property is located in the Nyalga Depression within the Khentii Zone of the Khangai-Khentii fold system and is part of the Shorvogo Steppe physiographic province along the northern margin of the Gobi Desert. The topography is relatively featureless with a mean surface elevation of 1,142 meters.

The licenses are held by Chandgana Coal under license agreements with the Government of Mongolia, Both mining licenses have initial 30 year terms, expiring on January 27, 2041 with respect to mining license MV-016767, and July 8, 2035 with respect to mining license MV-010126. Shortly before each license’s expiration date, a 40-year extension may be applied for. There are no exploration requirements for the licenses, and the licenses may be held so long as annual fees are paid and required reports are filed.

The Chandgana Tal Property is in exploratory stage.

The last exploration was completed on the Chandgana Tal licenses during 2011. We assessed the local market for coal and found there was not sufficient demand to warrant mining during the 2017-2018 heating season. Thus, annual mining and environmental plans were not filed. For the Chandgana Tal project, we intend to discuss the need to update the detailed Environmental Impact Assessment (“DEIA”) and mining feasibility study with the relevant ministries.

During the year ended December 31, 2017, the Company determined there were several indicators of potential impairment of the carrying value of the Chandgana Properties including the Chandgana Power Plant Project application. As a result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2017, the Company assessed the recoverable amount of the Chandgana Project deferred exploration costs and determined that its value in use is $nil. As at December 31, 2017, the recoverable amount of $nil resulted in an impairment charge of $14,733,067 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations.

Chandgana Power Plant Project

We are developing the coal-fired Chandgana Power Plant Project which includes the building of a 600 MW (4X150 MW) coal fired mine-mouth power plant, Chandgana coal mine and transmission lines. The power plant will be built in two phases. Phase 1 is proposed to be 300 MW (2 x 150MW) and phase 2 is proposed to be 300 MW (2 x 150MW). The location is 300 km east of the capital city Ulaanbaatar and 55 km west of Undurkhaan city (See Figure 13 below). The proposed power plant will be situated on a land use right located north and adjacent to the Chandgana Tal licenses in Murun Soum, Khentii Province in Central Mongolia at an average elevation of 1,250 m. The available infrastructure is good with paved highway bordering the site, a rail terminal 155 km west, and communications.

The total capital investment necessary to complete the Chandgana Power Plant Project is expected to be approximately USD$1 billion. The proposed investment for Phase 1 (150MW x2) is estimated to be USD$600 million. Phase 1 is to be completed within 3 years from the start of construction.

In November 2010, the Company received a DEIA pertaining to the construction of a pit-mouth 600MW coal fired power plant on the Chandgana Tal Property, which DEIA has been approved by the Mongolian Ministry of Nature and the Environment. The DEIA was prepared for us by an independent Mongolian environmental consulting firm. The DEIA considers social and labor issues, climate and environmental circumstances representative of the proposed power plant. The approved study concluded that there are no major impediments to the project and provided recommendations on best practices for conservation of the environment and the community.

We have been in on-going discussions with the Mongolian government to finalize a Power Purchase Agreement (which we refer to as a “PPA”) that will enable us to seek project financing and begin construction. On September 6, 2012, Prophecy Power formally submitted its PPA proposal to NETGCO. The proposed PPA details the terms under which Prophecy Power would be prepared to supply power to NETGCO. In May 2013, we received official correspondence from the NETGCO outlining the terms of a Tariff Agreement, reached between the NETGCO and Prophecy Power.

On June 5, 2013, Prophecy Power and Chandgana Coal executed a Coal Supply Agreement. The Coal Supply Agreement calls for Chandgana Coal to supply 3.6 million tonnes of coal per year to Prophecy Power for 25 years. The initial coal price is USD$17.70 per tonne which is competitive with Mongolian domestic thermal coal prices and is subject to annual price adjustments through indexing using the US Consumer Price Index, Mongolian Wage Index and Mongolian Diesel Price Index. The coal is to be mined from Chandgana Coal’s Chandgana Tal mining licenses located two kilometers to the south of the proposed power plant location.

In July 2013, we applied for a concession with the Ministry of Economic Development (the “MOED”) for the power project. Which was approved in January 2014. Subject to negotiations, a concession project may be entitled to stable tax rates, favorable VAT and customs duties, as well as other forms of government subsidies, endorsement and support; all of which can enhance bankability and lead to better financing options for the project.

In February 2014, the Chandgana Power Plant Project was approved by the Mongolian Government under amendment to Resolution #317 to be included in the list of concession projects.

In October 2014, Prophecy Power received an official invitation letter from the MOED to directly negotiate the conditions of the Chandgana Power Plant Project Concession Agreement on an exclusive basis under Mongolian Concession Law. Upon request by the MOED, Prophecy Power submitted a full set of revised agreements for review.

On December 18, 2015, we signed an EPC Agreement, Equity Investment Agreement, and Share Purchase Agreement with SEPCO2 to invest in, and build the Chandgana Power Plant Project. We have agreed to transfer common shares of the Company representing a 5% ownership interest in the capital of Prophecy Power (which we refer to as the “Subject Shares”) to SEPCO2, in consideration for SEPCO2 preparing and delivering any remaining engineering or design studies required by either the Mongolian government or investors to proceed to project financial close. Upon SEPCO2 acquiring the Subject Shares from us, SEPCO2 has agreed to contribute to the overall expenses of Prophecy Power based on SEPCO2’s pro rata equity share interest. Such expenses may be offset against the fees payable by Prophecy Power to SEPCO2 in relation to the Chandgana Power Plant Project under any EPC Services Agreement entered into by Prophecy Power or us and SEPCO2 or its affiliates or associates. Conditions precedent to the Equity Investment Agreement and Share Purchase Agreement include the parties having obtained all necessary prior approval of relevant authorities.

SEPCO2 has extensive international project financing experience for power plant projects in developing countries in the Middle East and Africa, and has expressed confidence in arranging debt financing for the Chandgana Power Plant Project. SEPCO2 has previous, in 2014, provided us with a bank financing term sheet for the project, based on a 12-year term with 85% of the total value of the EPC Agreement advanced at the London Interbank Offered Rate (LIBOR) + 5%.

On December 22, 2015, the Company announced the signing of a non-binding Joint Development Agreement with a strategic partner to invest in the Chandgana Power Plant Project. Under the Joint Development Agreement, the companies will create a consortium, whereby the strategic partner will provide legal, financial and technical experts to assist the Company to negotiate and finalize the Concession Agreement, PPA and Tariff Agreement with the relevant Mongolian Ministries and Agencies. Upon satisfactorily completing these agreements, the parties intend to enter into an investment arrangement that will result in the strategic partner owning a minimum 51% stake in the Chandgana Power Plant Project.

We continue to have discussions with Mongolian authorities on the PPA and other documents related to the Chandgana Power Plant Project continued. Other activities included discussions with potential financial partners in the Chandgana Power Plant Project and renewal of the DEIA for the power plant and the construction license. However, negotiation with the government to discuss the conditions for a Concession Agreement have been delayed because of the government’s recent policy to limit implementation of coal-fired energy projects due to the deterioration in Mongolia’s economic situation and period of reduction in energy consumption growth since 2015.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company should be read in conjunction with our consolidated financial statements and related notes included in this Registration Statement. The discussion contains forward-looking information (as previously defined) which are subject to numerous risks and uncertainties, as more fully described elsewhere in this Registration Statement under the heading “Cautionary Note Regarding Forward-Looking Statements.”

A.             Operating Results

Year Ended December 31, 2017 compared with Year Ended December 31, 2016.

We reported a net loss of $18.6 million ($0.33 loss per share) for the year ended December 31, 2017, which represents an increased loss of $16.6 million when compared to the same period in 2016 ($0.05 loss per share). The increase in net loss was primarily due to a $14.8 million write-off on our non-core Mongolian coal properties.

Our annual operating expenses increased to $2.4 million in the year 2017 compared to $1.3 million in the year 2016. The $1 million increase was due to increased activities related to the acquisition of vanadium properties in Nevada and equity financings. Notably, our consulting and management fees increased by $0.5 million due to increased external consulting services related to the acquisition of the Gibellini Project and the hiring of Skanderbeg Capital Advisors Inc. to explore and evaluate strategic alternatives to maximize value for our non-core assets. Additionally, non-cash share-based payments expenses increased by $400,000 due to a larger number of outstanding stock options vesting during 2017 compared to the prior year. Share-based payments represent the value assigned to the granting of stock options under our share-based compensation plan using the Black-Scholes model. During the year ended December 31, 2017, we granted the equivalent of 4,080,000 stock options with a fair value of $599,117 (2016 - $197,889) which is recognized over the vesting period of the stock options. Our advertising and promotion expenses increased by $50,000 due to increased activities to promote and market the Company in order to raise equity financing, while professional fees increased by $70,000 due to increased legal expenses related to financing and mineral property acquisitions. These increases were partially offset by a $30,000 reduction in office and administrative expenses as a result of lower insurance premiums, amortization costs and lower office lease expenses as a result of the head office moving to a smaller commercial space.

The decrease in total assets to $18.4 million in the year 2017 from $27.8 million in the year 2016 was mainly due to the $14.8 million write-off of the non-core Mongolian coal properties. The increase in current assets to $4.5 million in the year 2017 from $0.5 million in the comparable period in 2016 was due to the net equity proceeds raised in the fourth quarter of 2017.

Our total liabilities at December 31, 2017 were $9.7 million compared to $11 million at December 31, 2016. The decrease in liabilities was mainly due to a repayment of the Credit Facility and trade liabilities incurred at the end of 2016 and paid in 2017.

For the year ended December 31, 2017, we incurred other expenses classified as “Other Items” amounting to $16.2 million compared to $0.7 million for the year 2016. The increase of $15.5 million is the net result of changes to a number of other items. Of note are the following items:

  costs in excess of recovered coal for Ulaan Ovoo decreased by $181,549 due to keeping operations at the Ulaan Ovoo mine on standby and reducing general and administrative costs;

  finance costs decreased by $308,945 due to decreased draws from the Credit Facility;

  foreign exchange loss increased by $194,649 due to fluctuations in the value of the Canadian dollar compared to the United States dollar, Bolivian boliviano and Mongolian tugrik;

  in the year 2017, we disposed of 2.2 million Lorraine Copper Corp. shares for proceeds of $153,190 and a realized loss of $22,810. In the year 2016, we recorded a gain on the sale of Wellgreen Platinum Ltd. shares released from trust of $59,698;

  a decrease in interest expenses by $237,574 was due to a decrease in the outstanding balance of the Credit Facility;

  in the year 2017, we recorded a loss on disbursement of office furniture and equipment of $1,681 (2016 – $67,348);

  in the year 2017, we recorded a loss on debt settlements of $752,742 to account for the difference in the fair value of the shares on the settlement date and the debt settled; and

  in the year 2017, we recorded an impairment charge of $14,829,267 on our non-core Mongolian coal properties, an impairment charge of $57,420 on prepaid expenses related to the impaired Mongolian properties, an impairment charge of $159,666 on property and equipment, and an impairment charge of $61,202 on receivables. In the comparable period in 2016, we recorded a recovery on sale of our 60% interest in the Okeover project, to Lorraine Copper Corp. of $195,079.

Year Ended December 31, 2016 Compared with the same period in 2015.

For the year ended December 31, 2016, we incurred operating expenses of $1.3 million compared to $2.4 million incurred for the year ended December 31, 2015. Our annual operating expenses decreased in 2016 compared to 2015, due mostly to a decrease in the level of activity related to the operation of the business. Factors causing significant changes between the year ended 2016 and 2015 were items such as advertising and promotion, general and administrative expenses, professional fees and travel.

For the year ended December 31, 2016, we incurred other expenses classified as “Other Items” amounting to $0.7 million compared to $5.4 million for the same period of 2015.

The decrease by $4.8 million is the net result of changes to a number of other items, including the following:

  Costs in excess of recovered coal for Ulaan Ovoo decreased by $1,310,242 due to keeping operations at Ulaan Ovoo mine on standby and reducing general and administrative costs;

  Finance cost was $317,056 (2015 - $nil) associated with the Credit Facility;

  Foreign exchange loss decreased by $1,469,370 due to fluctuations in the value of the Canadian dollar compared to the Mongolian tugrik, Bolivian boliviano, and the United States dollar;

  During the year ended December 31, 2016, a total of 335,266 remaining Wellgreen Platinum Ltd. common shares reserved and held in trust were returned to the Company. The Company sold these released Wellgreen Platinum Ltd. common shares for proceeds of $59,698;

  Interest expenses increased by $66,291 due to interest charges related to the Credit Facility;

  During the year ended December 31, 2016, the Company recorded a loss on disbursement of equipment of $67,348;

  During the year ended December 31, 2016, the Company sold its 60% interest in the Okeover project located in British Columbia (previously impaired to $nil) and recorded a recovery on mineral property of $195,079.

Our total assets at December 31, 2016 were $27.8 million compared to $27.3 million at December 31, 2015. The increase in total assets in 2016 compared to 2015 was mainly due to mineral property development.

Our total liabilities at December 31, 2016 decreased by $1.0 million compared to 2015 due to repayment of the Mongolian credit facility and partial repayment of the Credit Facility.

The operating losses are a reflection of the Company’s status as a non-revenue producing mineral exploration company. As the Company has no main source of income, losses are expected to continue for the foreseeable future.

B.             Liquidity and Capital Resources

At December 31, 2017, we had a cash balance of $4,100,608 representing an increase of $4,078,960 from $21,648 held at December 31, 2016. Our cash balance at December 31, 2015 was $33,542. Our working capital at December 31, 2017 was $2.6 million compared to a working capital deficit of $3.2 million at December 31, 2016 and a deficit of $3.9 million at December 31, 2015. The $5.8 million increase in our working capital since the year ended December 31, 2016 is attributable to the increase in current assets as a result of cash raised from equity financing and decrease in current liabilities. We believe we have sufficient cash resources to meet our short-term financial liabilities and our planned exploration expenditures on our vanadium and silver projects for the foreseeable future, for, but not limited to, the next 12 months.

During the year ended December 31, 2017, we used $1,988,566 in investing activities (2016 – $606,372, 2015 – provided $1,170,566). We spent $34,500 investing in a guaranteed investment certificate (“GIC”), $58,790 on the acquisition of the Gibellini Project, and $1,339,417 (2016 - $712,901) on mineral properties expenditures. In 2017, we spent $193,440 and received $153,190 (2016 - $59,698) from the purchase and sale of available-for-sale investments, respectively. During the year ended December 31, 2015, we spent $237,224 on acquisition of Apogee Subsidiaries, $1,483,334 on mineral properties expenditures and received $2,924,982 from the sale of mining equipment.

A total of $6,774,757 was provided by financing activities during the year ended December 31, 2017 (2016 – $1,048,078, 2015 - $1,057,941). We fully repaid and closed out the Credit Facility by making cash payments totaling $364,142 and issuing the equivalent of 3,000,000 shares of the Company to John Lee in satisfaction of $900,000 worth of indebtedness owed by us to Mr. Lee’s personal holding company, Linx, under the Credit Facility. Funds borrowed under the Credit Facility in the year 2017 were $163,405 (2016 - $341,116). During the year ended December 31, 2017, we received net proceeds of $6,864,809 (2016 - $952,929) from issuing units pursuant to private placements, $50,685 (2016 - $Nil) from exercise of stock options, and $60,000 (2016 - $Nil) from exercise of share purchase warrants. During the year ended December 31, 2015, we received $1,500,000 from the Credit Facility and $788,000 from issuing shares in private placements. During the year ended December 31, 2015, we paid $1,089,430 toward a Mongolian credit facility and related interest of $140,629.

We have sufficient financial resources to keep our landholdings in good standing through at least next 12 months. As an exploration stage company, we have no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. Our capital resources are largely determined by the strength of the junior resource markets and by the status of our projects in relation to these markets, and our ability to compete for investor support of our projects. To date, the principal sources of funding have been equity and debt financing. Many factors influence our ability to raise funds, and there is no assurance that we will be successful in obtaining adequate financing and at favorable terms for these or other purposes including general working capital purposes. Our consolidated financial statements have been prepared on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. Our ability to continue as a going concern is dependent upon the continued support from our shareholders, the discovery of economically recoverable reserves, and our ability to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Financial Instruments

Available-for-sale investments consist of investment in common shares of public companies and therefore have no fixed maturity date or coupon rate. The fair value of the listed available-for-sale investments have been determined directly by reference to published price quotation in an active market. As of December 31, 2017, the Company held 1,409,000 shares of a public company. These shares are marked-to market which resulted in an unrealized gain of $12,160 for the year ended December 31, 2017 (2016 - $Nil, 2015 - $Nil).

On September 22, 2016, we sold our 60% interest in the Okeover copper-molybdenum project located in British Columbia to Lorraine. Under the terms of the agreement, Lorraine issued 2,200,000 common shares of Lorraine (valued at $0.08 per share) to us and assumed our $19,079 payment obligation to Eastfield Resources Ltd. under such parties’ existing joint venture agreement. During the year ended December 31, 2017, we disposed of the 2,200,000 Lorraine shares for proceeds of $153,190 and a realized loss of $22,810.

At December 31, 2017, our financial assets and financial liabilities were categorized as follows: Fair value through profit and loss – Cash of $4,100,608; Loan and Receivables – Receivables of $34,653 and Restricted cash equivalents of $34,500; and Other financial liabilities – Accounts payable and accrued liabilities of $1,895,983.

Commitments

Our subsidiary, ASC, controls the mining rights to the Pulacayo Project through a joint venture agreement entered into between itself and the Pulacayo Ltda. Mining Cooperative on July 30, 2002 (the “ASC Joint Venture”). The ASC Joint Venture has a term of 23 years which commenced the day the ASC Joint Venture was entered into. Pursuant to the ASC Joint Venture, ASC is committed to pay monthly rent of USD$1,000 to the state-owned Mining Corporation of Bolivia, COMIBOL and USD$1,500 monthly rent to the Pulacayo Ltd. Mining Cooperative until the Pulacayo Project starts commercial production.

Under the terms of the lease agreement through which we acquired the Gibellini Project, we are required to make annually, on each anniversary of the execution date of the agreement, advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$120,000 per year), to the average vanadium pentoxide price of the prior year. Further, upon commencement of production, we will maintain our acquisition by paying to the Lessors, a 2.5% NSR until a total of USD$3 million is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). Under the terms of the lease agreement, all advance royalty payments made, will be deducted as credits against future production royalty payments. The Gibellini Project lease is for a term of 10 years but can be extended for an additional 10 years at our option.

Under the terms of the lease agreement through which we acquired the Louie Hill Project in Nevada, we are required to pay, annually, on each anniversary of the execution date of the agreement, advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$28,000 per year), to the average vanadium pentoxide price for the prior year. Further, upon commencement of production, we will maintain our acquisition by paying to the Louie Hill Lessor, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by us for USD$1 million leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). Under the terms of the lease agreement, all advance royalty payments made, will be deducted as credits against future production royalty payments. The Louie Hill Project lease is for a term of 10 years but can be extended for an additional 10 years at our option.

As part of the transaction with Apogee, we agreed to assume within certain limitations all liabilities associated with the Apogee Subsidiaries and the Pulacayo Project. During Apogee’s financial year ended June 30, 2014, it received notice from the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now our wholly-owned subsidiary, owed approximately Bs42,000,000 (approximately $7,541,016) in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011. Apogee disputed the assessment and disclosed to us that it believed the notice was improperly issued. We continued to dispute the assessment. On May 26, 2015, we received a positive Resolution issued by the Bolivian Constitutional Court that among other things, declared null and void the previous Resolution of the Bolivian Supreme Court issued in 2011 (that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia) and sent the matter back to the Supreme Court to consider and issue a new Resolution. We plan to continue to vigorously defend our position and make submissions to the Supreme Court during the new hearing. Based on these developments, the tax claim amount of $7,541,016 (2016 - $7,060,690) was classified as non-current liabilities.

During the year ended December 31, 2014, our wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only MNT235,718,533 from Red Hill’s claimed VAT credit of MNT2,654,175,507. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to us to be unfounded. We disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal. On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment. The Sukhbaatar District Tax Division appealed the Capital City Tax Tribunal’s resolution to the General Tax Tribunal office, but was denied on June 4, 2015 on procedural grounds. As a result, the Sukhbaatar District Tax Division implemented the Capital City Tax Tribunal’s resolution on June 25, 2015, finding: (i) with respect to confirmation of Red Hill’s VAT credit, that after inspection the amount was to be MNT235,718,533; and (ii) with respect to the imposition of the penalty/deduction for the tax assessment, that no penalty was to be issued but that Red Hill’s loss to be depreciated and reported was to be MNT1,396,668,549 in 2010 and MNT4,462,083,700 in 2011. We continued to dispute the Sukhbaatar District Tax Division’s assessment and delivered a complaint to Capital City Tax Tribunal on July 24, 2015. Due to the uncertainty of realizing the VAT balance, we have recorded an impairment charge for the full VAT balance in the year ended December 31, 2015. At this time there is no change in the VAT claim. Red Hill has submitted a complaint concerning this long delay to the General Tax office and the Ministry of Finance. Following the submittal, the City tax tribunal officer responded and informed Red Hill that a hearing will be scheduled soon. Red Hill is working with its external lawyer to give additional documents to the City tax tribunal before the hearing to solidify the case.

C.             Research and Development, Patents and Licenses, etc.

None.

D.             Trend Information

None.

E.             Off-Balance Sheet Arrangements

None.

F.             Tabular Disclosure of Contractual Obligations

The Company does not have any known applicable contractual obligations as of December 31, 2017.

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Senior Management

The following are the names and ages of our directors and senior management, their positions and offices with the Company and corresponding start dates, and their principal occupations during the last five years. There are no family relationships between any of the persons named below. There are no arrangements or understandings with any major shareholders, customers, suppliers or other parties pursuant to which any person named below was selected as a director or executive officer.

Name and age	Office Held with the Company	Director and/or Executive Officer Since	Principal Occupation During Last Five Years(3)
John Lee, 44	Interim Chief Executive Officer, Executive Chairman, and Director	June 13, 2011 (Director of Pre- amalgamated company(4) since October 21, 2009)

President of Mau Capital Management LLC (private investor relations firm) from July, 2004 to present; CEO of Prophecy Development Corp. from October, 2009 to November, 2012; Interim CEO of Prophecy Development Corp. from November, 2012 to present; Chairman of Prophecy Development Corp. from June, 2011 to January, 2013; Executive Chairman of Prophecy Development Corp. from January, 2013 to present

Greg Hall, 61(1)(2)	Director	June 13, 2011 (Director of Pre- amalgamated company(4) since October 21, 2009)

President of Water Street Assets Inc. from September 2013 to present; Advisor to Market One Media Group Inc. from September 2013 to present; Director of Montan Mining Corp. from September 2016 to present; Secretary and Director, of Makevco Consulting Inc. (private consulting company), from March, 2000 to present

Name and age	Office Held with the Company	Director and/or Executive Officer Since	Principal Occupation During Last Five Years(3)
Harald Batista, 52(1)(2)	Director	July 27, 2012 (Special Advisor to Pre- amalgamated company(4) since January 5, 2010)	Co-Founder, and consultant at Bayesco from August, 2012 to present; Power Messaging Coach at Corporate Visions Inc. from July, 2008 to present
Masa Igata, 58(1)(2)	Director	April 23, 2014	Founder and CEO of Frontier Securities, (foreign investment bank in Mongolia) from March, 2007 to present
Daniel Fidock, 46	Director	August 14, 2018

Director of Bjewels Pte Ltd from January 2015 to present; Advisor of Eximchain Pte Ltd from June 2018 to present; Senior Executive of Ciena Communications Singapore from February 2018 to June 2018; Senior Executive of Cisco Systems from August 2016 until December 2017; Senior Executive of British Telecom from May 2011 until May 2014

Irina Plavutska, 60	Chief Financial Officer	September 11, 2013

Controller, at Prophecy Development Corp. from August, 2010 to August, 2011; Interim CFO of Prophecy Development Corp. from August, 2011 to November, 2012; Controller at Prophecy Development Corp. from November, 2012 to September 9, 2013; CFO of Prophecy Development Corp. from September, 2013 to present

Tony Wong, 46	Corporate Secretary	February 3, 2014	Lawyer (sole practitioner) from June, 2011 to January, 2014; General Counsel & Corporate Secretary of Prophecy Development Corp. from February, 2014 to present
Bekzod Kasimov, 37	Vice-President, Business Development	June 22, 2015

Business Development Manager of Prophecy Development Corp. from September, 2012 to June, 2015; Vice-President, Operations of Prophecy Development Corp. from June, 2015 to January, 2018; Vice-President, Business Development of Prophecy Development Corp. from February, 2018 to present

Name and age	Office Held with the Company	Director and/or Executive Officer Since	Principal Occupation During Last Five Years(3)
Danniel Oosterman, 45	Vice-President, Exploration	February 20, 2018	President & CEO of Canstar Resources Inc. from March, 2013 to December, 2017; Vice-President, Exploration of Prophecy Development Corp. from February, 2018 to present

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee.
(3)

The information as to principal occupation, business or employment is not within the knowledge of our management and has been furnished by the respective individuals. Each director or officer has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Biographical Information of Directors and Senior Management

The following are brief biographies of our directors and senior management:

John Lee is the Interim Chief Executive Officer, Executive Chairman and a Director of the Company. Mr. Lee has been a mining analyst and accredited investor in the resource industry since 2001. Under John’s leadership, Prophecy raised over $100 million and grew from having minimal assets to owning substantial assets in USA, Canada, Bolivia and Mongolia. Mr. Lee is a CFA charter holder and has degrees in economics and engineering from Rice University.

Greg Hall is a self-employed businessman with over 25 years’ experience as a broker, senior executive officer and founder of several successful Vancouver-based brokerage firms. For over 25 years, Mr. Hall has focused on significant international exploration, development, and mining ventures, and all aspects of their structuring and finance. Mr. Hall previously served as a director of Silvercorp Metals Inc. (NYSE: SVM, TSX: SVM), China’s largest primary silver producer and the lowest cost silver producer among its industry peers. His previous positions include: Director at Haywood Securities Inc.; Vice-President, Canaccord Capital Corporation; and Senior Vice-President of Leede Financial Markets Inc. He is a graduate of the Rotman School of Management, University of Toronto, SME Enterprise Board Program, and a Member of the Institute of Corporate Directors.

Harald Batista is a businessman actively involved with his family’s extensive group of Brazilian companies. Mr. Batista has an MBA from the University of Santa Clara and over two decades of international sales and marketing experience.

Masa Igata is the founder and Chief Executive Officer of Frontier LLC. Mr. Igata founded Frontier LLC in 2007. He primarily focuses on advising resource companies in Mongolia on conducting due diligence before making investment decisions in regard to Mongolia with expertise in mergers and acquisitions, private equity, initial public offering financing and other various forms of fund raising on cross-border transactions between Mongolia and other countries. Mr. Igata also devotes a significant amount of time to promotion of Mongolia mostly in Asian financial centers such as Hong Kong, Singapore and Tokyo, analyzing frontier market trends and engaging in dialogue across the frontier markets’ investing community and the media. Mr. Igata brings insight and expertise to a wide range of topics in financial markets within Mongolia. He is also the Founder and Chief Executive Officer of IRIS Asia Limited. Prior to establishing Frontier Securities, Mr. Igata served as a Managing Director at Nikko Citigroup for 8 years. He served as Head of Operations and Managing Director at the Sales Department at Salomon Brothers. In addition to managing operations, Mr. Igata actively advocated Investor Relations to Japanese-listed companies. He has more than 25 years' experience working in Asian financial markets. Mr. Igata has been an Independent Director of Prophecy Development Corp. since April 23, 2014. He serves as a Director of Frontier LLC. Mr. Igata received his Graduate of Law from Kyoto University.

Daniel Fidock is based in Asia and is currently a partner with True Global Ventures, a firm focusing on early stage investment in a range of industry sectors. For the majority of his career, Mr. Fidock has been an international corporate executive in the information and technology arena for the last 20 years. During this time, he has focused on commercialization and new product introduction in a range of developed and developing countries including China, India, Malaysia, Thailand, Singapore, Hong Kong and the UK. Mr. Fidock holds an MBA from the University of New South Wales and University of Sydney, as well as an MSc from the University of Oxford. Mr. Fidock is a member of the Australian Institute of Company Directors.

Irina Plavutska has been with the Company since 2010 and is a professional accountant with over 20 years of international experience in financial reporting, auditing, and accounting. She is a member of Certified General Accountants Association of British Columbia.

Tony Wong has been with Company since February 2014. He is a lawyer who has practiced in Canada for over 19 years. He served as a senior securities regulator in both British Columbia and the Northwest Territories.

Bekzod Kasimov who is based in Bolivia, has been with the Company since 2012, having previously been stationed in Mongolia. Mr. Kasimov represents the Company with government officials in Mongolia and Bolivia, attends various official and marketing functions, and liaises with our business partners (such as product offtakers and technical consultants) and strategic investors. Mr. Kasimov also leads due diligence efforts for the Company’s prospective acquisitions, and of the Company’s projects by potential investors. Mr. Kasimov is fluent in Russian, English, Spanish and Mongolian. As Vice-President, Business Development, Mr. Kasimov frequently visits the Company’s Gibellini project and investment community in North America.

Danniel Oosterman has worked for over 17 years in the mining and exploration business specializing in exploration and development of projects from grass roots, brown field, to feasibility stage. His background includes occupying both technical and executive roles, with an early career joining exploration efforts for mining companies such as Falconbridge Ltd. and Inco Limited before transitioning to the junior mining sector to manage many technical projects across Canada before advancing to President and CEO of Canstar Resources Inc., a TSX Venture Exchange-listed company. He holds a B.Sc. (Hons) degree in Geology from Laurentian University and is a member of the Association of Professional Geoscientists of Ontario. Mr. Oosterman is closely involved in development of the Company’s Gibellini project and exploration of its Bolivian project. Mr. Oosterman is a “qualified person” within the meaning of NI 43–101.

B.             Compensation

Executive Officers

The compensation paid to our executive officers for the fiscal year ended December 31, 2017 is as set out below. The Company has no pension, defined contribution, or deferred compensation plans for its directors, executive officers or employees.

Name and principal position	Salary ($)		Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
		Share- based awards ($)		Annual incentive plans ($)	Long- term incentive plans ($)
John Lee Interim CEO(6)	Nil	316,719	451,140(2)	Nil	Nil	283,781	1,051,640
Irina Plavutska CFO	74,000	29,098	86,861(3)	Nil	Nil	1,386	191,298
Tony Wong Corporate Secretary	100,000	48,678	76,115(4)	Nil	Nil	1,386	226,179
Bekzod Kasimov Vice- President, Business Development	Nil	53,680	87,714(5)	Nil	Nil	65,000	206,394
Danniel Oosterman Vice- President, Exploration(7)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	The stock options issued, included and described under these Option-based awards were granted to executive officers under the Share-Based Compensation Plan (as such term is defined below).

(2)

The equivalent of 300,000, 550,000 and 680,000 stock options, exercisable at the equivalent of $0.488, $0.33 and $0.35, respectively, and expiring on January 12, 2022, June 12, 2022, and September 1, 2022, respectively.

(3)

The equivalent of 70,000, 120,000 and 100,000 stock options, exercisable at the equivalent of $0.488, $0.33 and $0.35, respectively, and expiring on January 12, 2022, June 12, 2022, and September 1, 2022, respectively.

(4)

The equivalent of 70,000, 80,000 and 100,000 stock options, exercisable at the equivalent of $0.488, $0.33 and $0.35, respectively, and expiring on January 12, 2022, June 12, 2022, and September 1, 2022, respectively.

(5)

The equivalent of 100,000, 80,000 and 100,000 stock options, exercisable at the equivalent of $0.488, $0.33 and $0.35, respectively, and expiring on January 12, 2022, June 12, 2022, and September 1, 2022, respectively.

(6)	Mr. Lee does not receive any compensation for acting as a director of the Company.

(7)	Mr. Oosterman was not appointed as Vice-President, Exploration of the Company until February 12, 2018. As a result, he has no compensation to report for the fiscal year ended December 31, 2017.

Directors

Independent directors are paid varying amounts depending on the degree to which they are active on behalf of the Company. See the table below for amounts paid or accrued in fiscal year 2017.

The compensation provided to directors who were not an executive officer for the Company’s most recently completed financial year of December 31, 2017, are as follows:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Greg Hall	6,000	27,732	46,544	Nil	Nil	Nil	80,275
Harald Batista	5,700	22,457	46,544	Nil	Nil	Nil	74,700
Masa Igata	5,700	23,284	54,277	Nil	Nil	Nil	83,261

Description of Compensation Plan

We have adopted a 20% fixed share-based compensation plan, as amended (which we refer to as the “Share-Based Compensation Plan”). The purpose of the Share-Based Compensation Plan is to allow us to grant options, bonus shares and stock appreciation rights (which we refer to collectively as the “Awards”) to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in our success. The granting of Awards is intended to align the interests of such persons with that of our shareholders.

Options are exercisable for up to 10 years from the date of grant or as determined by the corporate governance and compensation committee of our Board (which we refer to as the “CGCC”) and are required to have exercise prices equal to or greater than the market price (as defined by the stock exchange on which our shares are principally listed for trading and based on the volume weighted average trading price of our shares as reported on such exchange for the five trading days immediately preceding the day that the options are granted). Options granted under the Share-Based Compensation Plan vest at 12.5% per quarter over a two-year period unless determined otherwise by the CGCC. In addition, the CGCC may accelerate the vesting date, permit the conditional exercise of options, amend or modify the terms of the options, or terminate options.

Pursuant to the Share-Based Compensation Plan, the CGCC may from time to time authorize the issuance of Awards to directors, officers, employees and consultants of the Company or employees of companies providing management or consulting services to the Company. The maximum number of shares which may be reserved for issuance under the Share-Based Compensation Plan is the equivalent of 10,778,490.

C.             Board Practices Overview

Our Board has a formal mandate as outlined in our Corporate Governance Policies and Procedures Manual, as amended (which we refer to as the “Manual”). The Manual mandates the Board to: (i) oversee management of the Company, (ii) exercise business judgment, (iii) understand the Company and its business, (iv) establish effective systems, (v) protect confidentiality and proprietary information, and (vi) prepare for and attend Board, committee and shareholder meetings. The Manual also includes written charters for each committee and it contains a Code of Ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. Further, in the Manual, the Board encourages but does not require continuing education for all the Company’s directors.

Term of Office

Unless the director’s office is vacated earlier in accordance with the provisions of the BCBCA, each of our current directors will hold office until the conclusion of the next annual meeting of the Company’s shareholders or if no director is then elected, until a successor is elected.

John Lee, our Interim Chief Executive Officer, Executive Chairman will hold office for an indefinite period until the termination of our Consulting Agreement dated February 20, 2018 with his wholly-owned company, Linx. Our Consulting Agreement with Linx may be terminated without cause by either party upon 90 days’ written notice, or immediately by us for cause.

Each of Irina Plavutska, our Chief Financial Officer, and Tony Wong, our General Counsel and Corporate Secretary, will hold their respective offices for an indefinite period until the termination of our respective employment agreements with them, each dated February 1, 2018. Our employment agreements with Ms. Plavutska and Mr. Wong may be terminated by us without cause upon the amount of written notice required by the British Columbia Employment Standards Act based on each employee’s respective length of service, or immediately for cause. Each of Ms. Plavutska and Mr. Wong may terminate their respective employment with us upon two weeks’ written notice.

Each of Bekzod Kasimov, our Vice-President, Business Development, and Danniel Oosterman, our Vice-President, Exploration, will hold their respective office for an indefinite period until the termination of our respective consulting agreements with them, dated March 1, 2015 and February 12, 2018, respectively. Our consulting agreements with Messrs. Kasimov and Oosterman may be terminated upon 30 days’ written notice by either party, or immediately by us for cause.

The period during which each of our directors and executive officers has held their respective office is specified in the table set forth in “Item 6.A. Directors, Senior Management and Employees - Directors and Senior Management.”

Termination Benefits

We do not have any service contracts with any of our directors providing for benefits upon termination of employment.

Board Committees

Applicable regulatory governance policies require that: (i) committees of the our board of directors be composed of at least a majority of independent directors; (ii) our Board expressly assume responsibility, or assign to a committee of the Board, responsibility for the development of the Company’s approach to governance issues; (iii) the audit committee of the Board (which we refer to as the “Audit Committee”) be composed only of independent directors, and the role of the Audit Committee be specifically defined and include the responsibility for overseeing management’s system of internal controls; (iv) the Audit Committee have direct access to the Company’s external auditor; and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the Board and for assessing directors on an on-going basis.

Audit Committee

We have an Audit Committee comprised of directors Greg Hall (Chair), Harald Batista and Masa Igata, each of whom is an independent director and financially literate within the meaning of National Instrument 52-110 Audit Committees. The relevant education and experience of each member of the Audit Committee is described under “Item 6.A. Directors, Senior Management and Employees - Directors and Senior Management” above.

The Audit Committee’s mandate and responsibilities are detailed in its charter, a copy of which is attached as an exhibit to this Registration Statement.

Corporate Governance and Compensation Committee

The Board has a CGCC (as previously defined) whose functions include reviewing, on an annual basis, the compensation paid to the Company’s executive officers and directors, reviewing the performance of the Company’s executive officers, and making recommendations on compensation to the Board. The CGCC periodically considers the grant of incentive Awards under the Share-Based Compensation Plan. The CGCC currently consists of Greg Hall (Chairman), Harald Batista and Masa Igata. All members are “independent” and have direct experience relevant to their responsibilities on the CGCC.

The CGCC’s mandate and responsibilities are detailed in its charter, a copy of which is attached as an exhibit to this Registration Statement.

D.             Employees

As of December 31, 2017, we had three employees in Canada, 14 employees in Mongolia, and seven non-independent consultants working in Bolivia, Canada and the United States.

As of December 31, 2016, we had two employees and three consultants in Canada, 17 employees in Mongolia, and four employees and one consultant in Bolivia.

As of December 31, 2015, we had two employees in Canada, 17 employees and 3 contractors or consultants in Mongolia and 2 employees and 5 contractors or consultants in Bolivia.

We rely on and engage consultants on a contract basis to assist us to carry on our administrative and exploration activities.

E.             Share Ownership

The following table sets forth certain information as of September 17, 2018 regarding the beneficial ownership of our common shares by the executive officers and directors named herein. The percentage of common shares beneficially owned is computed on the basis of 78,814,457 common shares outstanding as of September 17, 2018.

Holder	Number of Common Shares Held	Percentage of Common Shares Held	Number of Options Held	Exercise Price	Expiration Date
John Lee	13,263,727(1)	16.83%	260,000	1.05	Jan. 27, 2019
			150,000	0.65	May 1, 2019
			235,000	0.50	Apr. 7, 2020
			134,000	0.50	June 22, 2020
			500,000	0.20	June 2, 2021
			300,000	0.49	Jan. 12, 2022
			550,000	0.33	June 12, 2022
			680,000	0.35	Sept. 1, 2022
			400,000	0.28	Apr. 6, 2023
Greg Hall	196,970	*	75,000	1.05	Jan 27, 2019
			40,000	0.65	May 1, 2019
			60,000	0.50	April 7, 2020
			20,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			50,000	0.49	January 12, 2022
			50,000	0.33	June 12, 2022
			50,000	0.35	September 1, 2022
			40,000	0.28	Apr. 6, 2023
Harald Batista	312,420	*	30,000	1.05	Jan 27, 2019
			20,000	0.65	May 1, 2019
			30,000	0.50	April 7, 2020
			20,000	0.50	June 22, 2020
			100,000	0.20	June 2, 2021
			50,000	0.49	January 12, 2022
			50,000	0.33	June 12, 2022
			50,000	0.35	September 1, 2022
			40,000	0.28	Apr. 6, 2023
Masa Igata	7,602,766(2)	9.65%	50,000	0.65	May 1, 2019
			30,000	0.50	April 7, 2020
			20,000	0.50	June 22, 2020

			120,000	0.20	June 2, 2021
			70,000	0.49	January 12, 2022
			50,000	0.33	June 12, 2022
			50,000	0.35	September 1, 2022
			40,000	0.28	Apr. 6, 2023
Daniel Fidock	6,364,280	8.08%	250,000 300,000	0.28 0.22	April 6, 2023 July 23, 2023
Irina Plavutska	Nil	*	10,000	1.05	Jan. 27, 2019
			15,000	0.65	May 1, 2019
			30,000	0.50	Apr. 7, 2020
			20,000	0.50	June 22, 2020
			90,000	0.20	June 2, 2021
			70,000	0.49	Jan. 12, 2022
			120,000	0.33	June 12, 2022
			100,000	0.35	Sept. 1, 2022
			100,000	0.28	Apr. 6, 2023
Tony Wong	369,180	*	50,000	1.00	Feb. 3, 2019
			10,000	0.65	May 1, 2019
			40,000	0.50	Apr. 7, 2020
			20,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			70,000	0.49	Jan. 12, 2022
			80,000	0.33	June 12, 2022
			100,000	0.35	Sept. 1, 2022
			100,000	0.28	Apr. 6, 2023
Michael Drozd	Nil	*	200,000	0.31	May 1, 2023
Bekzod Kasimov	205,710	*	20,000	1.05	Jan. 27,2019
			40,000	0.50	Apr. 7, 2020
			40,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			100,000	0.49	Jan. 12, 2022
			80,000	0.33	June 12, 2022
			100,000	0.35	Sept. 1, 2022
			100,000	0.28	Apr. 6, 2023
Danniel Oosterman	Nil	*	200,000	0.31	Feb. 20, 2023
			20,000	0.28	Apr. 6, 2023

* Less than 1%.

(1)

The equivalent of 284,310 of these common shares are held by Merit Holdings Ltd., a private company wholly owned and controlled by Mr. Lee. These common shares include the equivalent of 7,500,000 common shares underlying the equivalent of 7,500,000 units, and the equivalent of 3,000,000 common shares, issued to Mr. Lee in connection with those Debt Settlement Agreements with Linx as disclosed in the information under the heading “Item 7.B. Related Party Transactions”.

(2)	These common shares are held by Sophir Asia Limited, a private company wholly owned and controlled by Mr. Igata.

See “Description of Compensation Plan” for more details.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             Major Shareholders

There are no entities who, to our knowledge, own beneficially, directly or indirectly, more than 5% of any class of our voting securities (other than as set forth in the directors’ and officers’ table).

Voting Rights

The Company’s major shareholders do not have different voting rights from our other shareholders.

Record Holders

As at September 14, 2018, there were 259 holders of record of our common shares, of which 75 were U.S. residents owning 947,525 (1.20%) of our outstanding common shares outstanding at that time.

Control

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.

Change in Control

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

B.             Related Party Transactions

The related party transactions of the Company since January 1, 2015 are presented below.

1.

On February 13, 2015, Masa Igata, a director of the Company, provided a short-term personal loan to the Company in order to meet interim working capital requirements to fund the Company’s business and financial commitments. The loan was in the principal amount of $50,000 and had a 5% compensation fee. We repaid the loan on or around March 12, 2015.

2.

On February 16, 2015, John Lee, our Interim Chief Executive Officer and Executive Chairman, and a director of the Company, provided a short-term personal loan to the Company in order to meet interim working capital requirements to fund the Company’s business and financial commitments. The loan was in the principal amount of $40,000 and had a 5% compensation fee. We repaid the loan on or around March 12, 2015.

3.

On March 12, 2015, the Company entered into the Credit Facility in order to meet interim working capital requirements to fund the Company’s business operations and financial commitments. The Credit Facility was revolving, had a maximum principal amount available for advance of $2.5 million, and was for a two-year term with an option to extend it for any number of subsequent one-year terms subject to TSX approval. The interest rate on the Credit Facility was 18% per annum. We closed out and terminated the Credit Facility on November 28, 2017.

4.

On May 5, 2015, the Company, through its wholly-owned subsidiary, Red Hill, entered into a Purchase Agreement with Khishig Arvin Industrial LLC, an arm’s-length party in Mongolia, to sell substantially all of its mining and transportation equipment at the Company’s Ulaan Ovoo mine for total proceeds of approximately $2.34 million. The sale, together with the sale of additional equipment to other arm’s-length parties, was completed in June 2015 and the Company received approximately $2.9 million in cash. The Company received consent to the sales of the equipment, from Linx, which held a general security interest over all of the Company’s property (including property indirectly held through our subsidiaries), and in consideration, Mr. Lee, the beneficial owner of Linx, received the equivalent of 1,200,000 common share purchase warrants of the Company exercisable at the equivalent of $0.50 per common share for a period of five years expiring on May 22, 2020.

5.

On March 30, 2016, the Company entered into a Debt Settlement Agreement with Linx and Mr. Lee pursuant to which, the Company agreed to issue the equivalent of 7,500,000 units to Mr. Lee, in satisfaction of $1,500,000 of indebtedness owed by the Company to Linx under the Credit Facility. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire an additional common share at a price of the equivalent of $0.40 per common share for a period of five years from the date of issuance.

6.

On June 6, 2016, the Company issued the equivalent of 7,500,000 units at a value of the equivalent of $0.20 per unit to Mr. Lee, in satisfaction of $1,500,000 of indebtedness owed by the Company to Linx under the Credit Facility. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire an additional common share at a price of the equivalent of $0.40 per common share for a period of five years from the date of issuance.

7.

On November 16, 2016, Bekzod Kasimov, our Vice-President, Business Development, provided a short-term interest-free personal loan to the Company in order to meet interim working capital requirements to fund the Company’s business and financial commitments. The loan was in the principal amount of $30,000. The loan and other debts owed by the Company to Mr. Kasimov was repaid through the issuance of the equivalent of 250,000 common shares at a price of the equivalent of $0.32 per common share on November 21, 2017, pursuant to the terms of a Settlement and Release Agreement entered into with Mr. Kasimov.

8.

On January 13, 2017, the Company entered into a Debt Settlement Agreement with Linx and Mr. Lee to settle most of the outstanding balance owing by the Company to Linx under the Credit Facility, by issuing the equivalent of 3,000,000 common shares to Mr. Lee, in satisfaction of $900,000 of indebtedness owing by the Company under the Credit Facility. The Company also announced that for nominal consideration of $1.00 Linx agreed to accrue and postpone the repayment of any principal, interest and fees due under the Credit Facility until the earlier of October 1, 2017, or such time as the Company is in a reasonable financial position to repay all or a portion of the amounts owing.

9.

On June 24, 2015, the Company issued the equivalent of 1,147,680 units at a price the equivalent of $0.50 per unit, to certain of its directors, officers and employees to settle $573,841.01 in total debts owing to them pursuant to the terms of debt settlement agreements entered into with those directors, officers and employees. The equivalent of 1,147,680 units consisted of the Company’s issuance of (i) the equivalent of 774,850 units to John Lee to extinguish total debt owing to him in the amount of $387,426.31, (ii) the equivalent of 69,970 units to Greg Hall, a director of the Company, to extinguish total debt owing to him in the amount of $34,986.75, (iii) the equivalent of 67,570 units to Harald Batista, a director of the Company, to extinguish total debt owing to him in the amount of $33,784.00, (iv) the equivalent of 73,890 units to Sophir Asia Limited, a private company wholly owned and controlled by Masa Igata, a director of the Company, to extinguish total debt owing to him in the amount of $36,944.50, (v) the equivalent of 17,000 units to Irina Plavutska, our Chief Financial Officer, to extinguish total debt owing to her in the amount of $8,500.00, (vi) the equivalent of 37,500 units to Tony Wong, our General Counsel and Corporate Secretary, to extinguish total debt owing to him in the amount of $18,750.00, (vii) the equivalent of 96,900 units to Bekzod Kasimov to extinguish total debt owing to him in the amount of $48,449.45, and (viii) the equivalent of 10,000 units to Ruth Drennan, our former Office Administrator, to extinguish total debt owing to her in the amount of $5,000.00. Each unit in the aforementioned transactions consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to acquire an additional common share at a value of the equivalent of $0.60 per common share for a period of two years from the date of issuance.

10.

On January 13, 2016, the Company issued the equivalent of 613,850 common shares at a price the equivalent of $0.30 per common share, to certain of its officers and consultants to settle $184,155.08 in total debts owing to them pursuant to the terms of Settlement and Release Agreements entered into with those officers and consultants. The equivalent of 613,850 common shares consisted of the Company’s issuance of (i) the equivalent of 68,410 common shares to Irina Plavutska to extinguish total debt owing to her in the amount of $20,522.80, (ii) the equivalent of 112,070 common shares to Tony Wong to extinguish total debt owing to him in the amount of $33,621.35, (iii) the equivalent of 56,670 common shares to Bekzod Kasimov to extinguish total debt owing to him in the amount of $17,000.00, (iv) the equivalent of 66,670 common shares to Nargil Molor, a consultant to the Company, to extinguish total debt owing to her in the amount of $20,000.00, (v) the equivalent of 156,180 common shares to Gustavo Miranda, a consultant to the Company, to extinguish total debt owing to him in the amount of $46,853.73, (vi) the equivalent of 17,400 common shares to Humberto Imana, a consultant to the Company, to extinguish total debt owing to him in the amount of $5,220.00, (vii) the equivalent of 19,160 common shares to Hernan Uribe, a consultant to the Company, to extinguish total debt owing to him in the amount of $5,750.00, (viii) the equivalent of 17,290 common shares to Max Penafiel, a consultant to the Company, to extinguish total debt owing to him in the amount of $5,187.20, and (ix) the equivalent of 100,000 common shares to Cor Capital Inc., a consultant to the Company, to extinguish total debt owing to it in the amount of $30,000.00.

11.

On February 29, 2016, the Company issued the equivalent of 736,450 common shares at a price of the equivalent of $0.20 per common share, to certain of its directors, officers and consultants to settle $127,290.59 in total debts and other obligations owing to them pursuant to the terms of Settlement and Release Agreements entered into with those directors, officers and consultants. Of that number, the Company issued (i) the equivalent of 85,000 common shares to Irina Plavutska to extinguish total debt owing to her in the amount of $17,000.94, (ii) the equivalent of 127,560 common shares to Tony Wong to extinguish total debt owing to him in the amount of $25,511.39, (iii) the equivalent of 78,330 common shares to Bekzod Kasimov to extinguish total debt owing to him in the amount of $15,666.67, (iv) the equivalent of 133,340 common shares to Nargil Molor, a consultant to the Company to extinguish total debt owing to her in the amount of $26,668.66, (v) the equivalent of 125,780 common shares to Gustavo Miranda, a consultant to the Company, to extinguish total debt owing to him in the amount of $25,155.02, (vi) the equivalent of 41,310 common shares to Humberto Imana, a consultant to the Company, to extinguish total debt owing to him in the amount of $8,261.48, (vii) the equivalent of 22,360 common shares to Hernan Uribe, a consultant to the Company, to extinguish total debt owing to him in the amount of $4,472.01, (viii) the equivalent of 22,770 common shares to Max Penafiel, a consultant to the Company, to extinguish total debt owing to him in the amount of $4,554.42, and (ix) the equivalent of 100,000 common shares to Sophir Asia Limited, a private company wholly owned and controlled by Masa Igata, a director of the Company, in settlement of certain fees and expense reimbursements in connection with Mr. Igata’s attendance at certain business meetings and conferences during October 5, 2015 to February 29, 2016 on our behalf.

12.

On June 2, 2016, the Company issued the equivalent of 1,228,210 common shares at a price of the equivalent of $0.20 per common share, to certain of its directors and consultants to settle $244,420 in total debts owing to them pursuant to the terms of Settlement and Release Agreements entered into with those directors and consultants. Of that number, the Company issued (i) the equivalent of 527,630 common shares to John Lee to extinguish total debt owing to him in the amount of $105,000, (ii) the equivalent of 109,140 common shares to Greg Hall, a director of the Company, to extinguish total debt owing to him in the amount of $21,720, (iii) the equivalent of 145,720 common shares to Harald Batista to extinguish total debt owing to him in the amount of $29,000, (iv) the equivalent of 145,720 common shares to Sophir Asia Limited, a private company wholly owned and controlled by Masa Igata, to extinguish total debt owing to them in the amount of $29,000, and (v) the equivalent of 300,000 common shares to Nargil Molor, a consultant to the Company, to extinguish total debt owing to her in the amount of $59,700.

13.

On November 21, 2016, the Company issued the equivalent of 250,000 common shares at a price of the equivalent of $0.32 per common share, to Bekzod Kasimov to extinguish $80,000 in total debts owing to him pursuant to the terms of a Settlement and Release Agreement entered into with Mr. Kasimov.

14.

On June 13, 2017, the Company issued the equivalent of 596,590 units at a price of the equivalent of $0.40 per unit, to certain of its directors and officers to settle $238,636 in total debts owing to them pursuant to the terms of Debt Settlement Agreements entered into with those directors and officers. Of that amount, the Company issued (i) the equivalent of 306,280 units to John Lee to extinguish total debt owing to him in the amount of $122,512, (ii) the equivalent of 33,600 units to Greg Hall, a director of the Company, to extinguish total debt owing to him in the amount of $13,440, (iii) the equivalent of 23,750 units to Harald Batista, a director of the Company, to extinguish total debt owing to him in the amount of $9,500, (iv) the equivalent of 26,250 units to Sophir Asia Limited, a private company wholly owned and controlled by Masa Igata, to extinguish total debt owing to them in the amount of $10,500, (v) the equivalent of 43,680 units to Irina Plavutska, our Chief Financial Officer, to extinguish total debt owing to her in the amount of $17,472, (vi) the equivalent of 88,030 units to Tony Wong, our General Counsel and Corporate Secretary, to extinguish total debt owing to him in the amount of $35,212, and (vi) the equivalent of 75,000 units to Bekzod Kasimov, our Vice-President, Business Development, to extinguish total debt owing to him in the amount of $30,000. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire an additional common share at a value of the equivalent of $0.50 per common share for a period of five years from the date of issuance.

15.

Linx Partners Ltd., a private company controlled by John Lee, our Interim Chief Executive Officer, Executive Chairman and a Director of the Company, has provided management and consulting services to the Company since April 7, 2015 (prior to that, from June 13, 2011, Mr. Lee’s management and consulting services were provided to the Company though Mau Capital Management LLC, another private company controlled by Mr. Lee). In fiscal years 2017, 2016, and 2015, we paid $363,781, $210,000, and 428,988, respectively, for management and consulting services rendered to the Company by Linx Partners Ltd.

16.

On December 18, 2017, the Company issued the equivalent of 422,540 units at a price of the equivalent of $0.35 per unit, to certain of its directors and officers to settle $147,898 in total debts owing to them pursuant to the terms of Debt Settlement Agreements entered into with those directors and officers. Of that amount, the Company issued (i) the equivalent of 300,000 units to John Lee to extinguish total debt owing to him in the amount of $105,000, (ii) the equivalent of 27,600 units to Greg Hall, a director of the Company, to extinguish total debt owing to him in the amount of $9,660, (iii) the equivalent of 22,850 units to Harald Batista, a director of the Company, to extinguish total debt owing to him in the amount of $8,000, (iv) the equivalent of 22,850 units to Sophir Asia Limited, a private company wholly owned and controlled by Masa Igata, a director of the Company, to extinguish total debt owing to them in the amount of $8,000, (v) the equivalent of 11,530 units to Tony Wong, our General Counsel and Corporate Secretary, to extinguish total debt owing to him in the amount of $4,038, and (vi) the equivalent of 37,710 units to Bekzod Kasimov, our Vice-President, Business Development, to extinguish total debt owing to him in the amount of $13,200. Each unit in the aforementioned transaction is comprised of one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire an additional common share at a value of the equivalent of $0.40 per common share until December 18, 2020.

17.

MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, a director of the Company, provides consulting services to the Company. In fiscal years 2017, 2016, and 2015, we paid $23,600, $22,480, and $33,519, respectively, for consulting services rendered to the Company by MaKevCo Consulting Inc.

18.

Sophir Asia Ltd., a private company controlled by Masa Igata, a director of the Company, provides consulting services to the Company. In fiscal years 2017, 2016, and 2015, we paid $19,700, $20,380, and $31,241, respectively, for consulting services rendered to the Company by Sophir Asia Ltd.

C.             Interests of Experts and Counsel

Not applicable.

ITEM 8.             FINANCIAL INFORMATION

A.             Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The consolidated financial statements of the Company and the report of the independent registered public accounting firm, Davidson & Company LLP, are filed as part of this Registration Statement under Item 18.

Legal or Arbitration Proceedings

Other than as disclosed below, the Company has not been involved in any legal or arbitration proceedings or regulatory actions which may have, or have had in the recent past, significant effects on the company’s financial position or profitability. The Company accrues for liabilities when it is probable and the amount can be reasonably estimated.

Red Hill Mongolia Tax Claim

During the year ended December 31, 2014, Red Hill was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credit of only MNT235,718,533 (approximately USD$100,000) from Red Hill’s claimed VAT credit of MNT2,654,175,507 (approximately USD$1.1 million). Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded. The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal.

On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment. The Sukhbaatar District Tax Division appealed the Capital City Tax Tribunal’s resolution to the General Tax Tribunal office, but was denied on June 4, 2015 on procedural grounds. As a result, the Sukhbaatar District Tax Division implemented the Capital City Tax Tribunal’s resolution on June 25, 2015, finding: (1) with respect to confirmation of Red Hill’s VAT credit, that after inspection the amount was to be MNT235,718,533 (approximately USD$100,000); and (2) with respect to the imposition of the penalty/deduction for the tax assessment, that no penalty was to be issued but that Red Hill’s loss to be depreciated and reported to be MNT1,396,668,549 (approximately USD$580,000) in 2010 and MNT4,462,083,700 (approximately USD$1.8 million) in 2011.

The Company continued to dispute the Sukhbaatar District Tax Division’s assessment and delivered a complaint to Capital City Tax Tribunal on July 24, 2015. At this time, there is no change in the VAT claim. Red Hill submitted a complaint concerning the long delay to the General Tax office and the Ministry of Finance. Following the submittal, the City tax tribunal officer informed Red Hill that a hearing would be scheduled soon. Red Hill is working with its external legal counsel to provide additional documents to the City tax tribunal before the hearing to solidify its case.

ASC Bolivia Tax Claim

In connection with the transaction with Apogee, we agreed to assume within certain limitations all liabilities, including legal and tax liabilities associated with the Apogee Subsidiaries and the Pulacayo Project. During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, alleging that the Company’s wholly owned subsidiary ASC owes approximately Bs42,000,000 (approximately $7,541,016) of taxes, interest and penalties relating to a historical tax liability which occurred in 2004, prior to Apogee acquiring the subsidiary in 2011. Apogee disclosed that it was not aware of this historical liability, originally assessed by the tax authority at an amount equivalent to approximately $760,000 in 2004, and believes this notice was improperly provided. The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. On May 26, 2015, the Company received a positive Resolution issued by the Bolivian Constitutional Court that among other things, declared null and void the previous Resolution of the Bolivian Supreme Court issued in 2011 (that imposed the tax liability on ASC) and sent the matter back to the Supreme Court to consider and issue a new Resolution. The Company plans to continue to vigorously defend its position and make submissions to the Supreme Court during the new hearing.

Dividend Policy

To date, we have not paid any dividends on our outstanding common shares and it is not contemplated that we will pay any dividends in the immediate or foreseeable future. It is our intention to use all available cash flow to finance further operations and exploration of our resource properties. Holders of our common shares will be entitled to receive dividends, if, as and when declared by the our Board out of profits, capital or otherwise.

There are no restrictions that could prevent us from paying dividends on our common shares except that we may not pay dividends if that payment would render us insolvent.

B.             Significant Changes

On February 15, 2018, the Company acquired an additional 105 unpatented lode mining claims located adjacent to its Gibellini Project through the arm’s-length acquisition of 1104002 B.C. Ltd., a privately held company incorporated in British Columbia, and its subsidiary, a privately held company incorporated in Nevada. As consideration, the Company paid a total of $335,661 and issued 50,000 share purchase warrants to arm’s-length private parties, in addition to settling $14,339 in debt owed by the acquired parties. Each warrant entitles the holder upon exercise, to acquire one common share of the Company at a price of $5.00 per share until February 15, 2021.

On April 23, 2018, we announced an amendment to the Gibellini mineral lease agreement dated June 22, 2017, whereby we were granted the option to cause the Gibellini Lessor to transfer title to substantially all of the Gibellini mining claims to us in exchange for US$1,000,000, to be paid as an advance royalty payment.

On May 30, 2018, we announced a non-brokered private placement involving the issuance of up to the equivalent of 9,340,000 units at a price of the equivalent of $0.30 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of the equivalent of $0.40 per common share for a period of three years from the date of issuance. On June 26, we amended the terms of the private placement to involve the issuance of up to the equivalent of 7,000,000 units at a price of the equivalent of $0.28 per unit. All other terms of the aforementioned private placement remained the same. On July 6, 2018, we closed on a first cash tranche of the private placement for gross cash proceeds of $1,081,690 through the issuance of the equivalent of 3,863,180 units. On August 13, 2018, we closed on the second and final tranche of the private placement for gross cash proceeds of $55,506 through the issuance of 198,237 units. All the units in the second tranche were purchased by John Lee, our interim CEO, Executive Chairman, and a member of our Board.

On August 8, 2018, we completed the Forward Split.

ITEM 9.             THE OFFER AND LISTING

A.             Offer and Listing Details

Our common shares trade on the TSX under the symbol “PCY”. The following table shows the high and low trading prices of the Company’s common shares on the TSX and for the periods indicated below.

TSX

	High	Low
Prior Fiscal Years Ended
December 31, 2017	$0.72	$0.28
December 31, 2016	$0.55	$0.10
December 31, 2015	$0.80	$0.20
December 31, 2014	$1.10	$0.40
December 31, 2013	$1.90	$0.60

Prior Quarters Ended
Q2 – June 30, 2018	$0.35	$0.20
Q1 – March 31, 2018	$0.44	$0.24
Q4 - December 31, 2017	$0.50	$0.39
Q3 - September 30, 2017	$0.44	$0.28
Q2 - June 30, 2017	$0.39	$0.30
Q1 - March 31, 2017	$0.72	$0.35
Q4 - December 31, 2016	$0.52	$0.29

Q3 - September 30, 2016	$0.55	$0.21
Q2 - June 30, 2016	$0.26	$0.13
Q1 - March 31, 2016	$0.35	$0.10

Last 6 Months Ended
July 31, 2018	$0.26	$0.16
June 30, 2018	$0.29	$0.20
May 31, 2018	$0.32	$0.26
April 30, 2018	$0.35	$0.24
March 31, 2018	$0.34	$0.24
February 28, 2018	$0.35	$0.28

The securities being registered hereunder are common shares, no par value. More information concerning our common shares is provided in “Item 10.A – Additional Information – Share Capital.”

B.             Plan of Distribution

Not applicable.

C.             Markets

Our common shares are listed for trading on the TSX under the symbol “PCY”, the OTCQX under the symbol “PRPCF” and the Frankfurt Stock Exchange under the symbol “1P2N”.

Our common shares were voluntarily delisted from the OTCQX on January 29, 2016. Our common shares began trading again on the OTCQX on February 27, 2018.

D.             Selling Shareholders

Not applicable.

E.             Dilution

Not applicable.

F.             Expenses of the Issue

Not applicable.

ITEM 10.          ADDITIONAL INFORMATION

A.             Share Capital

Our authorized capital consists of an unlimited number of common shares without par value. There are no authorized preferred shares. At December 31, 2017, the Company had 74,721,790 common shares issued and outstanding (December 31, 2016 – 48,076,530, 2015 - 34,274,740), in each case, without giving effect to the Share Consolidation and/or Forward Split. As of August 17, 2018, there are 78,814,457 common shares of the Company issued and outstanding. The holders of our common shares are entitled to vote at all meetings of shareholders of the Company, to receive dividends if, as and when declared by the Board and to participate ratably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. Our common shares carry no pre-emptive rights, conversion or exchange rights, redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring the holders of our common shares to contribute additional capital and there are no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of the Company’s common shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent pursuant to the BCBCA.

	Number of Shares	Share Capital
December 31, 2016	48,076,530	156,529,025
Private placements, net of share issue costs	20,775,060	6,527,619
Debt Settlements	4,019,130	2,039,269
Shares issued on acquisition of property	200,000	96,200
Share bonus to personnel	390,000	190,320
Share compensation for services	984,200	344,470
Exercise of stock options	126,870	65,252
Exercise of warrants	150,000	70,650
December 31, 2017	74,721,790	$165,862,805

Share Issuances

2015

During the year ended December 31, 2015, Prophecy had the following Share capital transactions:

On January 2, 2015, the Company issued the equivalent of 6,000,000 common shares in connection with the acquisition of the Apogee Subsidiaries.

On June 22, 2015 the Company issued the equivalent of 75,780 common shares at a value of the equivalent of $0.50 per share as a partial payment for outstanding severance owed to certain of the Company’s consultants located in Bolivia to settle various historical debts owing to them when the Company acquired the Apogee Subsidiaries.

On June 24, 2015, the Company issued the equivalent of 1,147,680 units as payment for outstanding debt owing by the Company to some of the Company’s directors, officers, employees and consultants at a value of $0.50 per unit. Each unit is comprised of one common share of the Company and one share purchase warrant of the Company entitling the holder thereof to purchase, upon exercise, one additional share at a price of the equivalent of $0.60 per common share until June 24, 2017. This unit issue was approved at the Company’s Annual General Meeting on June 24, 2015.

On July 27, 2015, the Company issued the equivalent of 33,950 Shares at a value of the equivalent of $0.50 per share as a partial payment for outstanding severance owing by the Company to certain of its consultants located in Bolivia to settle various historical debts owing to them when we acquired the Apogee Subsidiaries.

On September 30, 2015, we closed a non-brokered private placement involving the issuance of the equivalent of 1,112,000 units at a price of the equivalent of $0.50 per unit. Each unit consists of one share in the capital of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional common share at a price of the equivalent of $0.70 per share for a period of five years from the date of issuance. The Placement raised gross proceeds of $556,000. The Company paid in cash, total finder’s fees of $7,500 in connection with the Placement.

On December 18, 2015 the Company closed a non-brokered private placement involving the issuance of the equivalent of 625,000 units at a price of the equivalent of $0.40 per unit. Each unit consists of one share in the capital of the Company and one warrant. Each warrant entitles the holder to acquire an additional common share at a price of the equivalent of $0.70 per common share for a period of five years from the date of issuance. The aforementioned private placement raised gross proceeds of $250,000. In connection with the private placement, the Company paid finder’s fees in cash of $10,500 equal to 7% of the subscription proceeds raised by the finder and issued the equivalent of 26,250 share purchase warrants equal to 7% of the number of units sold to subscribers introduced by the finder. Each finder’s warrant entitled the holder to purchase one share at a price of the equivalent of $0.70 prior to November 13, 2017.

On December 22, 2015 the Company issued the equivalent of 92,400 shares at a value of the equivalent of $0.25 per share as a partial payment for outstanding consulting fee and bonus owing by the Company to certain of its consultants located in Bolivia.

2016

On June 7, 2016, the Company completed the 1-for-100 Share Consolidation. Prior to the Share Consolidation, the Company had 368,521,550 shares issued and outstanding. Following the Share Consolidation, the Company had 3,685,222 shares issued and outstanding.

During the year ended December 31, 2016, we had the following share capital transactions:

On January 25, 2016, the Company closed a non-brokered private placement involving the issuance of the equivalent of 800,000 units at a price of the equivalent of $0.25 per unit. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire an additional common share at a price of the equivalent of $0.40 per share for a period of five years from the date of issuance. The Company paid in cash, finder’s fees totaling $14,000 and issued the equivalent of 56,000 finder’s share purchase warrants which are exercisable at a price of the equivalent of $0.40 for a period of two years from the closing of the placement.

On June 6, 2016, the Company issued the equivalent of 7,500,000 units at a value of the equivalent of $0.20 to Mr. John Lee, in satisfaction of $1,500,000 of indebtedness owed by the Company to Linx under the Credit Facility. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional common share at a price of the equivalent of $0.40 per share for a period of five years from the date of issuance.

During the year ended December 31, 2016, the Company entered into settlement and release agreements with certain of its directors, officers, employees and consultants to settle various debts owing to them. Pursuant to the terms of those settlement and release agreements, the Company issued a total of the equivalent of 3,474,430 Shares to those directors, officers, employees and consultants as follows:

Settlement Date	Amount of Shares	Value
January 13, 2016	613,850	$0.30
January 25, 2016	132,064	$0.25
February 29, 2016	736,453	$0.20
March 4, 2016	30,000	$0.20
April 18,2016	265,110	$0.15
June 2, 2016	1,228,210	$0.20
November 16, 2016	468,750	$0.32
Total	3,474,437

On August 29, 2016, the Company closed a non-brokered private placement involving the issuance of the equivalent of 2,027,350 units at a price of the equivalent of $0.38 per unit. Each unit consists of one common share and one half of a share purchase warrant. Each whole share purchase warrant entitles the holder to acquire an additional common share at a price of the equivalent of $0.44 per share for a period of five years from the date of issuance.

2017

Private Placements

On January 13, 2017, the Company closed a non-brokered private placement involving the issuance of the equivalent of 499,990 units (at a price of the equivalent of $0.30 per unit) for gross proceeds of $149,997. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional common share at a price of the equivalent of $0.40 per share for a period of five years from the date of issuance. The Company paid in cash, finder’s fees totaling $7,997.

On April 12, 2017, the Company closed a non-brokered private placement involving the issuance of the equivalent of 1,032,500 units (at a price of the equivalent of $0.40 per unit) for gross proceeds of $413,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional common share at a price of the equivalent of $0.50 per share for a period of five years from the date of issuance. The Company paid in cash, finder’s fees totaling $1,280.

On September 20, 2017, the Company closed the first tranche of a non-brokered private placement involving the issuance of the equivalents of 6,679,680 units and 629,000 special warrants at a price of the equivalent of $0.35 per each unit and special warrant and raised gross proceeds of $4,539,390. Each unit consisted of one common share and one half of one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of the equivalent of $0.40 for a period of three years from the date of closing of the first tranche. Each whole special warrant was exercisable for one unit at no additional cost to the holder provided TSX and shareholder approval for the issuance of the units underlying the special warrants was obtained at a special meeting of shareholders held on December 15, 2017. In connection with the first tranche of the Placement, the Company paid finder’s fees of $30,606 and issued the equivalent of 870,130 finder’s special warrants, which were exercisable on identical terms as those special warrants issued to subscribers in the first tranche.

On October 16, 2017, the Company closed the second and final tranche of the placement described in the immediately preceding paragraph involving the issuance of the equivalents of 1,165,780 units and 4,143,710 special warrants at a price of the equivalent of $0.35 per each unit and special warrant and raised gross proceeds of $1,858,325. Each unit consists of one common share and one half of one warrant. Each whole second tranche warrant entitles the holder to purchase one additional common share of the Company at an exercise price of the equivalent of $0.40 for a period of three years from the date of closing of the second tranche. In connection with the second tranche, we paid finder’s fees of $56,020 and issued the equivalent of 93,270 finder’s special warrants, which were exercisable on identical terms as those special warrants issued to subscribers in the second tranche. The total subscription proceeds were $3,651,800. TSX and shareholder approval for the issuance of the units underlying the special warrants was obtained on December 15, 2017. On December 18, 2017, the Company issued the equivalent of 11,397,110 Units underlying an equivalent number of special warrants previously issued under the placement.

Debt Settlements

On January 12, 2017, the Company issued the equivalent of 3,000,000 Shares with a value of $1,599,000 to Mr. Lee pursuant a debt settlement agreement with Linx to settle $900,000 of the outstanding balance owing by the Company to Linx under the Credit Facility.

On June 13, 2017, the Company issued the equivalent of 596,590 units with a value of $267,869, to certain of its directors and officers to settle various debts owing to them totaling $238,636 pursuant to the terms of debt settlement agreements entered with those directors and officers. See the discussion under the heading “Item 7.B. Related Party Transactions” for further detail . Each unit is comprised of one common share and one share purchase warrant entitling the holder thereof to purchase, upon exercise of a warrant, one additional common share at a price of the equivalent of $0.50 per share for a period of five years from the date of issuance of the units.

On December 18, 2017, the Company issued the equivalent of 422,540 units with a value of $172,400 to certain of its directors and officers to settle various debts owing to them totaling $147,891 pursuant to the terms of debt settlement agreements entered with those directors and officers. See the discussion under the heading “Item 7.B. Related Party Transactions” for further detail. Each unit is comprised of one common share and one share purchase warrant of the Company entitling the holder thereof to purchase, upon exercise of a warrant, one additional common share at a price of the equivalent of $0.40 per share for a period of three years from the date of issuance of the unit.

Shares Issued for Mineral Properties

On February 10, 2017, the Company acquired the remaining 20% title interest of Randsburg in the patented claims that comprise the Titan project by issuing to Randsburg the equivalent of 200,000 common shares at a value of the equivalent of $0.48 per share.

Share Bonus to Personnel

On January 12, 2017, the Company issued the equivalent of 390,000 common shares with a fair value of the equivalent of $0.49 per share as a bonus to its directors, officers and consultants.

Share Compensation for Services

On December 18, 2017, the Company issued the equivalent of 984,200 units with a fair value of the equivalent of $0.35 per unit, to Skanderbeg Capital Advisors Inc. (“Skanderbeg”). The Company entered into a consulting agreement with Skanderbeg to explore and evaluate strategic alternatives to maximize value for our non-core assets. Each unit consists of one common share and one half of one share purchase warrant. Each warrant entitles the holder to acquire an additional Share at a price of the equivalent of $0.40 per share for a period of three years from the date of issuance.

Exercise of Stock Options and Warrants

During the year ended December 31, 2017, the Company issued the equivalents of 126,870 and 150,000 shares on the exercise of stock options and warrants respectively for total proceeds of $110,685.

Options

At December 31, 2017, the Company had the equivalent of 8,248,340 stock options outstanding to purchase up to the equivalent of 8,248,340 common shares of the Company, of which the equivalent of 4,691,470 were exercisable. As of September 17, 2018, there are stock options outstanding to purchase up to the equivalent of 9,890,370 common shares of the Company.

Warrants

At December 31, 2017, the Company had the equivalent of 25,758,030 share purchase warrants outstanding to purchase up to the equivalent of 25,758,030 common shares of the Company. As at September 17, 2018, the Company has share purchase warrants outstanding to purchase up to the equivalent of 30,763,447 common shares of the Company, with each share purchase warrant exercisable to purchase one common share of the Company at exercise prices ranging from the equivalent of $0.40 to $0.70 and having expiry dates ranging from May 2020 to June 2022.

B.             Memorandum and Articles of Association

Incorporation

We are amalgamated under the British Columbia Business Corporations Act (BCBCA). Our British Columbia incorporation number is BC0912924.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Proposals. Arrangements, Contracts or Compensation by Directors

Other than as disclosed below, our articles do not restrict directors' power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. The BCBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of our company or of an affiliate of our company.

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may:

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
•

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
•

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director. Our articles contain no provisions regarding retirement or non-retirement of directors under an age limit requirement.

Share Rights

See "Share Capital" above for a summary of our authorized capital and the special rights and restrictions attached to our common shares.

Procedures to Change the Rights of Shareholders

Our articles state that subject to Article 9.2 of the BCBCA, the Company may by ordinary resolution of its shareholders: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued shares; (d) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares); (e) change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; or (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles and the BCBCA provide that our annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as our Board may determine. Our directors may, at any time, call a meeting of our shareholders.

Under the BCBCA, the holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes of transacting any business that may be transacted at a general meeting.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, present in person or represent by proxy, shareholders holding, in the aggregate, at least five percent of the issued shares entitled to be voted at the meeting.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), the auditor for our company, and any other persons invited by our directors but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Limitations on Ownership of Securities

Neither Canadian law nor our articles limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were $5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) (the “Minister”) on an annual basis. The current threshold for review for WTO Investors or vendors (other than Canadians) is $1 billion. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the company for purposes of the Investment Act if he or she acquired a majority of the common shares of the company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the company, unless it could be established that the company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

•	an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

•

an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•

an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in our articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries.

Ownership Threshold

Our articles or the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. Upon the effectiveness of this Registration Statement, we expect that the United States federal securities laws will require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

C.             Material Contracts

  the Debt Settlement Agreement dated January 13, 2017 among Prophecy, Linx and John Lee, concerning the issuance of the equivalent of 3,000,000 common shares in settlement of $900,000 worth of debt under the Credit Facility;

  the Mineral Lease Agreement dated June 22, 2017 between Prophecy and Janelle Dietrich, concerning the lease by the Company of those mining claims which constitute the Gibellini group of claims;

  the Mineral Lease Agreement dated July 10, 2017 among Prophecy, Richard A. McKay, Nancy M. Minoletti and Pamela S. Scutt, concerning the lease by the Company of those mining claims which constitute the Louie Hill group of claims;

  the Share Purchase Agreement dated February 7, 2018 among Prophecy, Medalist Capital Ltd. and 631208 B.C. Ltd., concerning the indirect acquisition of 105 unpatented lode mining claims located adjacent to the existing Gibellini Project through the acquisition of 1104002 B.C. Ltd and its subsidiary, VC Exploration (US) Inc.; and

  the Amendment to the Mineral Lease Agreement dated April 19, 2018 between Prophecy and Janelle Dietrich, concerning the lease by the Company of those mining claims which constitute the Gibellini group of claims.

D.             Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Income Tax Act (Canada) and the Canada-U.S. Income Tax Convention (1980), each as amended. Remittances of interest to U.S. residents entitled to the benefits of such Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

E.             Taxation

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;

  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to common shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2017, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company. In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any “excess distribution” received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its common shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the common shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the common shares and net gains from the disposition of the common shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the common shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons own, directly or indirectly, 50 percent or more of the voting power or value of the foreign corporation’s shares. The amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

F.             Dividends and Paying Agents

We have not paid any dividends on our outstanding common shares to date. Holders of our common shares will be entitled to receive dividends, if, as and when declared by our Board out of profits, capital or otherwise. There are no restrictions that could prevent us from paying dividends on our common shares except that we may not pay dividends if that payment would render us insolvent.

G.             Statement by Experts

The scientific and technical information in this Registration Statement relating to the Pulacayo Project set forth under the heading “Pulacayo Project” has been extracted or summarized from the Pulacayo Technical Report and included herein with the consent of each of Peter Webster, P.Geo and Michael Cullen, M.Sc., P. Geo, each of whom is a qualified person within the meaning of NI 43-101, and has authorized the use of the information derived from such technical report in this Registration Statement. Mercator Geological Services, 65 Queen St. Dartmouth, NS, Canada B2Y 1G4.

The scientific and technical information in this section of the Registration Statement relating to the Gibellini Project set forth under the heading “Gibellini Project” has been extracted or summarized from the Gibellini Technical Report and included herein with the consent of each of Kirk Hanson, P.E., Edward J.C. Orbock III, RM SME, Edwin Peralta, P.E., and Lynton Gormely, P.Eng., each of whom is a qualified person within the meaning of NI 43-101, and has authorized the use of the information derived from such technical report in this Registration Statement. Amec Foster Wheeler E&C Services Inc. 10615 Professional Cir Suite 100, Reno, NV 89521 USA.

The scientific and technical information in this section of the Registration Statement relating to the Titan Project set forth under the heading “Titan Project “has been extracted or summarized from the Titan Technical Report and included herein with the consent of Neil Prenn, P.Eng. and Neil Pettigrew, P. Geo, each of whom is a qualified person within the meaning of NI 43-101, and has authorized the use of the information derived from such technical report in this Registration Statement. Mine Development Associates, 210 South Rock Blvd, Reno NV, USA.

H.             Documents on Display

Upon the effectiveness of this Registration Statement, we will be subject to the informational requirements of the Exchange Act. You may read and copy any of our reports and other information we file with the SEC, and obtain copies upon payment of any prescribed fees from the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning us referred to in this Registration Statement may be viewed during normal business hours at our executive offices at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

I.             Subsidiary Information

Not applicable.

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Quantitative Information about market risk

Market Risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. Despite some signs of improvement, market challenges for commodities and mining sector equities continued during the first part of the year. These economic conditions create uncertainty particularly over the price of silver and coal, the exchange rate between Canadian and US dollars and the timing of any further recovery remains uncertain.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2017. In December 2017, the Company closed out the Credit Facility. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign Currency Risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has exploration projects in Bolivia and Mongolia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollar, Bolivian boliviano and Mongolian tugrik into its reporting currency, the Canadian dollar.

Based on the above, net exposures as at December 31, 2017, with other variables unchanged, a 10% (December 31, 2016 – 10%) strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $33,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $750,000. A 10 % strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $78,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

Commodity and Equity Price Risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and cash equivalents and receivables. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.          [RESERVED]

Not applicable.

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.        CODE OF ETHICS

Not applicable.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.        CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.        MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

Not applicable.

ITEM 18.         FINANCIAL STATEMENTS

The audited financial statements of the Company for the years ended December 31, 2017 and 2016 appear on pages F-1 through F-44.

The audited financial statements of the Company for the years ended December 31, 2016 and 2015 appear on pages F-45 through F-97.

ITEM 19.         EXHIBITS

Exhibit
Number	Description
1.1**	Notice of Articles
1.2**	Articles of Prophecy Development Corp.
4.1**	Debt Settlement Agreement dated January 13, 2017 among Prophecy, Linx and John Lee
4.2**	Mineral Lease Agreement dated June 22, 2017 between Prophecy and Janelle Dietrich
4.3**	Mineral Lease Agreement dated July 10, 2017 among Prophecy, Richard A. McKay, Nancy M. Minoletti and Pamela S. Scutt
4.4**	Share Purchase Agreement dated February 7, 2018 among Prophecy, Medalist Capital Ltd. and 631208 B.C. Ltd.
4.5**	Amendment to the Mineral Lease Agreement dated April 19, 2018 between Prophecy and Janelle Dietrich
4.6**	Share-Based Compensation Plan
4.7**	English Summary of Pulacayo Joint Venture Agreement
8.1**	List of Subsidiaries
15.1	Consent of Mercator Geological Services Limited
15.2	Consent of Mine Development Associates
15.3	Consent of Amec Foster Wheeler E&C Services Inc.
15.4	Consent of Peter Webster
15.5	Consent of Michael Cullen
15.6	Consent of Edward J.C. Orbock III
15.7	Consent of Neil Prenn
15.8	Consent of Neil Pettigrew
15.9	Consent of Christopher M. Kravits
15.10	Consent of Lynton Gormely
15.11**	Audit Committee Charter
15.12**	Corporate Governance and Compensation Committee Charter
15.13	Consent of Davidson & Company LLP
15.14	Consent of Kirk Hanson
15.15	Consent of Edwin Peralta

** Previously submitted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PROPHECY DEVELOPMENT CORP.

Date: September 17, 2018	By:	/s/ John Lee
John Lee
Interim Chief Executive Officer

Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

TABLE OF CONTENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING	3
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
Consolidated Statements of Financial Position	6
Consolidated Statements of Operations and Comprehensive Loss	7
Consolidated Statements of Changes in Equity	8
Consolidated Statements of Cash Flows	9

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	10
2. BASIS OF PRESENTATION	10
3. BASIS OF CONSOLIDATION	10
3. BASIS OF CONSOLIDATION (cont’d…)	11
4. CHANGES IN ACCOUNTING POLICIES	11
5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS	12
6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	15
7. SEGMENTED INFORMATION	21
8. CASH AND RESTRICTED CASH EQUIVALENTS	21
9. RECEIVABLES	21
10. PREPAID EXPENSES	22
11. AVAILABLE-FOR-SALE INVESTMENTS	22
12. PROPERTY AND EQUIPMENT	23
13. MINERAL PROPERTIES	24
14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	27
15. CREDIT FACILITY	28
16. PROVISION FOR CLOSURE AND RECLAMATION	28
17. TAX PROVISION	29
18. SHARE CAPITAL	30
19. CAPITAL RISK MANAGEMENT	36
20. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	36
21. FINANCIAL RISK MANAGEMENT DISCLOSURES	38
22. RELATED PARTY DISCLOSURES	40
23. KEY MANAGEMENT PERSONNEL COMPENSATION	41
24. SUPPLEMENTAL CASH FLOW INFORMATION	41
25. COMMITMENTS	42
26. CONTINGENCIES	42
27. EVENTS AFTER THE REPORTING DATE	43

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The annual audited consolidated financial statements (the “Annual Financial Statements”), the notes thereto, and other financial information contained in the accompanying Management’s Discussion and Analysis (“MD&A”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Prophecy Development Corp. The financial information presented elsewhere in the MD&A is consistent with the data that is contained in the Annual Financial Statements. The Annual Financial Statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the Annual Financial Statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ethics and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Board who approve the Annual Financial Statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits and the adequacy of the system of internal controls, and to review financial reporting issues.

The external auditors, Davidson & Company LLP, have been appointed by the Company’s shareholders to render their opinion on the Annual Financial Statements and their report is included herein.

“John Lee”	“Irina Plavutska”
--------------------------------------	-----------------------------------------
John Lee, Interim Chief Executive Officer	Irina Plavutska, Chief Financial Officer
Vancouver, British Columbia

August 24, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Prophecy Development Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Prophecy Development Corp. (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2017 and 2016 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Entity as at December 31, 2017 and 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

August 24, 2018

PROPHECY DEVELOPMENT CORP.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
As at		December 31,	December 31,
	Notes	2017	2016
Assets
Current assets
Cash	8	$4,100,608	$21,648
Receivables	9	34,653	91,565
Prepaid expenses	10	140,610	200,526
Available-for-sale investments	11	205,600	176,000
		4,481,471	489,739
Non-current assets
Restricted cash equivalents	8	34,500	-
Reclamation deposits		21,055	21,055
Equipment	12	531,911	917,607
Mineral properties	13	13,299,906	26,399,708
		$18,368,843	$27,828,109
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	14	$1,895,983	$2,658,018
Credit facility	15	-	1,071,560
		1,895,983	3,729,578
Non-current liabilities
Provision for closure and reclamation	16	244,323	242,347
Tax provision	26	7,541,016	7,060,691
		9,681,322	11,032,616
Equity
Share capital	18	165,862,805	156,529,025
Reserves		22,621,202	21,482,133
Accumulated other comprehensive income	11	12,160	-
Deficit		(179,808,646)	(161,215,665)
		8,687,521	16,795,493
		$18,368,843	$27,828,109

Approved on behalf of the Board:

"John Lee"	"Greg Hall"
John Lee, Director	Greg Hall, Director

Commitments (Note 25)
Contingencies (Note 26)
Events after the reporting date (Note 27)
The accompanying notes form an integral part of these consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

		Year Ended December 31,
	Notes	2017	2016
General and Administrative Expenses
Advertising and promotion		$101,512	$50,125
Consulting and management fees	22	751,612	215,438
Depreciation and accretion		8,823	65,175
Director fees	22	60,600	63,240
Insurance		52,566	55,756
Office and administration		89,808	119,595
Professional fees		194,912	122,230
Salaries and benefits	22	260,710	256,020
Share-based payments	18	599,117	197,889
Stock exchange and shareholder services		163,229	107,045
Travel and accommodation		98,476	81,974
		(2,381,365)	(1,334,487)
Other Items
Costs in excess of recovered coal		(109,187)	(290,736)
Finance cost	15	(8,111)	(317,056)
Foreign exchange gain/(loss)		(188,464)	6,185
Interest expense	15	(21,066)	(258,640)
(Loss)/gain on sale of available-for-sale investment	11	(22,810)	59,698
Loss on sale of equipment		(1,681)	(67,348)
Loss on debt settlement	18	(752,742)	-
(Impairment)/recovery of mineral property	13	(14,829,267)	195,079
Impairment of prepaid expenses	10	(57,420)	-
Impairment of property and equipment	12	(159,666)	-
Impairment of receivables	9	(61,202)	-
		(16,211,616)	(672,818)
Net Loss for Year		(18,592,981)	(2,007,305)
Fair value gain on available for-sale-investments	11	12,160	-
Comprehensive Loss for Year		$(18,580,821)	$(2,007,305)
Loss Per Common Share, basic and diluted		$(0.33)	$(0.05)

Weighted Average Number of Common Shares Outstanding		55,760,700	42,120,040

The accompanying notes form an integral part of these consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

				Accumulated
	Numbers			Other
	of Shares	Share		Comprehensive
	Outstanding	Capital	Reserves	Income	Deficit	Total
December 31, 2015	34,274,743	$153,281,631	$21,205,698	$-	$(159,208,360)	$15,278,969
Private placements, net of share issue costs	2,827,350	942,746	10,183	-	-	952,929
Debt Settlements	10,974,437	2,304,648	-	-	-	2,304,648
Share-based payments	-	-	266,252	-	-	266,252
Loss for the year	-	-	-	-	(2,007,305)	(2,007,305)
December 31, 2016	48,076,530	$156,529,025	$21,482,133	$-	$(161,215,665)	$16,795,493
December 31, 2016	48,076,530	156,529,025	21,482,133	-	(161,215,665)	16,795,493

Private placements, net of share issue costs	20,775,060	6,527,619	337,190	-	-	6,864,809
Debt Settlements	4,019,130	2,039,269	-	-	-	2,039,269
Shares issued on acquisition of property	200,000	96,200	-	-	-	96,200
Share bonus to personnel	390,000	190,320	-	-	-	190,320
Share compensation for services	984,200	344,470	-	-		344,470
Exercise of stock options	126,870	65,252	(14,567)	-	-	50,685
Exercise of warrants	150,000	70,650	(10,650)	-		60,000
Share-based payments	-	-	827,096	-	-	827,096
Loss for the year	-	-	-	-	(18,592,981)	(18,592,981)
Unrealized gain on available-for-sale investments	-	-	-	12,160		12,160

December 31, 2017	74,721,790	$165,862,805	$22,621,202	$12,160	$(179,808,646)	$8,687,521

The accompanying notes form an integral part of these consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year Ended December 31,
	2017	2016
Operating Activities
Net loss for year	$(18,592,981)	$(2,007,305)
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion	8,823	65,175
Share-based payments	599,117	197,889
Finance cost	8,111	317,056
Interest costs	21,066	258,640
Unrealized foreign exchange (gain)/loss	480,325	(227,164)
Share compensation for services	344,470	-
Loss on sale of equipment	1,681	67,348
Loss on debt settlement	752,742	-
(Gain)/loss on sale of available-for-sale investment	22,810	(59,698)
Impairment / (recovery) of mineral property	14,829,267	(195,079)
Impairment of prepaid expenses	57,420	-
Impairment of property and equipment	159,666	-
Impairment of receivables	61,202	-
	(1,246,281)	(1,583,138)
Working capital adjustments
Receivables	(4,290)	308,724
Prepaid expenses and reclamation deposits	2,496	9,231
Accounts payable and accrued liabilities and tax provision	540,844	811,583
	539,050	1,129,538
Cash Used in Operating Activities	(707,231)	(453,600)
Investing Activities
Cash received from GIC redemption	-	34,500
Purchase of GIC	(34,500)	-
Net (purchases)/proceeds from available-for-sale investments	(40,250)	59,698
Proceeds from sale of property and equipment	-	12,331
Purchase of property and equipment	(515,609)	-
Mineral property acquisition	(58,790)	-
Mineral property expenditures	(1,339,417)	(712,901)
Cash Used in Investing Activities	(1,988,566)	(606,372)
Financing Activities
Credit facilities paid	(343,076)	(234,714)
Interest paid	(21,066)	(11,253)
Funds borrowed under credit facility	163,405	341,116
Proceeds from share issuance, net of share issue costs	6,864,809	952,929
Proceeds from exercise of options	50,685	-
Proceeds from exercise of warrants	60,000	-
Cash Provided by Financing Activities	6,774,757	1,048,078

Net Increase (Decrease) in Cash	4,078,960	(11,894)
Cash - beginning of year	21,648	33,542
Cash - end of year	$4,100,608	$21,648

Supplemental cash flow information (Note 24)
The accompanying notes form an integral part of these consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

1.    DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Prophecy Development Corp. (“Prophecy” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The Company’s common shares (the “Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PCY” and the Frankfurt Stock Exchange under the symbol “1P2N”.

The principal business of the Company is the acquisition, exploration and development of mineral and energy projects. The Company owns a 100% interest in the following significant coal projects in Mongolia: the Ulaan Ovoo coal property, the Khavtgai Uul and Chandgana Tal coal deposits (together, the “Chandgana Coal Properties”), and the Pulacayo Paca silver-lead-zinc property (the “Pulacayo Project”) in Bolivia. The Company also has a 100% interest in three vanadium projects in North America: the Titan vanadium-titanium-iron project (the “Titan Project”) in Canada, and the Gibellini and Louie Hill vanadium projects (the “Gibellini Project”) both, in the United States.

The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

These consolidated audited annual financial statements have been prepared under the assumption that the Company is a going concern. The Company currently does not generate any revenue and is dependent on raising additional funds through of equity, debt, disposition of assets, or some combination thereof, to continue the advancement of the Company’s projects. Existing working capital is expected to be sufficient to cover non-discretionary operating expenditures for the next twelve months.

2.   BASIS OF PRESENTATION

These Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards, (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgments and estimates have been made in preparing these Annual Financial Statements and their effect are disclosed in Note 5.

These Annual Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale and fair value through profit or loss (“FVTPL”), which are stated at their fair values. These Annual Financial Statements have been prepared using the accrual basis of accounting except for cash flow information. These Annual Financial Statements are presented in Canadian Dollars, except where otherwise noted.

The accounting policies set out in Note 6 have been applied consistently by the Company and its subsidiaries to all periods presented.

The Annual Consolidated Financial Statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 24, 2018.

3.   BASIS OF CONSOLIDATION

(a)   Subsidiaries

The Annual Financial Statements comprise the financial statements of the Company and its wholly owned and partially-owned subsidiaries as at December 31, 2017. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Effects of transactions between related companies are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company. Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

3.   BASIS OF CONSOLIDATION (cont’d…)

(a) Subsidiaries (cont’d…)

The Company’s most significant subsidiaries at December 31, 2017 are presented in the following table:

		Ownership	Operations and
Subsidiary	Location	Interest	Project Owned
0912601 B.C. Ltd.	Canada	100%	Titan property
Chandgana Coal LLC	Mongolia	100%	Chandgana properties
Prophecy Power Generation LLC	Mongolia	100%	Power plant project
Red Hill Mongolia LLC	Mongolia	100%	Ulaan Ovoo mine
Apogee Minerals Bolivia S. A.	Bolivia	98%	Pulacayo project
ASC Holdings Limited	Bolivia	100%	Pulacayo project
Vanadium Gibellini Company LLC(1)	USA	100%	Gibellini project

(1) Incorporated on November 8, 2017.

4.   CHANGES IN ACCOUNTING POLICIES

The following standards have been published and are mandatory for the Company’s annual accounting periods no earlier than January 1, 2018:

  IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

  IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

  IFRS 16 Leases (“IFRS 16”) - IFRS 16 replaces IAS 17 and applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short- term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company plans to apply IFRS 16 at the date it becomes effective.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its annual consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

5.    SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of a company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

5.1 Significant Judgments

The significant judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainties (Annual financial statements 5.2), that have the most significant effect on the amounts recognized in the Annual Financial Statements include, but are not limited to:

(a)	Functional currency determination

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Management has determined the functional currency of all entities to be the Canadian dollar.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping, prefeasibility and feasibility studies, assessable facilities, existing permits and life of mine plans.

Management has determined that during the year ended December 31, 2017, none of the Company’s silver and vanadium projects have reached technical feasibility and commercial viability and therefore remain within Mineral Properties on the Statement of Financial Position.

(c)	Impairment assessment of deferred exploration interests

The Company considers both external and internal sources of information in assessing whether there are any indications that mineral property interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interest. Internal sources of information the Company considers include the manner in which mineral properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

During the year ended December 31, 2017, the Company wrote-off the Chandgana Tal and Khavtgai Uul coal properties and costs associated with purchasing the remaining interest in the Titan property. Due to current market conditions and the difficulty of negotiations with the Mongolian government, as well as Prophecy’s inactivity on these properties in recent years, management decided to impair their values at the year ended December 31, 2017 to $Nil. The Company recognized a total impairment of mineral property loss of $14,829,267 on its consolidated statement of operations and comprehensive loss.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d...)

5.1 Significant Judgments (cont’d...)

(d) Deferred Tax Liability

Judgement is required to determine which types of arrangements are considered to be a tax on income in contrast to an operating cost. Judgement is also required in determining whether deferred tax liabilities are recognised in the statement of financial position. Deferred tax liabilities, including those arising from unutilised tax gains, require management to assess the likelihood that the Company will generate sufficient taxable losses in future periods, in order to offset recognised deferred tax liabilities. Assumptions about the generation of future taxable losses depend on management’s estimates of future cash flows. These estimates of future taxable losses are based on forecast cash flows from operations (which are impacted by production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable losses differ significantly from estimates, the ability of the Company to offset the net deferred tax liabilities recorded at the reporting date could be impacted.

5.2 Estimates and Assumptions

The Company bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a) Mineral reserves

The recoverability of the carrying value of the mineral properties is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest;

(b) Depreciation

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c) Impairment

The carrying value of long lived assets are reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets) (“CGUs”) for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

(d) Allowance for doubtful accounts, and the recoverability of receivables and prepaid expense amounts.

Significant estimates are involved in the determination of recoverability of receivables and no assurance can be given that actual proceeds will not differ significantly from current estimations. Similarly, significant estimates are involved in the determination of the recoverability of services and/or goods related to the prepaid expense amounts, and actual results could differ significantly from current estimations.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d...)

5.2 Estimates and Assumptions (cont’d...)

(d) Allowance for doubtful accounts, and the recoverability of receivables and prepaid expense amounts (cont’d…)

Management has made significant assumptions about the recoverability of receivables and prepaid expense amounts. During the year ended December 31,2017 the Company wrote-off $61,202 of trade receivables which are no longer expected to be recovered and $57,420 of prepaid expenses for which not future benefit is expected to be received.

(e) Provision for closure and reclamation

The Company assesses its mineral properties’ rehabilitation provision at each reporting date or when new material information becomes available. Exploration, development and mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation obligations requires management to make estimates of the future costs that the Company will incur to complete the reclamation work required to comply with existing laws and regulations at each location. Actual costs incurred may differ from those amounts estimated.

Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(f) Share-based payments

Management uses valuation techniques in measuring the fair value of share purchase options granted. The fair value is determined using the Black Scholes option pricing model which requires management to make certain estimates, judgement, and assumptions in relation to the expected life of the share purchase options and share purchase warrants, expected volatility, expected risk-free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Annual Financial Statements.

(g) Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the Annual Financial Statements.

(h) Fair value measurement

The Company measures financial instruments at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in Note 20. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, completes an asset acquisition or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d...)

5.2 Estimates and Assumptions (cont’d...)

(h) Fair value measurement

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Restricted cash equivalents

Restricted cash equivalents consist of highly liquid investments pledged as collateral for the Company’s credit card and are readily convertible to known amounts of cash.

(b) Mineral properties

Mineral property assets consist of exploration and evaluation costs. Costs directly related to the exploration and evaluation of resource properties are capitalized to mineral properties once the legal rights to explore the resource properties are acquired or obtained. These costs include acquisition of rights to explore, license and application fees, topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling, and activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource. When the technical and commercial viability of a mineral resource have been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to property and equipment assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount. Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balances of the payments received are recorded as a gain on option or disposition of mineral property.

(i) Title to mineral properties

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title, nor has the Company insured title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

(ii) Realization of mineral property assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, and the attainment of successful production from properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into profitable producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

(b)	Mineral properties (cont’d...)

(ii) Realization of mineral property assets (cont’d...)

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

(iii) Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. Other than as disclosed in Note 16, the Company is not aware of any existing environmental issues related to any of its current or former properties that may result in material liability to the Company.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

(c)	Equipment

Equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation of equipment is recorded on a declining-balance basis at the following annual rates:

Computer equipment	45%
Computer software	100%
Furniture and equipment	20%
Leasehold improvement	Straight line / 5 years
Mining equipment	20%
Vehicles	30%

When parts of major components of equipment have different useful lives, they are accounted for as a separate item of equipment.

The cost of major overhauls of part of equipment is recognized in the carrying amount of the item if is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

(d)	Impairment of non-current assets and Cash Generating Units (“CGU”)

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU, where the recoverable amount of the CGU is the greater of the CGU’s fair value less costs to sell and its value in use to which the assets belong. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Each project or group of claims or licenses is treated as a CGU. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses, which can vary from actual. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years.

(e)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds are available for a short-term from funds borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is also capitalized and deducted from the total capitalized borrowing cost. Where the funds used to finance a project are from part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(f)	Foreign currency translation

Transactions in currencies other than the functional currency are recorded at the prevailing exchange rates on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at the date of the consolidated statement of financial position. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.

Gains and losses arising from this translation are included in the determination of net loss for the year.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

(g)	Revenue recognition

The Company recognizes interest income on its cash on an accrual basis at the stated rates over the term to maturity.

Sales of coal are recognized when the risks and rewards of ownership pass to the customer and the price can be measured reliably. Sales contracts and revenue is recognized based on the terms of the contract. Revenue is measured at the fair value of the consideration received, excluding discounts and rebates. Royalties related to production are recorded in cost of sales.

Sales of coal are generated from incidental coal sales and are recorded net of associated costs.

(h)	Unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

(i)	Share-based payments

The Company has a share purchase option plan that is described in Note 18. The Company accounts for share-based payments using a fair value based method with respect to all share-based payments to directors, officers, employees, and service providers. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of the goods or services received or if such fair value is not reliably measurable, at the fair value of the equity instruments issued. The fair value is recognized as an expense or capitalized to mineral properties or property and equipment with a corresponding increase in option reserve. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of comprehensive income over the remaining vesting period.

Upon the exercise of the share purchase option, the consideration received, and the related amount transferred from option reserve are recorded as share capital.

(j)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options and warrants. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options and warrants. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

(k)	Income taxes

The Company uses the asset and liability method to account for income taxes. Deferred income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax basis on the statement of financial position date. Deferred income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on deferred income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of deferred income tax assets recognized is limited to the amount of the benefit that is probable upon recovery.

(l)	Provision for closure and reclamation

The Company assesses its property, equipment and mineral property rehabilitation provision at each reporting date. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the rehabilitation liability and asset to which it relates if the initial estimate was originally recognized as part of an asset measured in accordance with IAS 16 Property, Plant and Equipment.

The Company records the present value of estimated costs of legal and constructive obligations required to restore operations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures; rehabilitating mineral properties; dismantling operating facilities; closure of plant and waste sites; and restoration, reclamation and vegetation of affected areas.

Present value is used where the effect of the time value of money is material. The related liability is adjusted each period for the unwinding of the discount rate and for changes in estimates, changes to the current market-based discount rate, and the amount or timing of the underlying cash flows needed to settle the obligation.

(m)	Financial instruments

(i) Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held[ ]to[ ]maturity, available[ ]for[ ]sale, loans and receivables or at fair value though profit and loss (“FVTPL”). FVTPL comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company’s cash is classified as FVTPL.

Available-for-sale: Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income and recognized in profit or loss.

The Company’s investments are classified as available-for-sale.

Loans and receivables: These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. The Company’s receivables and restricted cash equivalents are classified as loans and receivables.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

(m)	Financial instruments (cont’d...)

(i) Financial assets (cont’d...)

Held-to-maturity investments: These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s Management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment. The Company does not have any held-to-maturity investments.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If a financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations. Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

(ii) Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate method. The Company’s accounts payable and accrued liabilities and credit facility are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive income. The Company has no financial liabilities classified as FVTPL.

Please refer to Note 20 for relevant fair value measurement disclosures.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

7. SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of Prophecy’s assets is as follows:

	December 31, 2017
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Property and equipment	18,376	-	48,364	465,171	531,911
Mineral properties	-	490,356	-	12,809,550	13,299,906
	$18,376	$490,356	$69,419	$13,274,721	$13,852,872

	December 31, 2016
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Property and equipment	22,816	-	329,912	564,879	917,607
Mineral properties	-	-	14,418,765	11,980,943	26,399,708
	$22,816	$-	$14,769,732	$12,545,822	$27,338,370

8. CASH AND RESTRICTED CASH EQUIVALENTS

Cash and restricted cash equivalents of Prophecy are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	December 31, 2017	December 31, 2016
Cash	$4,100,608	$21,648
Cash equivalents	34,500	-
	$4,135,108	$21,648

Restricted Cash Equivalents

As at December 31, 2017, a guaranteed investment certificate of $34,500 (2016 - $Nil) has been pledged as collateral for the Company’s credit card.

9. RECEIVABLES

Trade receivables are non-interest-bearing and are generally on terms of 30 to 90 days. The Company anticipates full recovery of its outstanding trade and other receivables.

	December 31, 2017	December 31, 2016
Input tax recoverable	$10,562	$1,388
Trade receivable	24,091	90,177
	$34,653	$91,565

During the year ended December 31, 2017, the Company wrote-off $61,202 (2016 - $Nil) of trade receivables which are no longer expected to be recovered.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

10. PREPAID EXPENSES

	December 31, 2017	December 31, 2016
General	-	57,681
Insurance	41,029	40,969
Environmental and taxes	47,508	40,695
Transportation and fuel	-	23,863
Rent	11,458	37,318
Market advisors	40,615	-
	$140,610	$200,526

The Company anticipates full recovery of its outstanding prepaid expense amounts in the form of goods and services. During the year ended December 31, 2017, the Company wrote-off $57,420 (2016 - $Nil) of prepaid expenses for which no future benefit is expected to be received.

11. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments consist of investment in common shares of public companies and therefore have no fixed maturity date or coupon rate. The fair value of the listed available-for-sale investments have been determined directly by reference to published price quotation in an active market.

As of December 31, 2017, the Company holds 1,409,000 shares of a public company. These shares are marked-to market which resulted in an unrealized gain of $12,160 for the year ended December 31, 2017 (2016 - $Nil).

On September 22, 2016, the Company sold its 60% interest in the Okeover copper-molybdenum project located in British Columbia to Lorraine Copper Corp. (“Lorraine”). Under the terms of the agreement, Lorraine issued 2,200,000 common shares of Lorraine (valued at $0.08/share) to Prophecy and assumed Prophecy’s $19,079 payment obligation to Eastfield Resources Ltd. under such parties’ existing joint venture agreement. The Lorraine shares are subject to a hold period of four months plus one day. The investment in Lorraine of $176,000 was classified as available-for-sale and is measured at fair value with changes in fair value recognized in other comprehensive income. During the year ended December 31, 2017, the Company disposed of 2,200,000 Lorraine shares for proceeds of $153,190 and a realized loss of $22,810.

The following table summarized information regarding the Company’s available-for-sale investments as at December 31, 2016 and December 31, 2017.

Available-for-sale investments	December 31, 2017	December 31, 2016
Balance, beginning of year	$176,000	$-
Additions	193,440	176,000
Disposals	(153,190)	-
Realized loss on disposal	(22,810)	-
Unrealized gain on mark-to-market	12,160	-
Balance, end of year	$205,600	$176,000

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

12. PROPERTY AND EQUIPMENT

	Computer	Furniture &		Computer	Leasehold	Mining
	Equipment	Equipment	Vehicles	Software	Improvements	Equipment	Total
Cost
Balance, December 31, 2015	$161,959	$388,933	$459,229	$197,813	$172,818	$1,574,098	$2,954,850
Additions	-	-	-	-	-	-	-
Disposals	(61,738)	(109,720)	(5,375)	-	(172,818)	(39,353)	(389,004)
Balance, December 31, 2016	$100,221	$279,213	$453,854	$197,813	$-	$1,534,745	$2,565,846
Accumulated depreciation
Balance, December 31, 2015	$135,912	$230,867	$330,345	$197,813	$135,086	$617,344	$1,647,367
Depreciation for year	12,053	29,443	26,129	-	-	242,572	310,197
Disposals	(53,065)	(78,671)	(16,558)	-	(135,086)	(25,945)	(309,325)
Balance, December 31, 2016	$94,900	$181,639	$339,916	$197,813	$-	$833,971	$1,648,239
Carrying amount
At December 31, 2015	$26,047	$158,066	$128,884	$-	$37,732	$956,754	$1,307,483
At December 31, 2016	$5,321	$97,574	$113,938	$-	$-	$700,774	$917,607

Cost
Balance, December 31, 2016	$100,221	$279,213	$453,854	$197,813	$-	$1,534,745	$2,565,846
Additions/Disposals	(147)	(2,383)	-	-	-	-	(2,530)
Impairment charge	-	-	(281,162)	-	-	(219,916)	(501,078)
Balance, December 31, 2017	$100,074	$276,830	$172,692	$197,813	$-	$1,314,829	$2,062,238
Accumulated depreciation					-
Balance, December 31, 2016	$94,900	$181,639	$339,916	$197,813	$-	$833,971	$1,648,239
Depreciation for year	1,795	35,434	18,434	-	-	167,837	223,500
Impairment charge	-	-	(228,508)	-	-	(112,904)	(341,412)
Balance, December 31, 2017	$96,695	$217,073	$129,842	$197,813	$-	$888,904	$1,530,327
Carrying amount
At December 31, 2016	$5,321	$97,574	$113,938	$-	$-	$700,774	$917,607
At December 31, 2017	$3,379	$59,757	$42,850	$-	$-	$425,925	$531,911

The impaired value of $nil for deferred development costs at Ulaan Ovoo property at December 31, 2017 remains unchanged. During the year ended December 31, 2017, the Company wrote-off $159,666 (2016 - $Nil) of equipment in Mongolia because it was no longer in use.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

13. MINERAL PROPERTIES

	Titan	Chandgana Tal	Khavtgai Uul	Pulacayo	Gibellini	Total
Balance, December 31, 2015	$-	$11,040,916	$3,139,891	$11,115,403	$-	$25,296,210
Additions:
Deferred exploration costs:
Licenses, power plant application	-	93,505	89,184	4,970	-	187,659
Geological core and consulting	-	48,533	-	146,051	-	194,584
Personnel, camp and general	-	3,368	3,368	714,519	-	721,255
	-	145,406	92,552	865,540	-	1,103,498
Balance, December 31, 2016	$-	$11,186,322	$3,232,443	$11,980,943	$-	$26,399,708

Additions:
Acquisition cost	$96,200	$-	$-	$-	$58,790	$154,990
Deferred exploration costs:
Licenses, power plant application	-	27,190	242,766	-	74,876	344,832
Geological core and consulting	-	39,362	-	102,592	272,620	414,574
Personnel, camp and general	-	2,492	2,492	726,015	84,070	815,069
	-	69,044	245,258	828,607	431,566	1,574,475
Impairment	(96,200)	(11,255,366)	(3,477,701)	-	-	(14,829,267)
Balance, December 31, 2017	$-	$-	$-	$12,809,550	$490,356	$13,299,906

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

13. MINERAL PROPERTIES (cont’d...)

Chandgana Properties, Mongolia

Chandgana Tal

In March 2006, the Company acquired a 100% interest in the Chandgana Tal property, a coal exploration property consisting of two exploration licenses located in the northeast part of the Nyalga coal basin, approximately 290 kilometers east of Ulaanbaatar, Mongolia.

In March 2011, the Company obtained a mine permit from Ministry of Mineral Resources and Energy for the Chandgana Tal coal project.

Khavtgai Uul Property, Mongolia

In 2007, the Company acquired a 100% interest in the Chandgana Khavtgai property, a coal exploration property consisting of one license located in the northeast part of the Nyalga coal basin.

Impairment of Chandgana Properties

During the year ended December 31, 2017, the Company determined there were several indicators of potential impairment of the carrying value of the Chandgana Tal and Khavtgai Uul properties. The indicators of potential impairment were as follows:

(i)	decreased coal demand from local customers;

(ii)	no positive decision from the Mongolian Government to construct the Chandgana Power Plant;

(iii)	management’s decision to suspend further exploration activities; and

(iv)	change in the Company primary focus to Gibellini Project.

As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2017, the Company assessed the recoverable amount of the Chandgana Properties deferred exploration costs and determined that its value in use is $nil. As at December 31, 2017, the recoverable amount of $nil resulted in an impairment charge of $14,733,067 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations.

Pulacayo Property, Bolivia

The Pulacayo property, a silver-lead-zinc project located in southwestern Bolivia, was acquired on January 2, 2015 through the acquisition of 100% of Apogee’s interest in ASC Holdings Limited and ASC Bolivia LDC, which together, hold ASC Bolivia LDC Sucursal Bolivia (“ASC”), which in turn, holds a joint venture interest in the Pulacayo Project.

ASC controls the mining rights to the Pulacayo Project through a joint venture agreement entered into between itself and the Pulacayo Ltda. Mining Cooperative on July 30, 2002 (the “ASC Joint Venture”). The ASC Joint Venture has a term of 23 years which commenced the day the ASC Joint Venture was entered into. Pursuant to the ASC Joint Venture, ASC is committed to pay monthly rent of US$1,000 to the state-owned Mining Corporation of Bolivia, COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

13. MINERAL PROPERTIES (cont’d...)

Pulacayo Property, Bolivia (cont’d...)

COMIBOL retained a 2.5% NSR and the Pulacayo Ltda. Mining Cooperative retained a 1.5% NSR. The Pulacayo Ltda. Mining Cooperative holds the mining rights through a lease agreement entered into with COMIBOL.

Gibellini Project (includes Louie Hill Project), Nevada, United States

Gibellini Project

On June 23, 2017 (“Execution Date”), The Company acquired (through lease) the Gibellini Project by paying $46,370 in cash to arm’s-length private parties (the “Lessors”). The Gibellini Project is comprised of 40 unpatented lode claims totaling approximately 771 acres, located in Eureka County, Nevada, USA.

Under the terms of the lease agreement, the Company is required to make payments as follows:

(a)	Cash payment of USD 35,000 (paid);

(b)

annually, on each anniversary of the Execution Date, advance royalty payments which will be tied, based on an agreed formula (not to exceed USD 120,000 per year), to the average vanadium pentoxide price of the prior year;

(c)

upon commencement of production, the Company will maintain its acquisition through lease of the Gibellini Project mining claims by paying to the Lessors, a 2.5% net smelter return (“NSR”) until a total of USD 3 million is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”); and

(d)

all advance royalty payments made, will be deducted as credits against future production royalty payments. The lease will be for a term of 10 years, which can be extended for an additional 10 years at Prophecy’s option.

Louie Hill Project

On July 13, 2017 (“Execution Date 2”), the Company acquired (through lease), the Louie Hill Project in Nevada, USA, by paying $12,420 in cash to an arm’s-length, private party (the ”Louie Hill Lessor”) with the intent to carry-out mining operations there.

Under the terms of the lease agreement, the Company is required to make payments as follows:

(a)	Cash payment of USD 10,000 (paid);

(b)

Annually, on each anniversary of the Execution Date 2, advance royalty payments which will be tied, based on an agreed formula (not to exceed USD 28,000 per year), to the average vanadium pentoxide price for the prior year;

(c)

upon commencement of production, Prophecy will maintain its acquisition through lease of the Louie Hill Project mining claims by paying to the Louie Hill Lessor, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by Prophecy for USD 1 million leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”);

(d)

all advance royalty payments made, will be deducted as credits against future production royalty payments. The lease will be for a term of 10 years, which can be extended for an additional 10 years at Prophecy’s option.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

13. MINERAL PROPERTIES (cont’d...)

Previously Impaired Properties

Titan Property, Ontario, Canada

The Company has a 100% interest in the Titan property, a vanadium-titanium-iron project located in Ontario, Canada.

In January 2010, the Company entered into an option agreement with Randsburg International Gold Corp. (“Randsburg”) whereby Prophecy Resource Corp. had the right to acquire an 80% interest in the Titan property by paying Randsburg an aggregate of $500,000 (paid), and by incurring exploration expenditures of $200,000 by December 31, 2010. Pursuant to the option agreement, Randsburg has the option to sell the remaining 20% interest in the Titan property to the Company for $150,000 cash or 4,000,000 Shares of the Company.

At December 31, 2014, due to market conditions, the Company impaired the value of the property to $nil. On February 10, 2017, the Company negotiated with Randsburg to acquire the remaining 20% title interest of Randsburg in the Titan project by issuing to Randsburg 200,000 Shares at a value of $0.48 per Share. As there were no benchmark or market changes from January 1, 2015 to December 31, 2017, the impaired value of $nil for Titan property remains unchanged. Therefore, the Company recorded an impairment loss of $96,200 on the acquisition of the remaining title interest in Titan which was reflected on the consolidated statement of operations and comprehensive loss.

Okeover Property, British Columbia, Canada

The Company had a 60% interest in the Okeover property, a copper-molybdenum project in the Vancouver Mining Division of southwestern British Columbia, Canada.

At December 31, 2014, due to market conditions and the difficulty to raise additional financing, as well as Prophecy’s inactivity on the Okeover property in recent years, the Company impaired the value to $nil.

On September 22, 2016, the Company sold its 60% interest in the Okeover property to Lorraine Copper Corp. (“Lorraine”). Under the terms of the agreement, Lorraine issued 2,200,000 common shares of Lorraine (valued at $0.08/share) to Prophecy and assumed Prophecy’s $19,079 payment obligation to Eastfield Resources Ltd. under such parties’ existing joint venture agreement. Prophecy will additionally be entitled to receive 30% of any payments or proceeds resulting from third party agreements related to the project entered into within five years, which payments shall be limited to a maximum amount payable to Prophecy, of $1,000,000. Upon completion of the sale, the Company recorded a mineral property recovery of $195,079 in the statement of operations and comprehensive loss.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	December 31, 2017	December 31, 2016
Trade accounts payable	$1,644,995	$2,224,134
Accrued liabilities	250,988	433,884
	$1,895,983	$2,658,018

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

15. CREDIT FACILITY

In order to meet interim working capital requirements to fund the Company’s business operations and financial commitments, the Company arranged a revolving credit facility with Linx Partners Ltd. (“Linx”), a private company wholly-owned and controlled by John Lee, Director, CEO and Executive Chairman of the Company by entering into an agreement dated March 12, 2015 (the “Credit Facility”).

The Credit Facility had a maximum principal amount available for advance of $1.5 million, a two-year term (formerly one year, but amended on May 5, 2015 and approved by the TSX) with an option to extend it for any number of subsequent one-year terms and bears an interest at a rate of 1.5% per month with unpaid amounts accruing interest on the same terms.

On February 24, 2016, the Company entered into an agreement (the “Second Amendment”) to increase and amend the Credit Facility. The previous maximum principal amount of $1.5 million has been increased with the Second Amendment to $2.5 million. A 5% “drawdown” fee will be applicable to amounts advanced over and above the original and outstanding $1.5 million advanced under the Credit Facility, at the time of advance. In consideration of a bonus of $300,000 (the “Bonus”), Linx has agreed to postpone any repayments due under the Credit Facility, until the earlier of October 1, 2016, or such time as the Company is in a reasonable financial position to repay all or a portion of the amounts owing, and remove the requirement for the Company to pay any 20% penalties as a result of any future failure to repay any amounts when due under the terms of the Credit Facility.

Including the interest on the Bonus and “drawdown” fee, which also bears an interest at a rate of 1.5% per month with unpaid amounts accruing interest on the same terms, the Credit Facility, carries an effective annual interest rate of 36.3% . The “drawdown” fee, Bonus and all interest payable were accrued and added to the maximum principal amount as they are incurred.

On March 30, 2016, the Company entered into a Debt Settlement Agreement with Linx and Mr. Lee pursuant to which, the Company agreed, subject to TSX and shareholder approval, which was obtained at the Annual General Meeting on June 2, 2016 to issue 7,500,000 units to Mr. Lee, in satisfaction of $1,500,000 of indebtedness owed by the Company to Linx under the Credit Facility. Each unit consists of one Common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of five years from the date of issuance.

On October 28, 2016, the Company paid $35,000 toward the Credit Facility. As at December 31, 2016, the outstanding balance of the Credit Facility was $1,071,560 including interest payable of $448,388. For the year ended December 31, 2016, the Company recorded an interest expense of $258,640 and finance cost of $317,056.

During the year ended December 31, 2017, the Company fully repaid the remaining balance of the Credit Facility by issuing 3,000,000 Shares (Note 18) to John Lee in satisfaction of $900,000 of indebtedness owing by the Company under the Credit Facility and making cash payments totaling of $364,142. For the year ended December 31, 2017, prior to repaying the full balance, the Company made new drawings of $163,405. For the year ended December 31, 2017, the Company recorded an interest expense of $21,066 and finance cost of $8,111.

As at December 31, 2017, the Company fully repaid and closed out the Credit Facility and has been provided with a discharge of pledges.

16. PROVISION FOR CLOSURE AND RECLAMATION

The Company’s closure and reclamation costs consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Ulaan Ovoo site upon completion of mining activity. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third-party specialist.

It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

16. PROVISION FOR CLOSURE AND RECLAMATION (cont’d…)

Management used a risk-free interest rate of 2.23% (2016 – 1.06%) and a risk premium of 7% (2016 – 7%) in preparing the Company’s provision for closure and reclamation. Although the ultimate amount of reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $444,000 over the next 7 years. The cash expenditures are expected to occur over a period of time extending several years after the projected mine closure of the mineral properties.

	December 31, 2017	December 31, 2016
Balance, beginning of year	$242,347	$208,993
Accretion	1,976	33,354
Balance, end of year	$244,323	$242,347

17. TAX PROVISION

Prophecy’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities, and those adjustments may be material to the Company’s financial position and results of operations.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2017	2016
Earnings (loss) for the year	$(18,592,981)	$(2,007,305)
Expected income tax (recovery)	$(4,834,000)	$(522,000)
Change in statutory, foreign tax, foreign exchange rates and other	1,885,000	(1,575,000)
Permanent Difference	450,000	1,869,000
Share issue cost	(25,000)	(87,000)
Adjustment to prior years provision versus statutory
tax returns and expiry of non-capital losses	(118,000)	(34,000)
Change in unrecognized deductible temporary differences	2,642,000	349,000
Total income tax expense (recovery)	$-	$-

In September 2017, the British Columbia (BC) Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been remeasured to reflect the increase in the Company's combined Federal and Provincial (BC) general corporate income tax rate from 26% to 27%.

Significant components of deductible and taxable temporary differences, unused tax losses and unused tax credits that have not been included on the consolidated statements of financial position are as follows:

	2017	Expiry dates	2016	Expiry dates
Share issue costs	$285,000	2038 to 2042	$399,000	2037 to 2041
Allowable Capital losses	$6,549,000	No expiry	$6,549,000	No expiry
Non-Capital losses	$21,402,000	2030 to 2037	$16,658,000	2030 to 2036
Property and equipment	$1,146,000	No expiry	$1,067,000	No expiry
Exploration and evaluation assets	$19,715,000	No expiry	$5,016,000	No expiry
Investment tax credits	$23,000	2029	$23,000	2029
Asset retirement obligation	$244,000	No expiry	$209,000	No expiry

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

18. SHARE CAPITAL

(a) Authorized

The authorized share capital consists of an unlimited number of common shares without par value (the “Shares”). There are no authorized preferred shares. At December 31, 2017, the Company had 74,721,790 (December 31, 2016 – 48,076,530) Shares issued and outstanding.

On June 7, 2016, the Company completed a consolidation of its issued and outstanding common shares on the basis of 100 pre-consolidation common shares, options and warrants to one (1) post consolidation common share, option and warrant (the “Share Consolidation”). Prior to the Share Consolidation, the Company had 368,521,550 Shares issued and outstanding. Following the Share Consolidation, the Company had 3,685,222 Shares issued and outstanding. The Share Consolidation has been presented throughout the consolidated financial statements retroactively.

Subsequent to the year end, on August 8, 2018, the Company completed a Share split the basis of ten (10) new Shares for every one (1) old Share outstanding (the “Split”). As required by IAS 33, Earnings Per Share, all information with respect to the number of Shares and issuance prices for the time periods prior to the Split was restated to reflect the Split (Note 27).

(b) Equity issuances

Private Placements

On January 25, 2016, the Company closed a non-brokered private placement (the “First Placement”) involving the issuance of 800,000 units at a price of $0.25 per unit. Each unit consists of one Share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of five years from the date of issuance. The Company paid in cash, finder’s fees totaling $14,000 and issued 56,000 finder’s share purchase warrants which are exercisable at a price of $0.40 for a period of two years from the closing of the First Placement. The finder’s warrants have been valued at $10,183 based upon the Black-Scholes option pricing model with the following assumptions: (1) a risk-free interest rate of 0.46%; (2) warrant expected life of two years; (3) expected volatility of 134% and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s warrants as share issuance costs.

On August 29, 2016, the Company closed a non-brokered private placement (the “Second Placement”) involving the issuance of 2,027,350 units at a price of $0.38 per unit. Each unit consists of one Share and one-half share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional Share at a price of $0.44 per Share for a period of five years from the date of issuance. The warrants will be subject to the following acceleration conditions:

(i)	in the event that the closing price of the Shares trading on the TSX exceeds $0.88 per Share; or

(ii)

the closing spot price of silver as quoted by KITCO Metals Inc. exceeds USD$28.00 per ounce, in either instance, for a period of over 28 consecutive calendar days, at Prophecy’s election, the exercise period may be reduced in which case, Warrant holders will only be entitled to exercise their Warrants for a period of 30 days from the date the Company either disseminates a press release or sends written notice to the Warrant holders advising them of the reduced and accelerated exercise period after which, the Warrants will expire.

The Company paid in cash, total finder’s fees of $3,464 in connection with the Second Placement.

On January 13, 2017, the Company closed a non-brokered private placement involving the issuance of 499,990 units (at a price of $0.30 per unit) for gross proceeds of $149,997. Each unit consists of one Share and one share purchase warrant. Each Share purchase warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of five years from the date of issuance. The Company paid in cash, finder’s fees totaling $7,997.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

18. SHARE CAPITAL (cont’d...)

(b) Equity issuances (cont’d…)

Private Placements (cont’d…)

On April 12, 2017, the Company closed a non-brokered private placement involving the issuance of 1,032,500 units (at a price of $0.40 per unit) for gross proceeds of $413,000. Each unit consists of one Share and one Share purchase warrant. Each Share purchase warrant entitles the holder to acquire an additional Share at a price of $0.50 per Share for a period of five years from the date of issuance. The Company paid in cash, finder’s fees totaling $1,280.

On September 20, 2017, the Company closed the first tranche of a non-brokered private placement (the ”Placement”) involving the issuance of 6,679,680 units (the “Units”) and 6,290,000 special warrants (the “Special Warrants”) at a price of $0.35 per each Unit and Special Warrant and raised gross proceeds of $4,539,390. Each Unit consisted of one Common share of the Company (a “Share”) and one half of one Share purchase warrant (each whole warrant, a “Warrant”). Each first tranche Warrant entitles the holder to purchase one additional Share at an exercise price of $0.40 for a period of three years from the date of closing of the first tranche of the Placement. Each Special Warrant was exercisable for one Unit at no additional cost to the holder provided TSX and shareholder approval for the issuance of the Units underlying the Special Warrants was obtained at a special meeting of shareholders held on December 15, 2017.

In connection with the first tranche of the Placement, the Company paid finder’s fees of $30,606 and issued 870,130 finder’s Special Warrants, which were exercisable on identical terms as those Special Warrants issued to subscribers through the first tranche of the Placement.

On October 16, 2017, the Company closed the second and final tranche of the Placement involving the issuance of 1,165,780 Units and 4,143,710 Special Warrants at a price of $0.35 per each Unit and Special Warrant and raised gross proceeds of $1,858,325. Each Unit consists of one Share and one half of one Warrant. Each second tranche Warrant entitles the holder to purchase one additional Share of the Company at an exercise price of $0.40 for a period of three years from the date of closing of the second tranche of the Placement.

In connection with the second tranche of the Placement, the Company paid finder’s fees of $56,020 and issued 93,270 finder’s Special Warrants, which were exercisable on identical terms as those Special Warrants issued to subscribers through the second tranche of the Placement.

The total subscription proceeds of $3,651,800, which were raised from the sale of the Special Warrants under the Placement, were held in an escrow account with the Company’s Transfer Agent pending shareholder approval for the issuance of the Units underlying the Special Warrants. TSX and shareholder approval for the issuance of the Units underlying the Special Warrants was obtained on December 15, 2017. On December 18, 2017, the Company issued 11,397,110 Units underlying an equivalent number of Special Warrants previously issued under the Placement. On December 18, 2017, the Special Warrants subscription proceeds, previously held in escrow, were released to the Company.

All Shares attached to the Units issued in connection with the above conversion of the Special Warrants, are subject to a four month and one day hold period beginning on the date of issuance of the overlying Special Warrants.

The finder’s Special Warrants have been valued at $0.35 each based upon the concurrent financing price of the Placement to which they relate. The Company has recorded the fair value of the finder’s warrants as share issuance costs.

Debt Settlements

On June 6, 2016, the Company issued 7,500,000 units at a value of $0.20 to Mr. John Lee, in satisfaction of $1,500,000 of indebtedness owed by the Company to Linx under the Credit Facility. Each unit consists of one Share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of five years from the date of issuance.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

18. SHARE CAPITAL (cont’d...)

(b) Equity issuances (cont’d…)

Debt Settlements (cont’d…)

During the year ended December 31, 2016, the Company entered into settlement and release agreements with certain of its directors, officers, employees and consultants to settle various debts owing to them. Pursuant to the terms of those settlement and release agreements, the Company issued in summary 3,474,430 Shares to those directors, officers, employees and consultants as follows:

Settlement Date	Number of Shares	Value

January 13, 2016	613,850	$0.30
January 25, 2016	132,064	$0.25
February 29, 2016	736,453	$0.20
March 4, 2016	30,000	$0.20
April 18, 2016	265,110	$0.15
June 2, 2016	1,228,210	$0.20
November 16, 2016	468,750	$0.32
	3,474,437

On January 12, 2017, the Company issued 3,000,000 Shares with a value of $1,599,000 to Mr. Lee pursuant a Debt Settlement Agreement with Linx to settle $900,000 of the outstanding balance owing by the Company to Linx under the Credit Facility. The Company recorded a loss of $699,000 to account for the difference in the fair value of the Company’s shares on the settlement date and the debt settled.

On June 13, 2017, the Company issued 596,590 units (“Debt Settlement Units1”) with a value of $267,869, to certain of its directors and officers to settle various debts owing to them totalling $238,636 pursuant to the terms of debt settlement agreements entered with those directors and officers. Each Debt Settlement Unit1 is comprised of one Share and one Share purchase warrant of the Company entitling the holder thereof to purchase, upon exercise of a warrant, one additional Share at a price of $0.50 per Share for a period of five years from the date of issuance of the Debt Settlement Units1. The Company recorded a loss of $29,233 to account for the difference in the fair value of the Company’s shares on the settlement date and the debt settled.

On December 18, 2017, the Company issued 422,540 units (“Debt Settlement Units2”) with a value of $172,400, to certain of its directors and officers to settle various debts owing to them totalling $147,891 pursuant to the terms of debt settlement agreements entered with those directors and officers. Each Debt Settlement Unit2 is comprised of one Share and one Share purchase warrant of the Company entitling the holder thereof to purchase, upon exercise of a warrant, one additional Share at a price of $0.40 per Share for a period of three years from the date of issuance of the Debt Settlement Units2. The Company recorded a loss of $24,509 to account for the difference in the fair value of the Company’s shares on the settlement date and the implied value from the debt settled.

Shares Issued for Mineral Properties

On February 10, 2017, the Company acquired the remaining 20% title interest of Randsburg (Note 13) in the patented claims that comprise the Titan project by issuing to Randsburg 200,000 Shares at a value of $0.48 per Share.

Share Bonus to Personnel

On January 12, 2017, the Company issued 390,000 Shares with a fair value of $0.49 per Share as a bonus to its directors, officers and consultants.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

18. SHARE CAPITAL (cont’d...)

(b) Equity issuances (cont’d...)

Share Compensation for Services

On December 18, 2017, the Company issued 984,200 units with a fair value of $0.35 per unit, to Skanderbeg Capital Advisors Inc. (“Skanderbeg (the “Skanderbeg Units”) The Companyentered into a consulting agreement with Skanderbeg to explore and evaluate strategic alternatives to maximize value for Prophecy’s non-core assets. Each Skanderbeg Unit consists of one Share and one half of one. Share purchase warrant. Each warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of three years from the date of issuance.

Exercise of Stock Options and Warrants

During the year ended December 31, 2017, the Company issued 126,870 and 150,000 Shares on the exercise of stock options and warrants respectively for total proceeds of $110,685.

(c) Share-based compensation plan

The Company has a 20% fixed equity-based compensation plan in place (the “2016 Plan”) under which the Company may grant stock options, bonus shares or stock appreciation rights to acquire the equivalent of a maximum of 8,870,430 of the Company’s Shares. The 2016 Plan was approved the Company’s shareholders at the June 2, 2016 annual general meeting. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the 2016 Plan will be issued under, and governed by, the terms and conditions of the 2016 Plan.

The stock option vesting terms are determined by the Board of Directors on grant with a maximum allowable stock option life of 10 years.

During the year ended December 31, 2017, the Company granted 4,080,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $0.33 to $0.49 per Share and expiry dates ranging from January 12, 2022 to November 6, 2022 and vest at 12.5% per quarter for the first two years following the date of grant.

During the year ended December 31, 2016, the Company granted 1,600,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at a price of $0.20 per Share for a term of five years expiring on June 2, 2021 and vest at 12.5% per quarter for the first two years following the date of grant.

The following is a summary of the changes in Prophecy’s stock options from December 31, 2015 to December 31, 2017:

	Number of	Weighted Average
	Options	Exercise Price
Outstanding, December 31, 2015	3,437,420	$1.00
Granted	1,600,000	$0.20
Expired	(10,000)	$2.80
Forfeited	(40,000)	$0.61
Cancelled	(379,280)	$2.19
Outstanding, December 31, 2016	4,608,140	$0.64
Granted	4,080,000	$0.38
Expired	(312,930)	$2.08
Exercised	(126,870)	$0.40
Outstanding, December 31, 2017	8,248,340	$0.46

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

18. SHARE CAPITAL (cont’d...)

(c) Share-based compensation plan (cont’d…)

As of December 31, 2017, the following Prophecy share purchase options were outstanding:

Exercise	Expiry	Options Outstanding		Exercisable	Unvested
Price	Date	December 31,	December 31,	December 31,
		2017	2016	2017	2017
$0.48	November 6, 2022	50,000	-	-	50,000
$0.33	June 12, 2022	1,450,000	-	36,250	1,413,750
$0.35	September 1, 2022	1,670,000	-	20,875	1,649,125
$0.49	January 12, 2022	910,000	-	34,125	875,875
$0.20	June 2, 2021	1,557,500	1,600,000	116,813	1,440,687
$0.50	June 22, 2020	328,000	328,000	328,000	-
$0.50	April 7, 2020	820,620	905,000	820,620	-
$0.65	May 1, 2019	547,500	547,500	547,500	-
$1.00	February 3, 2019	50,000	50,000	50,000	-
$1.05	January 27, 2019	515,000	515,000	515,000	-
$1.20	August 16, 2018	324,720	324,720	324,720	-
$1.30	July 22, 2018	25,000	25,000	25,000	-
$1.80	August 16, 2017	-	15,000	-	-
$1.80	September 24, 2017	-	37,500	-	-
$1.80	August 22, 2017	-	172,420	-	-
$2.50	June 1, 2017	-	1,000	-	-
$2.80	June 18, 2017	-	87,000	-	-
		8,248,340	4,608,140	2,818,903	5,429,437

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting periods. During the year ended December 31, 2017 and 2016, the share-based payment expenses were calculated using the following weighted average assumptions:

		Year ended December 31
	2017	2016
Risk-free interest rate	1.25%	1.20%
Expected life of options in years	4.39 years	4.89 years
Expected forfeiture rate	12%	12%
Expected volatility	133.55%	131.45%
Expected dividend yield	Nil	Nil
Weighted average fair value of options granted during the year	$ 0.32	$ 0.23

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares. The expected forfeiture rate is based on the historical forfeitures of options issued.

Share-based payments charged to operations and assets were allocated between deferred mineral properties, and general and administrative expenses. Share-based payments are allocated between being either capitalized to deferred exploration costs where related to mineral properties or expensed as general and administrative expenses where otherwise related to the general operations of the Company

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

18.      SHARE CAPITAL (cont’d...)

(c) Share-based compensation plan (cont’d…)

For the year ended December 31, 2017 and 2016, share-based payments were recorded as follows:

	Year Ended December 31,
	2017	2016
Consolidated Statement of Operations
Share based payments	599,117	197,889
	$599,117	$197,889
Consolidated Statement of Financial Position
Chandgana Tal exploration and power plant application	69,515	21,429
Pulacayo exploration	158,464	46,934
	227,979	68,363
Total share-based payments	$827,096	$266,252

(d) Share purchase warrants

The following is a summary of the changes in Prophecy’s share purchase warrants from December 31, 2015 to December 31, 2017:

	Number	Weighted Average
	of Warrants	Exercise Price
Outstanding, December 31, 2015	4,365,040	$0.60
Issued	9,369,670	$0.40
Expired	(254,110)	$1.00
Outstanding, December 31, 2016	13,480,600	$0.47
Issued	12,453,680	$0.41
Exercised	(150,000)	$0.40
Expired	(26,250)	$0.70
Outstanding, December 31, 2017	25,758,030	$0.44

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PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

18. SHARE CAPITAL (cont’d...)

(d) Share purchase warrants (cont’d...)

As of December 31, 2017, the following Prophecy share purchase warrants were outstanding:

Exercise price	Number of Warrants		Expiry date
	At December 31,	At December 31,
	2017	2016
$0.40	703,350	-	December 18, 2020
$0.40	2,701,360	-	October 16, 2020
$0.40	6,919,900	-	September 20, 2020
$0.50	596,590	-	June 13, 2022
$0.50	1,032,500	-	April 12, 2022
$0.40	499,990	-	January 13, 2022
$0.44	1,013,670	1,013,670	August 29, 2021
$0.40	7,500,000	7,500,000	June 2, 2021
$0.40	650,000	800,000	January 25, 2021
$0.70	625,000	625,000	November 13, 2020
$0.70	1,112,000	1,112,000	September 30, 2020
$0.60	1,147,670	1,147,670	June 24, 2020
$0.50	1,200,000	1,200,000	May 22, 2020
$0.40	56,000	56,000	January 25, 2018 (1)
$0.70	-	26,260	November 13, 2017
	25,758,030	13,480,600

(1) Expired subsequent to year end unexercised.

19. CAPITAL RISK MANAGEMENT

Management considers its capital structure to consist of share capital, share purchase options and warrants. Prophecy manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative returns on capital criteria for management. In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors. The annual and updated budgets are approved by the Board of Directors.

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, Prophecy is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, Prophecy will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the year ended December 31, 2017. Neither Prophecy nor its subsidiaries are subject to externally imposed capital requirements.

20. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value

Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Prophecy utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

20. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (cont’d…)

Fair Value (cont’d…)

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth Prophecy’s financial assets measured at fair value by level within the fair value hierarchy

As at December 31, 2017	Level 1	Level 2	Level 3	Total
Financial assets
Cash	$4,100,608	$-	$-	$4,100,608
	$4,100,608	$-	$-	$4,100,608

As at December 31, 2016	Level 1	Level 2	Level 3	Total
Financial assets
Cash	$21,648	$-	$-	$21,648
	$21,648	$-	$-	$21,648

The Company considers that the carrying amount of all its financial assets and financial liabilities measure at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the year ended December 31, 2017.

Categories of financial instruments

The Company’s financial assets and financial liabilities are categorized as follows:

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

	December 31, 2017	December 31, 2016
Fair value through profit or loss
Cash	$4,100,608	$21,648
Available-for-sale
Available-for-sale investment	205,600	176,000
Loans and receivables
Receivables	34,653	91,565
Restricted cash equivalents	34,500	-
	$4,375,361	$289,213
Other financial liabilities
Accounts payable and accrued liabilities	$1,895,983	$2,658,018
Credit facility	-	1,071,560
	$1,895,983	$3,729,578

21. FINANCIAL RISK MANAGEMENT DISCLOSURES

(a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at December 31, 2017, the Company had a cash balance of $4,100,608 (December 31, 2016 – $21,648). As at December 31, 2017, the Company had accounts payable and accrued liabilities of $1,895,983 (December 31, 2016 - $2,658,018), which have contractual maturities of 90 days or less and the Credit Facility balance of $Nil (December 31, 2016 - $1,071,560).

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

The following table details the Company’s current and expected remaining contractual maturities for its financial liabilities with agreed repayment periods. The table is based on the undiscounted cash flows of financial liabilities.

	0 to 6 months	6 to 12 months	Total
As at December 31, 2017
Accounts payable and accrued liabilities	$1,895,983	$-	$1,895,983
Credit facilities	-	-	-
	$1,895,983	$-	$1,895,983

As at December 31, 2016
Accounts payable and accrued liabilities	$2,658,018	$-	$2,658,018
Credit facilities	-	1,071,560	1,071,560
	$2,658,018	$1,071,560	$3,729,578

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. The significant concentration of credit risk is situated in Mongolia. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

(c) Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short[ ] term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2017. In December 2017, the Company closed out the Credit Facility. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

21. FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d…)

(c)	Market risk (cont’d…)

	(ii)	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company has exploration and development projects in Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at December 31, 2017, with other variables unchanged, a 10% (December 31, 2016 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $78,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $750,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $33,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

	(iii)	Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earning due to movements in individual equity prices or general movements in the level of the stock market

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

22. RELATED PARTY DISCLOSURES

Prophecy had related party transactions with the following companies, related by way of directors and key management personnel:

  Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of Prophecy, provides management and consulting services to the Company.

  MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of Prophecy, provides consulting services to the Company.

  Sophir Asia Ltd., a private company controlled by Masa Igata, Director of Prophecy, provides consulting services to the Company.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

22. RELATED PARTY DISCLOSURES (cont’d…)

A summary of related party transactions by related party is as follows:

	Year Ended December 31,
Related parties	2017	2016
Directors and officers	$307,425	$280,160
Linx Partners Ltd.	363,781	210,000
MaKevCo Consulting Inc.	23,600	22,480
Sophir Asia Ltd.	19,700	20,380
	$714,506	$533,020

A summary of the transactions by nature among the related parties is as follows:

	Year Ended December 31,
Related parties	2017	2016
Consulting and management fees	$247,525	$153,000
Directors' fees	60,600	63,240
Mineral properties	201,875	117,000
Salaries and benefits	204,506	199,780
	$714,506	$533,020

On January 13, 2016, the Company’s directors and executive management agreed to temporarily:

  reduce directors’ fees by 50% and defer payment of such reduced directors’ fees until such time as the Company’s cash flow situation permits it to pay such reduced directors fees, and/or to fully or partially restore their directors’ fees to their original levels;

  reduce the CEO’s consulting fees by 50% and defer payment of such reduced consulting fees until such time as the Company’s cash flow situation permits it to pay such reduced consulting fees, and/or to fully or partially restore the CEO’s consulting fees to their original level; and

  reduce other executive officers’ salaries by 17% – 50% until such time as the Company’s cash flow situation permits it to fully or partially restore their salaries to their original levels.

Effective September 1, 2017, given the Company’s improved financial position, the Company:

  partially restored directors’ fees by 15% with no further cash payment deferred;

  fully restored the CEO’s consulting fee with 25% of such fully restored consulting fee cash payment deferred until such time as the Company’s cash flow situation permits it to fully or partially pay such deferred and accrued consulting fee; and

  fully restored executive officers’ salaries or consulting fee with no further cash payment deferred.

As at December 31, 2017, amounts due to related parties totaled of $160,503 including accrued bonuses of $116,000 (December 31, 2016 – $366,269) and was comprised of $7,000 (December 31, 2016 - $14,640) for director fees, $Nil (December 31, 2016 - $54,656) for consulting fees, $Nil (December 31, 2016 - $86,864) for managing mineral properties, $2,503 (December 31, 2016 - $29,280) for salaries and reimbursable expenses. The remaining amounts due relate to deferred consulting fees of $35,000 (December 31, 2016 - $180,829).

The amounts due to related parties are non-interest bearing and are due upon demand. See Notes 15 and 18 for information regarding the Company’s credit facility with Linx Partners Ltd.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

23. KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Year Ended December 31,
Key Management Personnel	2017	2016
Salaries and short term benefits	$204,506	$204,079
Share-based payments	596,232	181,990
	$800,738	$386,069

24. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2017	2016
Supplementary information
Interest paid	$21,066	$11,253
Taxes paid	$-	$-
Non-Cash Financing and Investing Activities
Shares issued to pay Credit Facility	$900,000	$1,500,000
Shares issued on acquisition of mineral property	$96,200	$-
Shares issued for accrued bonus	$190,320	$-
Shares issued to settle debt	$386,527	$804,648
Capitalized interest	$-	$11,253
Depreciation included in mineral properties	$216,653	$278,376
Property & equipment expenditures included in accounts payable	$580,634	$1,097,092
Fair value gain on available-for-sale investments	$12,160	$-
Mineral property expenditures included in accounts payable	$753,248	$962,822
Share-based payments capitalized in mineral properties	$227,979	$68,363
Sale of Okeover property for shares and debt settlement	-	$195,079
Fair value of finders warrants	$-	$10,183
Reclassification of contributed surplus on exercise of options	$14,567	$-
Reclassification of contributed surplus on exercise of warrants	$10,650	$-

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

25. COMMITMENTS

Except as disclosed elsewhere in these financial statement, the Company has the following financial obligations in the ordinary course of business:

	Payments Due by Year
	2018	2019	2020	2021	Total
Office Lease Obligations	$34,929	$35,449	$35,895	$15,034	$121,307
Hillcrest Merchant Partners Inc.	78,000	-	-	-	78,000
	$112,929	$35,449	$35,895	$15,034	$199,307

26. CONTINGENCIES

ASC tax claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Agreement, Prophecy agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project. During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the

Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 ($7,541,016) in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011. Apogee disputed the assessment and disclosed to the Company that it believed the notice was improperly issued. The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. On May 26, 2015, the Company received a positive Resolution issued by the Bolivian Constitutional Court that among other things, declared null and void the previous Resolution of the Bolivian Supreme Court issued in 2011 (that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia) and sent the matter back to the Supreme Court to consider and issue a new Resolution. The Company plans to continue to vigorously defend its position and make submissions to the Supreme Court during the new hearing. Based on these developments, the tax claim amount of $7,541,016 (2016 - $7,060,690) was classified as non-current liabilities.

Red Hill tax claim

During the year ended December 31, 2014, the Company’s wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only MNT235,718,533 from Red Hill’s claimed VAT credit of MNT2,654,175,507. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded. The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal. On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment.

The Sukhbaatar District Tax Division appealed the Capital City Tax Tribunal’s resolution to the General Tax Tribunal office, but was denied on June 4, 2015 on procedural grounds. As a result, the Sukhbaatar District Tax

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

Division implemented the Capital City Tax Tribunal’s resolution on June 25, 2015, finding: (1) with respect to confirmation of Red Hill’s VAT credit, that after inspection the amount was to be MNT235,718,533; and (2) with respect to the imposition of the penalty/deduction for the tax assessment, that no penalty was to be issued but that Red Hill’s loss to be depreciated and reported was to be MNT1,396,668,549 in 2010 and MNT4,462,083,700 in 2011. The Company continued to dispute the Sukhbaatar District Tax Division’s assessment and delivered a complaint to Capital City Tax Tribunal on July 24, 2015. Due to the uncertainty of realizing the VAT balance, the Company has recorded an impairment charge for the full VAT balance in the year ended December 31, 2015.

At this time there is no change in the VAT claim. Red Hill has submitted a complaint concerning this long delay to the General Tax office and the Ministry of Finance. Following the submittal, the City tax tribunal officer responded and informed Red Hill that a hearing will be scheduled soon.

Red Hill is working with its external lawyer to give additional documents to the City tax tribunal before the hearing to solidify the case.

As there were no changes from January 1 to December 31, 2017, the impaired value of $Nil for the VAT receivable remains unchanged.

27. EVENTS AFTER THE REPORTING DATE

The following events occurred subsequent to December 31, 2017:

  On February 15, 2018, the Company acquired an additional 105 unpatented lode mining claims located adjacent to its Gibellini Project through the arm’s-length acquisition of 1104002 B.C. Ltd., a privately held company incorporated in British Columbia, and its subsidiary, a privately held company incorporated in Nevada. As consideration, the Company paid a total of $335,661 and issued 500,000 Share purchase warrants to arm’s-length private parties., in addition to settling $14,339 in debt owed by the acquired parties. Each warrant entitles the holder upon exercise, to acquire one Share of the Company at a price of $0.50 per Share until February 15, 2021.

  On February 27, 2018, the Company announced that its Shares began trading on the OTCQX® Best Market. The ticker symbol is “PRPCF”. Investors can find current financial disclosure and Real-Time Level 2 quotes for the Company on www.otcmarkets.com.

  On April 23, 2018, the Company announced an amendment to the Gibellini MLA, whereby Prophecy has been granted the right to cause the Gibellini Lessor of the Gibellini mineral claims to transfer their title to the claims to Prophecy. With the amendment, Prophecy shall have the option to, at any time during the term of the Gibellini MLA, require the Gibellini Lessor to transfer title over all of the leased, unpatented lode mining claims (excluding four claims which will be retained by the Gibellini Lessor for sentimental reasons and which contain minimal resource) (the “Transferred Claims”) to Prophecy in exchange for USD1,000,000, to be paid as an advance royalty payment (the “Transfer Payment”). A credit of USD99,027 in favour of Prophecy towards the Transfer Payment is already paid upon signing of the amendment, with the remaining USD900,973 portion of the Transfer Payment due and payable by Prophecy to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to Prophecy. The advance royalty obligation and production royalty shall not be affected, reduced or relieved by the transfer of title.

  On April 27, 2018, the Company granted in aggregate, 150,000 incentive stock options to various consultants of the Company. The options are exercisable at a price of $0.315 per Share for a term of five years expiring on April 27, 2023 and vest at 12.5% per quarter for the first two years following the date of grant.

  On May 1, 2018, the Company granted 200,000 incentive stock options to a consultant of the Company. The options are exercisable at a price of $0.31 per Common share for a term of five years expiring on May 1, 2023 and vest at 12.5% per quarter for the first two years following the date of grant.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian Dollars)

  On August 8, 2018, the Company completed a common share split the basis of ten (10) new Shares for every one (1) old Share outstanding (the “Split”). As required by IAS 33, Earnings Per Share, all information with respect to the number of Shares and issuance prices for the time periods prior to the Split was restated to reflect the Split.

  On August 14, 2018, the Company closed its non-brokered private placement previously announced on May 30, 2018 and amended on June 26, 2018, raised gross cash proceeds of $1,137,196 through the issuance of 4,061,417 units of Prophecy. Each unit is comprised of one Share and one Share purchase warrant. Each warrant entitles the holder to purchase one additional Share of the Company at an exercise price of $0.40 for a period of three years from the closing of the first tranche of the placement.

Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

TABLE OF CONTENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING	3
INDEPENDENT AUDITORS' REPORT	4

Consolidated Statements of Financial Position	6
Consolidated Statements of Operations and Comprehensive Loss	7
Consolidated Statements of Changes in Equity	8
Consolidated Statements of Cash Flows	9

1. NATURE OF OPERATIONS AND GOING CONCERN	10
2. BASIS OF PRESENTATION	11
3. BASIS OF CONSOLIDATION	11
4. CHANGES IN ACCOUNTING POLICIES	12
5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS	13
6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	17
7. ACQUISITION	24
8. SEGMENTED INFORMATION	25
9. CASH AND RESTRICTED CASH EQUIVALENTS	26
10. RECEIVABLES	26
11. PREPAID EXPENSES	26
12. AVAILABLE-FOR-SALE INVESTMENTS	27
13. PROPERTY AND EQUIPMENT	28
14. MINERAL PROPERTIES	31
15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	32
16. CREDIT FACILITIES	33
17. PROVISION FOR CLOSURE AND RECLAMATION	34
18. TAX PROVISION	35
19. SHARE CAPITAL	35
20. CAPITAL RISK MANAGEMENT	42
21. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	43
22. FINANCIAL RISK MANAGEMENT DISCLOSURES	44
23. RELATED PARTY DISCLOSURES	46
24. KEY MANAGEMENT PERSONNEL COMPENSATION	48
25. SUPPLEMENTAL CASH FLOW INFORMATION	48
26. COMMITMENTS	48
27. CONTINGENCIES	49
28. EVENTS AFTER THE REPORTING DATE	50

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The annual audited consolidated financial statements (the “Annual Financial Statements”), the notes thereto, and other financial information contained in the accompanying Management’s Discussion and Analysis (“MD&A”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Prophecy Development Corp. The financial information presented elsewhere in the MD&A is consistent with the data that is contained in the Annual Financial Statements. The Annual Financial Statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the Annual Financial Statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ethics and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Board who approve the Annual Financial Statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits and the adequacy of the system of internal controls, and to review financial reporting issues.

The external auditors, Davidson & Company LLP, have been appointed by the Company’s shareholders to render their opinion on the Annual Financial Statements and their report is included herein.

“John Lee”	“Irina Plavutska”
--------------------------------------	-----------------------------------------
John Lee, Interim Chief Executive Officer	Irina Plavutska, Chief Financial Officer
Vancouver, British Columbia

August 24, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Prophecy Development Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Prophecy Development Corp. (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2016 and 2015, the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2016 and 2015 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Entity as at December 31, 2016 and 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional
Accountants

August 24, 2018

PROPHECY DEVELOPMENT CORP.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at		December 31,
	Notes	2016	2015
Assets
Current assets
Cash	9	$21,648	$33,542
Receivables	10	91,565	400,289
Prepaid expenses	11	200,526	203,258
Available-for-sale investment	12	176,000	-
		489,739	637,089
Non-current assets
Restricted cash equivalents	9	-	34,500
Reclamation deposits		21,055	27,554
Property and equipment	13	917,607	1,307,483
Mineral properties	14	26,399,708	25,296,210
		$27,828,109	$27,302,836
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	15	$2,658,018	$2,637,557
Credit facilities	16	1,071,560	1,889,462
		3,729,578	4,527,019
Non-current liabilities
Provision for closure and reclamation	17	242,347	208,993
Tax provision	27	7,060,691	7,287,855
		11,032,616	12,023,867
Equity
Share capital	19	156,529,025	153,281,631
Reserves		21,482,133	21,205,698
Deficit		(161,215,665)	(159,208,360)
		16,795,493	15,278,969
		$27,828,109	$27,302,836

Approved on behalf of the Board:
"John Lee"	"Greg Hall"
John Lee, Director	Greg Hall, Director

Nature of operations and going concern (Note 1)
Commitment (Note 26)
Contingencies (Note 27)
Events after the reporting date (Note 28)

See accompanying notes to the consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

		Year Ended December 31,
	Notes	2016	2015
General and Administrative Expenses
Advertising and promotion		$50,125	$151,301
Consulting and management fees		215,438	299,804
Depreciation and accretion		65,175	128,448
Director fees		63,240	94,002
Insurance		55,756	81,620
Office and administration		119,595	137,834
Professional fees		122,230	225,977
Salaries and benefits		256,020	366,786
Share-based payments	19	197,889	596,260
Stock exchange and shareholder services		107,045	161,466
Travel and accommodation		81,974	150,112
		(1,334,487)	(2,393,610)
Other Items
Costs in excess of recovered coal		(290,736)	(1,600,978)
Finance cost	16	(317,056)	-
Foreign exchange (loss)/gain		6,185	(1,463,185)
Gain on sale of available-for-sale investment	12	59,698	-
Interest expense	16	(258,640)	(192,349)
Impairment of inventory	13	-	(920,694)
Impairment of receivables and prepaids	10,11	-	(1,152,217)
Loss on sale of equipment	13	(67,348)	(99,498)
Recovery on mineral property sale	14	195,079	-
		(672,818)	(5,428,921)
Net Loss for Year		(2,007,305)	(7,822,531)
Comprehensive Loss for Year		$(2,007,305)	(7,822,531)
Loss Per Common Share, basic and diluted		$(0.05)	$(0.25)

Weighted Average Number of Common Shares Outstanding		42,120,040	31,615,280

See accompanying notes to the consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Numbers	Share
	of shares	Capital	Reserves	Deficit	Total
December 31, 2014	25,187,933	$147,947,292	$20,502,885	$(151,385,829)	$17,064,348
Shares issued for acquisition, net of share issue costs	6,000,000	3,900,000	-	-	3,900,000
Private placements, net of share issue costs	1,737,000	782,532	5,468		788,000
Debt Settlement	1,349,810	651,807	-	-	651,807
Share-based payments	-	-	697,345	-	697,345
Loss for the year	-	-	-	(7,822,531)	(7,822,531)
December 31, 2015	34,274,743	$153,281,631	$21,205,698	$(159,208,360)	$15,278,969
December 31, 2015	34,274,743	$153,281,631	$21,205,698	$(159,208,360)	$15,278,969
Private placements, net of share issue costs	2,827,350	942,746	10,183	-	952,929
Debt Settlement	10,974,437	2,304,648	-	-	2,304,648
Share-based payments	-	-	266,252	-	266,252
Loss for the year	-	-	-	(2,007,305)	(2,007,305)
December 31, 2016	48,076,530	$156,529,025	$21,482,133	$(161,215,665)	$16,795,493

See accompanying notes to the consolidated financial statements

PROPHECY DEVELOPMENT CORP.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year Ended December 31,
	2016	2015
Operating Activities
Net loss for year	$(2,007,305)	$(7,822,531)
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion	343,551	962,409
Share-based payments	197,889	596,260
Gain on sale of available-for-sale investment	(59,698)	-
Impairment of inventory	-	920,694
Impairment of receivables and prepaids	-	1,152,217
Finance cost	317,056	-
Interest costs	258,640	192,349
Loss on sale of equipment	67,348	99,498
Recovery on mineral property sale	(195,079)	-
	(1,077,598)	(3,899,104)
Working capital adjustments
Receivables	308,724	(506,879)
Prepaid expenses and reclamation deposits	9,231	220,631
Inventory	-	578,537
Accounts payable and accrued liabilities and tax provision	306,043	1,210,856
	623,998	1,503,145
Cash Used in Operating Activities	(453,600)	(2,395,959)
Investing Activities
Acquisition of Apogee Subsidiaries, net of cash acquired (Note 7)	-	(237,224)
Cash received from GIC redemption	34,500	-
Disposition of property and equipment	-	(33,858)
Proceeds from sale of property and equipment	12,331	2,924,982
Mineral property expenditures	(712,901)	(1,483,334)
Proceeds from sale of available-for-sale investment	59,698	-
Cash Provided by (Used in) Investing Activities	(606,372)	1,170,566
Financing Activities
Credit facilities paid	(234,714)	(1,089,430)
Funds borrowed under credit facility	341,116	1,500,000
Interest paid	(11,253)	(140,629)
Proceeds from share issuance, net of share issue costs	952,929	788,000
Cash Provided by Financing Activities	1,048,078	1,057,941

Net Decrease in cash	(11,894)	(167,452)
Cash - beginning of year	33,542	200,994
Cash - end of year	$21,648	$33,542

Supplemental cash flow information (Note 25)

See accompanying notes to the consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Prophecy Development Corp. (“Prophecy” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada and is engaged in exploring and developing mining properties and energy projects in Bolivia, Mongolia, and Canada. The Company’s principal assets are its 100% interest in mining licenses in the Ulaan Ovoo property and Chandgana properties in Mongolia and in the Pulacayo Project in Bolivia.

The Company maintains its registered and records office at #1610 – 409 Granville Street, Vancouver, B.C., Canada, V6C 1T2.

During the year ended December 31, 2016, the Company completed a consolidation of its issued and outstanding shares on a basis of 100:1 (Note 19).

These consolidated audited annual financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company incurred a net loss of $2 million for the year ended December 31, 2016 (December 31, 2015 - $7.8 million) and has a deficit of $161.2 million (December 31, 2015 - $159.2 million).

The business of mineral exploration involves a high degree of risk and there can be no assurance that the Company’s current operations, including exploration programs, will result in profitable mining operations. The recoverability of the carrying value of mineral properties, and property and equipment interests and the Company’s continued on going existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to raise additional sources of funding, and/or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis. Additionally, the current capital markets and general economic conditions are significant obstacles to raising the required funds. These conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

The Company is actively seeking additional sources of funding, which may not be available at favourable terms, if at all. They include: equity and debt financings; coal sales; equity, debt or property level joint ventures with power project and coal property developers; and sales of interests in existing assets. Because of the Company’s need to conserve cash, all discretionary spending and exploration spending has been placed on hold.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern that these uncertainties are material and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and discharge its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. These adjustments could be material.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION

(a) Statement of compliance

These Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards, (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgments and estimates have been made in preparing these Annual Financial Statements and their effect are disclosed in Note 5.

These Annual Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale and fair value through profit or loss (“FVTPL”), which are stated at their fair values. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The accounting policies set out in Note 6 have been applied consistently by the Company and its subsidiaries to all years presented.

(b) Approval of the financial statements

The Annual Consolidated Financial Statements were approved and authorized for issue by the Board of Directors on August 24, 2018.

(c) Functional Currency

The presentation currency is the Canadian dollar and the functional currency of the Company and its subsidiaries is the Canadian dollar, as this is the principal currency of the economic environment in which it operates.

3.	BASIS OF CONSOLIDATION

(a) Subsidiaries

The Annual Financial Statements comprise the financial statements of the Company and its wholly owned and partially-owned subsidiaries as at December 31, 2016. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Effects of transactions between related companies are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company. Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

3.	BASIS OF CONSOLIDATION (cont’d...)

The Company’s the most significant subsidiaries at December 31, 2016 are presented in the following table:

		Ownership	Operations and
Subsidiary	Location	Interest	Project Owned
0912601 B.C. Ltd.	Canada	100%	Titan property
Chandgana Coal LLC	Mongolia	100%	Chandgana properties
Prophecy Power Generation LLC	Mongolia	100%	Power plant project
Red Hill Mongolia LLC	Mongolia	100%	Ulaan Ovoo mine
Apogee Minerals Bolivia S. A.	Bolivia	98%	Pulacayo project
ASC Holdings Limited	Bolivia	100%	Pulacayo project

4.	CHANGES IN ACCOUNTING POLICIES

The following standards have been published and are mandatory for the Company’s annual accounting periods no earlier than January 1, 2018:

•

IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

•

IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

•

IFRS 16 Leases ("IFRS 16") - IFRS 16 replaces IAS 17 and applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company plans to apply IFRS 16 at the date it becomes effective.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its annual consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

5.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of a company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

5.1 Significant Judgments

The significant judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainties (Annual financial statements 5.1.2), that have the most significant effect on the amounts recognized in the Annual Financial Statements include, but are not limited to:

(a)	Functional currency determination

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(b)	Operating levels intended by management and valuation of property and equipment

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of the related mineral property and proceeds from coal sales are offset against capitalized costs. Depletion of capitalized costs for a mineral property begins when operating levels intended by management have been reached. Management considers several factors in determining when a mineral property has reached the operating levels intended by management. The results of operations of the Company during the year ended December 31, 2016, presented in these Annual Financial Statements, have been impacted by management’s determination that its Ulaan Ovoo mineral property, classified within property and equipment on the statement of financial position, did not reach the operating levels intended by management. The Company is unable to determine with certainty the extent of project changes and operational modifications that would be required to more fully realize on the potential value of the existing coal resources (Note 13).

(c)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping, prefeasibility and feasibility studies, assessable facilities, existing permits and life of mine plans.

Management has determined that during the year ended December 31, 2016, none of the Company’s projects have reached technical feasibility and commercial viability and therefore remain within Mineral Properties on the Statement of Financial Position.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

5.        SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d...)

5.1 Significant Judgments (cont’d...)

(d)	Impairment assessment of deferred exploration interests

The Company considers both external and internal sources of information in assessing whether there are any indications that mineral property interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interest. Internal sources of information the Company considers include the manner in which mineral properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

The outcome of ongoing exploration and evaluation, and therefore whether the carrying value of mineral properties will ultimately be recovered, is inherently uncertain. Management has assessed the value of the deferred exploration expenditure, and in their opinion, at December 31, 2016, no further impairment is necessary.

5.2 Estimates and Assumptions

The Company bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a) Mineral reserves

The recoverability of the carrying value of the exploration and evaluation assets and mineral properties is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest;

(b) Depreciation

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c) Impairment

The carrying value of property and equipment is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets) (“CGUs”) for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

5.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d...)

5.2 Estimates and Assumptions (cont’d…)

(d) Inventories

Coal stockpiles are valued at the lower of production cost and net realizable value. The costs of inventories are determined on a weighted average basis. Production cost includes direct and indirect labour, operating materials and supplies, transportation costs, and an applicable portion of operating overhead. Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location.

Stockpile tonnages are verified by surveys. The allocation of costs to stockpiles and in-process inventories and the determination of net realizable value involve the use of estimates. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories. During the year ended December 31, 2015, the Company recorded an impairment on inventory in the amount of $920,694. As there were no benchmark or market changes during the year ended December 31, 2016, the impaired value of $nil for inventory remains unchanged.

(e) Allowance for doubtful accounts, and the recoverability of receivables and prepaid expense amounts.

Significant estimates are involved in the determination of recoverability of receivables and no assurance can be given that actual proceeds will not differ significantly from current estimations. Similarly, significant estimates are involved in the determination of the recoverability of services and/or goods related to the prepaid expense amounts, and actual results could differ significantly from current estimations.

Management has made significant assumptions about the recoverability of Mongolian and Bolivian VAT receivable. Management uses all relevant facts available, such as the development of VAT policies in Mongolia and Bolivia, past collectability, and the general economic environment of jurisdictions to determine if the VAT is impaired. During the year ended December 31, 2015, the Company recorded an impairment on VAT receivable in the amount of $785,505 (Note 10). As there were no benchmark or market changes to the relevant facts above during the year ended December 31, 2016, the impaired value of $nil for VAT remains unchanged.

(f) Provision for closure and reclamation

The Company assesses its mineral properties’ rehabilitation provision at each reporting date or when new material information becomes available. Exploration, development and mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation obligations requires management to make estimates of the future costs that the Company will incur to complete the reclamation work required to comply with existing laws and regulations at each location. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

5.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d...)

5.2 Estimates and Assumptions (cont’d...)

(g) Share-based payments

Management uses valuation techniques in measuring the fair value of share purchase options granted. The fair value is determined using the Black Scholes option pricing model which requires management to make certain estimates, judgement, and assumptions in relation to the expected life of the share purchase options and share purchase warrants, expected volatility, expected risk-free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Annual Financial Statements.

(h) Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the Annual Financial Statements.

(i) Deferred Tax Liability

Judgement is required to determine which types of arrangements are considered to be a tax on income in contrast to an operating cost. Judgement is also required in determining whether deferred tax liabilities are recognised in the statement of financial position. Deferred tax liabilities, including those arising from un-utilised tax gains, require management to assess the likelihood that the Company will generate sufficient taxable losses in future periods, in order to offset recognised deferred tax liabilities.

Assumptions about the generation of future taxable losses depend on management’s estimates of future cash flows. These estimates of future taxable losses are based on forecast cash flows from operations (which are impacted by production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable losses differ significantly from estimates, the ability of the Company to offset the net deferred tax liabilities recorded at the reporting date could be impacted.

(j) Fair value measurement

The Company measures financial instruments at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in Note 21. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, completes an asset acquisition (Note 7), or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

5.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d...)

5.2 Estimates and Assumptions (cont’d...)

(j) Fair value measurement (cont’d...)

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

6.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash equivalents

Cash equivalents consist of highly liquid, short-term investments with original maturities of three months or less when purchased and are readily convertible to known amounts of cash.

(b) Available-for-sale investments

Available-for-sale equity investments are recorded at fair value with unrealized gains and losses recorded in Other Comprehensive Income. Realized gains and losses are recorded in the consolidated statement of operations when investments are sold and are calculated using the weighted average carrying amount of securities sold.

(c) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If a financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations. Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

6.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

(d) Mineral properties

Mineral property assets consist of exploration and evaluation costs. Costs directly related to the exploration and evaluation of resource properties are capitalized to mineral properties once the legal rights to explore the resource properties are acquired or obtained. These costs include acquisition of rights to explore, license and application fees, topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling, and activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource. When the technical and commercial viability of a mineral resource have been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to property and equipment assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount. Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balances of the payments received are recorded as a gain on option or disposition of mineral property.

(i)	Title to mineral properties

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title, nor has the Company insured title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

(ii)	Realization of mineral property assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, and the attainment of successful production from properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into profitable producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore. The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

(iii)	Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

6.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

(d)	Mineral properties (cont’d...)

(iii)	Environmental (cont’d...)

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. Other than as disclosed in Note 17, the Company is not aware of any existing environmental issues related to any of its current or former properties that may result in material liability to the Company.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

(e)	Property and equipment

	(i)	Development

When economically viable reserves have been determined and the decision to proceed with development has been approved, the expenditures related to development and construction are capitalized as construction-in-progress and, in addition, any pre- commercial production is also capitalized, all of which is classified as a component of property and equipment.

During the development of a mine, prior to the commencement of production, costs incurred to remove overburden and other mine waste materials in order to access the resource body (“stripping costs”) are classified as a component of property and equipment, and are capitalized to the related property and depleted over the productive life of the mine using the unit-of-production method. During the production phase of a mine, stripping costs are accounted for as variable production costs and included in the cost of inventory produced during the period except for stripping costs incurred to provide access to reserves that will be produced in future periods and would not otherwise have been accessible, which are capitalized to the cost of mineral property interests and depleted on a unit-of-production method over the reserves that directly benefit from the stripping activity.

Road and bridges, classified within mine development and deferred exploration costs, are amortized on a declining balance basis at an annual rate of 20%.

	(ii)	Equipment

Equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

6.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

(e)	Property and equipment (cont’d...)

	(ii)	Equipment (cont’d...)

Depreciation of equipment is recorded on a declining-balance basis at the following annual rates:

Computer equipment	45%
Computer software	100%
Furniture and equipment	20%
Leasehold improvement	Straight line / 5 years
Mining equipment	20%
Vehicles	30%

When parts of major components of equipment have different useful lives, they are accounted for as a separate item of equipment.

The cost of major overhauls of part of equipment is recognized in the carrying amount of the item if is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

(f) Impairment of non-current assets and Cash Generating Units (“CGU”)

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU, where the recoverable amount of the CGU is the greater of the CGU’s fair value less costs to sell and its value in use to which the assets belong. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Each project or group of claims or licenses is treated as a CGU. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses, which can vary from actual. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

6.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

	(g)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds are available for a short-term from funds borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is also capitalized and deducted from the total capitalized borrowing cost. Where the funds used to finance a project are from part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

	(h)	Foreign currency translation

Transactions in currencies other than the functional currency are recorded at the prevailing exchange rates on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at the date of the consolidated statement of financial position. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.

Gains and losses arising from this translation are included in the determination of net loss for the year.

	(i)	Revenue recognition

The Company recognizes interest income on its cash on an accrual basis at the stated rates over the term to maturity.

Sales of coal are recognized when the risks and rewards of ownership pass to the customer and the price can be measured reliably. Sales contracts and revenue is recognized based on the terms of the contract. Revenue is measured at the fair value of the consideration received, excluding discounts and rebates. Royalties related to production are recorded in cost of sales.

Revenue from coal sales is credited against construction when generated during commissioning of the plant; to mineral properties or property and equipment when generated from pre- commercial production; and to operations when generated from commercial production. Revenues generated from incidental coal sales when the mine is on care and maintenance are recorded net of associated costs.

	(j)	Unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

6.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

	(k)	Inventories

Net realisable value tests are performed at each year end reporting date and represent the estimated future sales price of the product the entity expects to realise when the product is processed and sold, less estimated costs to complete production and bring the product to sale. This value is compared to the cost of producing coal, with the lower of the net realisable value or the cost being recorded.

Stockpile tonnages are verified by surveys.

	(l)	Share-based payments

The Company has a share purchase option plan that is described in Note 19. The Company accounts for share-based payments using a fair value based method with respect to all share- based payments to directors, officers, employees, and service providers. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or if such fair value is not reliably measurable, at the fair value of the equity instruments issued. The fair value is recognized as an expense or capitalized to mineral properties or property and equipment with a corresponding increase in option reserve. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of comprehensive income over the remaining vesting period.

Upon the exercise of the share purchase option, the consideration received and the related amount transferred from option reserve are recorded as share capital.

	(m)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options and warrants. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options and warrants. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

	(n)	Income taxes

The Company uses the asset and liability method to account for income taxes. Deferred income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax basis on the statement of financial position date. Deferred income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on deferred income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of deferred income tax assets recognized is limited to the amount of the benefit that is probable upon recovery.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

6.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

	(o)	Provision for closure and reclamation

The Company assesses its property, equipment and mineral property rehabilitation provision at each reporting date. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the rehabilitation liability and asset to which it relates if the initial estimate was originally recognized as part of an asset measured in accordance with IAS 16 Property, Plant and Equipment.

The Company records the present value of estimated costs of legal and constructive obligations required to restore operations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures; rehabilitating mineral properties; dismantling operating facilities; closure of plant and waste sites; and restoration, reclamation and vegetation of affected areas.

Present value is used where the effect of the time value of money is material. The related liability is adjusted each period for the unwinding of the discount rate and for changes in estimates, changes to the current market-based discount rate, and the amount or timing of the underlying cash flows needed to settle the obligation.

	(p)	Financial instruments

(i) Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held[ ]to[ ]maturity, available[ ]for[ ]sale, loans and receivables or at FVTPL. This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company’s cash and restricted cash equivalents are classified as FVTPL.

Available-for-sale: Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income and recognized in profit or loss.

The Company’s investments are classified as available-for-sale.

Loans and receivables: These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. The Company’s receivables are classified as loans and receivables.

Held-to-maturity investments: These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s Management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment. The Company does not have any held-to-maturity investments. The Company does not have any available-for-sale investments.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

6.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

(p)	Financial instruments (cont’d...)

(i) Financial assets (cont’d...)

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying

(ii) Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate method. The Company’s accounts payable and accrued liabilities, and line of credit facility are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive income. The Company has no financial liabilities classified as FVTPL.

Please refer to Note 21 for relevant fair value measurement disclosures.

7.	ACQUISITION

On January 2, 2015, the Company completed the acquisition of 100% of Apogee Silver Ltd.’s (“Apogee”) interest in ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, holds Apogee’s joint venture interest in the Pulacayo Paca silver-lead-zinc mining project in Bolivia (the “Pulacayo Project”)) and Apogee Minerals Bolivia S.A. (collectively, the “Apogee Subsidiaries”) by paying to Apogee $250,000 in cash and issuing to Apogee 6,000,000 Prophecy Common shares (the “Consideration Shares”). The Company also agreed, pursuant to the terms of the share purchase agreement it entered into with Apogee on November 3, 2014, as amended (the “Agreement”), to assume all liabilities of the Apogee Subsidiaries. Apogee agreed to forgive, waive and discharge the intercompany debt owing by Apogee Minerals Bolivia S.A. to Apogee pursuant to the terms of the Agreement.

The Consideration Shares have been deposited into escrow pursuant to an escrow agreement, which allows for the release of the Consideration Shares over time, when the Company’s Common shares trading on the Toronto Stock Exchange (the “TSX”) reach certain price levels or in the face of certain major triggering events. The escrow agreement also provides for a standstill on the voting of the Consideration Shares while they are held in escrow, and to not vote the

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

7.	ACQUISITION (cont’d…)

released Consideration Shares against the Company’s management so long as Prophecy continues to be engaged in its current business.

The acquisition of the Apogee Subsidiaries has been accounted for as an asset acquisition as their activities at the time of the acquisition consisted of mineral properties under care and maintenance. The consideration was allocated based on the fair value of the assets acquired and liabilities assumed.

The purchase price of $4,150,000 consists of the following:

Cash consideration	$250,000
Fair value of Consideration Shares	3,900,000
Purchase price	$4,150,000
The purchase price allocation is as follows:
Cash and cash equivalents	$12,776
Property & equipment	862,900
Mineral properties	9,652,598
Accounts payable	(6,378,274)
Net assets acquired	$4,150,000

8.	SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of Prophecy’s assets is as follows:

	December 31, 2016
	Canada	Mongolia	Bolivia	Total
Reclamation deposits	$-	$21,055	$-	$21,055
Property and equipment	22,816	329,912	564,879	917,607
Mineral properties	-	14,418,765	11,980,943	26,399,708
	$22,816	$14,769,732	$12,545,822	$27,338,370

	December 31, 2015
	Canada	Mongolia	Bolivia	Total
Reclamation deposits	$6,500	$21,054	$-	$27,554
Property and equipment	81,128	557,128	669,227	1,307,483
Mineral properties	-	14,180,807	11,115,403	25,296,210
	$87,628	$14,758,989	$11,784,630	$26,631,247

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

9.	CASH AND RESTRICTED CASH EQUIVALENTS

Cash and restricted cash equivalents of Prophecy are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties. The carrying amounts of cash and cash equivalents approximate fair value.

	December 31, 2016	December 31, 2015
Cash	$21,648	$33,542
Restricted Cash Equivalents	$-	$34,500

Restricted Cash Equivalents

As at December 31, 2015, a guaranteed investment certificate of $34,500 has been pledged as collateral for the Company’s credit card.

10.	RECEIVABLES

Trade receivables are non-interest-bearing and are generally on terms of 30 to 90 days. The Company anticipates full recovery of its outstanding trade and other receivables, net of any allowances.

	December 31, 2016	December 31, 2015
Input tax recoverable	$1,388	$8,233
Trade receivable	90,177	392,056
	$91,565	$400,289

During the year ended December 31, 2015 the Company determined that the Mongolian and Bolivian VAT receivable was not collectible and has recorded an impairment charge of $785,505 on the consolidated statement of operations and comprehensive loss. During the year ended December 31, 2015, the Company determined certain trade and other receivables were no longer recoverable and has recorded an impairment charge of $58,519 on the consolidated statement of operations and comprehensive loss.

11.	PREPAID EXPENSES

Prepaid expenses correspond to expenses paid during the year that relate to the subsequent year are as follows:

	December 31, 2016	December 31, 2015
General	57,681	14,982
Insurance	40,969	44,805
Capital expenses	-	48,364
Environmental and taxes	40,695	44,354
Transportation and fuel	23,863	3,969
Rent	37,318	46,784
	$200,526	$203,258

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

11.	PREPAID EXPENSES (cont’d...)

The Company anticipates full recovery of its outstanding prepaid expense amounts in the form of goods and services.

During the year ended December 31, 2015, the Company determined certain prepaid expenses were no longer recoverable and has recorded an impairment charge of $308,193 (2014 - $nil) on the consolidated statement of operations and comprehensive loss.

12.	AVAILABLE-FOR-SALE INVESTMENTS

Pursuant to the plan of arrangement and consolidation in share capital in the acquisition of Wellgreen Platinum Ltd. shares (“Wellgreen Platinum”) in June 2011, the Company acquired 22,500,000 and reserved 4,417,643 Wellgreen Platinum’s issued and outstanding common shares for distribution to option and warrant holders of the Company. Pursuant to the plan of arrangement each option and warrant holder of Prophecy Development as at June 9, 2011 will, upon the exercise of their Prophecy Development options and warrants, (“June 9, 2011 Options and Warrants”) receive 0.094758 of a Wellgreen Platinum common share, in addition to one common share of the Company for each whole option or warrant of the Company held and exercised. Any Wellgreen Platinum shares held in-trust, but not delivered, due to the expiry of unexercised June 9, 2011 Options and Warrants, shall be returned to the Company. During the year ended December 31, 2016, a total of 335,266 of remaining Wellgreen Platinum’s reserved held in-trust common shares were returned back to the Company due to the expiry of applicable June 9, 2011 Options and Warrants. The Company sold these released Wellgreen Platinum’s common shares for proceeds of $59,698 which was reflected on the consolidated statement of operations and comprehensive loss. At December 31, 2016, there were Nil reserved Wellgreen Platinum shares held in-trust.

On September 22, 2016, the Company sold its 60% interest in the Okeover copper-molybdenum project located in British Columbia to Lorraine Copper Corp. (“Lorraine”). Under the terms of the agreement, Lorraine issued 2,200,000 common shares of Lorraine (valued at $0.08/share) to Prophecy and assumed Prophecy’s $19,079 payment obligation to Eastfield Resources Ltd. under such parties’ existing joint venture agreement. The Lorraine shares are subject to a hold period of four months plus one day. The 2,200,000 common shares of Lorraine represented approximately 9.6% of the issued and outstanding common shares of Lorraine at the acquisition date. The investment in Lorraine of $176,000 is classified as available-for-sale and is measured at fair value with changes in fair value recognized in other comprehensive income.

Available-for-sale investments	December 31, 2016	December 31, 2015

Lorraine Copper Corp.	$176,000	$-
	$176,000	$-

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

13.        PROPERTY AND EQUIPMENT

	Computer	Furniture &		Computer	Leasehold	Mining
	Equipment	Equipment	Vehicles	Software	Improvements	Equipment	Total
Cost
Balance, December 31, 2014	$155,837	$373,217	$787,308	$197,813	$172,818	$6,248,390	$7,935,383
Additions	7,716	40,386	33,858	-	-	814,798	896,758
Disposals	(1,594)	(24,670)	(361,937)	-	-	(5,489,090)	(5,877,291)
Balance, December 31, 2015	$161,959	$388,933	$459,229	$197,813	$172,818	$1,574,098	$2,954,850
Accumulated depreciation
Balance, December 31, 2014	$115,210	$207,303	$478,015	$135,684	$125,653	$2,511,536	$3,573,401
Depreciation for year	21,641	40,723	89,028	62,129	9,433	703,823	926,777
Disposals	(939)	(17,159)	(236,698)	-	-	(2,598,015)	(2,852,811)
Balance, December 31, 2015	$135,912	$230,867	$330,345	$197,813	$135,086	$617,344	$1,647,367
Carrying amount
At December 31, 2014	$40,627	$165,914	$309,293	$62,129	$47,165	$3,736,854	$4,361,982
At December 31, 2015	$26,047	$158,066	$128,884	$-	$37,732	$956,754	$1,307,483

Cost
Balance, December 31, 2015	$161,959	$388,933	$459,229	$197,813	$172,818	$1,574,098	$2,954,850
Additions	-	-	-	-	-	-	-
Disposals	(61,738)	(109,720)	(5,375)	-	(172,818)	(39,353)	(389,004)
Balance, December 31, 2016	$100,221	$279,213	$453,854	$197,813	$-	$1,534,745	$2,565,846
Accumulated depreciation					-
Balance, December 31, 2015	$135,912	$230,867	$330,345	$197,813	$135,086	$617,344	$1,647,367
Depreciation for year	12,053	29,443	26,129	-	-	242,572	310,197
Disposals	(53,065)	(78,671)	(16,558)	-	(135,086)	(25,945)	(309,325)
Balance, December 31, 2016	$94,900	$181,639	$339,916	$197,813	$-	$833,971	$1,648,239
Carrying amount
At December 31, 2015	$26,047	$158,066	$128,884	$-	$37,732	$956,754	$1,307,483
At December 31, 2016	$5,321	$97,574	$113,938	$-	$-	$700,774	$917,607

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

13.	PROPERTY AND EQUIPMENT (cont’d...)

Ulaan Ovoo Property

In November 2005, Prophecy entered into a letter of intent with Ochir LLC that set out the terms to acquire a 100% interest in the Ulaan Ovoo property. The Ulaan Ovoo property is located in Selenge province, Mongolia. It is held by Ochir LLC under a transferable, 55-year mining license with a 45-year option for extension granted by the Government of Mongolia. The purchase price for the 100% interest, together with all equipment, buildings, and other facilities assembled and constructed at the property, was US$9,600,000. Under the terms of the agreement, Ochir LLC retained a 2% net smelter return royalty (“NSR”).

In November 2006, Prophecy entered into an agreement with a private Mongolian corporation to purchase 100% title and interest in five mineral licenses including licenses that are contiguous and entirely surrounding the Ulaan Ovoo property. The aggregate purchase price for the licenses was US$400,000. Under the terms of the agreement the vendor retained a 2% NSR. A finder’s fee of 585,000 Common shares of Prophecy was issued to a third party on the acquisition.

In March 2010, Prophecy was granted an option to purchase a 2% NSR on the Ulaan Ovoo property from Dunview Services Ltd., a private British Virgin Islands company, with a cash payment of US$130,000 and issuance of 200,000 Common shares of Prophecy. In April 2010, Prophecy exercised the option and a total of $1,570,000 was capitalized as acquisition costs of the property.

On November 9, 2010, Prophecy received a mining permit from the Mongolian Ministry of Mineral Resources and Energy for the Ulaan Ovoo property. During the year ended December 31, 2010, Prophecy had reached technical feasibility, commenced development, and achieved some pre- commercial production, and accordingly reclassified mineral property costs to property and equipment.

Pre-commercial operations for the period from commencement in November 2010 until December 31, 2014, along with project exploration and development costs were capitalized to Ulaan Ovoo deferred exploration costs within property and equipment. Coal sales revenue and associated costs to deliver the coal have been recorded against deferred exploration, within property and equipment. The Ulaan Ovoo property ceased pre-commercial operations in June 2015 and remains on care and maintenance as at December 31, 2016.

In accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2014, the Company assessed the recoverable amount of the Ulaan Ovoo property, which consists of the deferred development costs and the mine equipment, which have both been identified as separate CGU’s. The Company determined the recoverable amount of the deferred development cost based on its expected value-in-use. As a result of the Company not meeting its production targets, as well as negative net cash flows realized from the Ulaan Ovoo property, there are no expected net cash flows from the project, resulting in a value in use of $nil. As there were no benchmark or market changes from January 1, 2015 to December 31, 2016, the impaired value of $nil for deferred development costs remains unchanged.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

13.	PROPERTY AND EQUIPMENT (cont’d...)

Ulaan Ovoo Property (cont’d...)

Mining Equipment

The recoverable amount of the mining equipment was determined as Fair Value Less Costs to Sell (“FVLCTS”) because the FVLCTS is considered to be the higher amount between Value-in- Use and FVLCTS, which is based upon the equipment’s estimated replacement cost, less a discount for costs to sell. Under the premise of continuous use, replacement cost is determined on the basis of the current market value of the assets if they are to be re-acquired and commissioned. Through an on-site inspection and technical analysis, a residual amount is determined which is used in calculating the estimated value.

Management’s estimate of the FVLCTS is classified as level 3 in the fair value hierarchy. At December 31, 2014, the recoverable amount of $3,736,854 was lower than the carrying value of the CGU and therefore the Company recorded an impairment charge of $3,475,009 against the value of the mining equipment.

During the year ended December 31, 2015, the Company sold most of its mining and transportation equipment at Ulaan Ovoo mine for net proceeds of $2,924,982 and recorded a loss on sale of equipment of $99,498 which was reflected on the consolidated statement of operations and comprehensive loss.

During the year ended December 31, 2016, the Company sold equipment with a book value of $79,679 for proceeds of $12,331 and recorded a loss of $67,348 on the sale.

Inventory

As at December 31, 2015, the Company determined inventory was impaired, because its production cost exceeded its net realizable value, and recorded an impairment charge of $920,694 on the consolidated statement of operations and comprehensive loss.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

14.	MINERAL PROPERTIES

	Chandgana Tal	Khavtgai Uul	Pulacayo	Total
Balance, December 31, 2014	$10,774,633	$2,935,887	$-	$13,710,520
Additions:
Acquisition cost (Note 7)	-	-	9,652,598	9,652,598
Deferred exploration costs:
Licenses, power plant application	201,391	192,799	267,142	661,331
Geological core and consulting	54,672	986	797,722	853,381
Personnel, camp and general	10,220	10,219	397,941	418,380
	266,283	204,004	1,462,805	1,933,092
Balance, December 31, 2015	$11,040,916	$3,139,891	$11,115,403	$25,296,210

Additions:
Acquisition cost	$-	$-	$-	$-
Deferred exploration costs:
Licenses, power plant application	93,505	89,184	4,970	187,659
Geological core and consulting	48,533	-	146,051	194,584
Personnel, camp and general	3,368	3,368	714,519	721,255
	145,406	92,552	865,540	1,103,498
Balance, December 31, 2016	$11,186,322	$3,232,443	$11,980,943	$26,399,708

Chandgana Tal Property, Mongolia

In March 2006, the Company acquired a 100% interest in the Chandgana Tal property, a coal exploration property consisting of two exploration licenses located in the northeast part of the Nyalga coal basin, approximately 290 kilometers east of Ulaanbaatar, Mongolia, by cash payment of US$400,000 and the issuance of 25,000 Common shares of the Company valued at $12 per Common share. A total of $814,334, which included a finder’s fee of 5,000 Common shares of the Company issued to a third party, was capitalized as acquisition costs of the Chandgana Tal property.

In March 2011, the Company obtained a mine permit from Ministry of Mineral Resources and Energy for the Chandgana Tal coal project.

Khavtgai Uul Property, Mongolia

In 2007, the Company acquired a 100% interest in the Chandgana Khavtgai property, a coal exploration property consisting of one license located in the northeast part of the Nyalga coal basin by cash payment of US$570,000. A total of $589,053 was capitalized as acquisition costs of the Chandgana Khavtgai property.

Pulacayo Property, Bolivia

The Pulacayo property, a silver-lead-zinc project located in southwestern Bolivia, was acquired on January 2, 2015 through the acquisition of 100% of Apogee’s interest in ASC Holdings Limited and ASC Bolivia LDC, which together, hold ASC Bolivia LDC Sucursal Bolivia (“ASC”), which in turn, holds a joint venture interest in the Pulacayo Project, by paying to Apogee $250,000 in cash and issuing to Apogee 6,000,000 Prophecy Common shares (see Note 7).

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

14.	MINERAL PROPERTIES (cont’d...)

Pulacayo Property, Bolivia (cont’d…)

ASC controls the mining rights to the Pulacayo Project through a joint venture agreement entered into between itself and the Pulacayo Ltda. Mining Cooperative on July 30, 2002 (the “ASC Joint Venture”). The ASC Joint Venture has a term of 23 years which commenced the day the ASC Joint Venture was entered into. Pursuant to the ASC Joint Venture, ASC is committed to pay monthly rent of US$1,000 to the state-owned Mining Corporation of Bolivia, COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production. COMIBOL retained a 2.5% NSR and the Pulacayo Ltda. Mining Cooperative retained a 1.5% NSR. The Pulacayo Ltda. Mining Cooperative holds the mining rights through a lease agreement entered into with COMIBOL.

Impaired Properties

Titan Property, Ontario, Canada

The Company has an 80% interest in the Titan property, a vanadium-titanium-iron project located in Ontario, Canada.

At December 31, 2014, due to market conditions and the difficulty to raise additional financing, as well as Prophecy’s inactivity on the Titan property in recent years, the Company impaired the value of $760,882 to $nil. Prophecy continues to retain its 80% interest and management will continue to evaluate appropriate financing and strategic alternatives to move the project forward. Subsequent to year end, the Company has acquired the remaining 20% title interest in Titan property (Note 28).

Okeover Property, British Columbia, Canada

The Company had a 60% interest in the Okeover property, a copper-molybdenum project in the Vancouver Mining Division of southwestern British Columbia, Canada.

At December 31, 2014, due to market conditions and the difficulty to raise additional financing, as well as Prophecy’s inactivity on the Okeover property in recent years, the Company impaired the value to $nil.

On September 22, 2016, the Company sold its 60% interest in the Okeover property to Lorraine Copper Corp. (“Lorraine”). Under the terms of the agreement, Lorraine issued 2,200,000 common shares of Lorraine (valued at $0.08/share) to Prophecy and assumed Prophecy’s $19,079 payment obligation to Eastfield Resources Ltd. under such parties’ existing joint venture agreement. Prophecy will additionally be entitled to receive 30% of any payments or proceeds resulting from third party agreements related to the project entered into within five years, which payments shall be limited to a maximum amount payable to Prophecy, of $1,000,000. Upon completion of the sale, the Company recorded a mineral property recovery of $195,079 in the statement of operations and comprehensive loss.

15.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

15.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (cont’d…)

	December 31, 2016	December 31, 2015
Trade accounts payable	$2,224,134	$2,533,557
Accrued liabilities	433,884	104,000
	$2,658,018	$2,637,557

16.	CREDIT FACILITIES

In October 2013, Prophecy’s wholly-owned Mongolian subsidiary, Red Hill Mongolia LLC (“Red Hill”) arranged a line of credit for US$1,500,000 (“LOC”) with the Trade and Development Bank to meet interim working capital requirements. The LOC had a 1.5 year term, with the option of extending it, and bears interest at 15% per annum and a commitment rate of 2% per annum payable monthly. Pursuant to the LOC agreement, Red Hill was scheduled to pay a fixed amount of US$125,000 monthly against the principal starting May 2014. The credit facility is collateralized by certain equipment and certain mineral and exploration licenses.

On June 30, 2014, Red Hill amended the LOC agreement by extending the maturity date to August 2015 and changing the fixed monthly payment against principal to US$100,000. On September 23, 2015, Red Hill again amended the LOC agreement by extending the maturity date to January 2016 and changing the interest to 17.4% per annum and the fixed monthly payment against principal to US$47,500.

On May 4, 2016, the Company fully repaid and closed out the LOC and has been provided with a release/discharge of pledges. As at December 31, 2016, the outstanding balance of the LOC was $Nil (December 31, 2015 - $198,787). For the year ended December 31, 2016, Red Hill recorded an interest expense of $11,253 (December 31, 2015 - $130,492) and interest paid of $11,253 (December 31, 2015 - $140,629).

In order to meet interim working capital requirements to fund the Company’s business operations and financial commitments, the Company arranged a revolving credit facility with Linx Partners Ltd. (“Linx”), a private company wholly-owned and controlled by John Lee, Director, CEO and Executive Chairman of the Company by entering into an agreement dated March 12, 2015 (the “Credit Facility”).

The Credit Facility had a maximum principal amount available for advance of $1.5 million, a two year term (formerly one year, but amended on May 5, 2015 and approved by the TSX) with an option to extend it for any number of subsequent one-year terms and bears an interest at a rate of 1.5% per month with unpaid amounts accruing interest on the same terms.

On February 24, 2016, the Company entered into an agreement (the “Second Amendment”) to increase and amend the Credit Facility. The previous maximum principal amount of $1.5 million has been increased with the Second Amendment to $2.5 million. A 5% “drawdown” fee will be applicable to amounts advanced over and above the original and outstanding $1.5 million advanced under the Credit Facility, at the time of advance. In consideration of a bonus of $300,000 (the “Bonus”), Linx has agreed to postpone any repayments due under the Credit Facility, until the earlier of October 1, 2016, or such time as the Company is in a reasonable financial position to repay all or a portion of the amounts owing, and remove the requirement for the Company to pay any 20% penalties as a result of any future failure to repay any amounts when due under the terms of the Credit Facility.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

16.	CREDIT FACILITIES (cont’d...)

Including the interest on the Bonus and “drawdown” fee, which also bears an interest at a rate of 1.5% per month with unpaid amounts accruing interest on the same terms, the Credit Facility, carries an effective annual interest rate of 36.3%. The “drawdown” fee, Bonus and all interest payable will be accrued and added to the maximum principal amount as they are incurred.

On March 30, 2016, the Company entered into a Debt Settlement Agreement with Linx and Mr. Lee pursuant to which, the Company agreed, subject to TSX and shareholder approval, which was obtained at the Annual General Meeting on June 2, 2016 to issue 7,500,000 units to Mr. Lee, in satisfaction of $1,500,000 of indebtedness owed by the Company to Linx under the Credit Facility. Each unit consists of one Common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of five years from the date of issuance.

On October 28, 2016, the Company paid $35,000 toward the Credit Facility. As at December 31, 2016, the outstanding balance of the Credit Facility was $1,071,560 including interest payable of $448,388. For the year ended December 31, 2016, the Company recorded an interest expense of $258,640 and finance cost of $317,056 which included the Bonus of $300,000 and draw-down fees of $17,056.

Subsequent to year end, the Company issued 3,000,000 Shares to Linx in satisfaction of $900,000 of indebtedness owing by the Company under the Credit Facility. Linx also has agreed for a nominal consideration of $1, to accrue and postpone the repayment of any principal, interest and fees due until the earlier of October 1, 2017, or such time as the Company is in a reasonable financial position to repay all or a portion of the amounts owing (Note 28).

17.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s closure and reclamation costs consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Ulaan Ovoo site upon completion of mining activity. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist.

It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a risk-free interest rate of 1.06% and a risk premium of 7% in preparing the Company’s provision for closure and reclamation. Although the ultimate amount of reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $440,000 over the next 8 years. The cash expenditures are expected to occur over a period of time extending several years after the projected mine closure of the mineral properties.

	December 31, 2016	December 31, 2015
Balance, beginning of year	$208,993	$173,363
Accretion	33,354	35,630
Balance, end of year	$242,347	$208,993

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

18.	TAX PROVISION

Prophecy’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities, and those adjustments may be material to the Company’s financial position and results of operations. A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2016	2015
Earnings (loss) for the year	$(2,007,305)	$(7,822,531)
Expected income tax (recovery)	$(522,000)	$(2,034,000)
Change in statutory, foreign tax, foreign exchange rates and other	(1,575,000)	59,000
Permanent Difference	1,869,000	1,470,000
Share issue cost	(87,000)	(5,000)
Adjustment to prior years provision versus statutory
tax returns and expiry of non-capital losses	(34,000)	(1,658,000)
Change in unrecognized deductible temporary differences	349,000	2,168,000
Total income tax expense (recovery)	$-	$-

Significant components of deductible and taxable temporary differences, unused tax losses and unused tax credits that have not been included on the consolidated statements of financial position are as follows:

	2016	Expiry dates	2015	Expiry dates
Share issue costs	$422,000	2037 to 2040	$399,000	2036 to 2039
Allowable Capital losses	$6,549,000	No expiry	$6,549,000	No expiry
Non-Capital losses	$18,524,000	2030 to 2036	$16,658,000	2030 to 2035
Property and equipment	$422,000	No expiry	$1,067,000	No expiry
Exploration and evaluation assets	$5,017,000	No expiry	$5,016,000	No expiry
Investment tax credits	$23,000	2029	$23,000	2029
Asset retirement obligation	$242,000	No expiry	$209,000	No expiry

19.	SHARE CAPITAL

	(a)	Authorized

The authorized share capital consists of an unlimited number of common shares without par value (the “Shares”). There are no authorized preferred shares. At December 31, 2016, the Company had 48,076,530 (December 31, 2015 – 34,274,743) Shares issued and outstanding.

On June 7, 2016, the Company completed a consolidation of its issued and outstanding common shares on the basis of 100 pre-consolidation common shares, options and warrants to one (1) post consolidation common share, option and warrant (the “Share Consolidation”). Prior to the Share Consolidation, the Company had 368,521,550 Shares issued and outstanding. Following the Share Consolidation, the Company had 3,685,222 Shares issued and outstanding. The Share Consolidation has been presented throughout the consolidated financial statements retroactively.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

19.	SHARE CAPITAL (cont’d...)

	(a)	Authorized (cont’d...)

Subsequent to the year end, on August 8, 2018, the Company completed a Share split the basis of ten (10) new Shares for every one (1) old Share outstanding (the “Split”). As required by IAS 33, Earnings Per Share, all information with respect to the number of Shares and issuance prices for the time periods prior to the Split was restated to reflect the Split.

The exercise price and the number of common shares issuable under any of the Company’s outstanding warrants and stock options have been proportionately adjusted to reflect the Share Consolidation in accordance with their respective terms thereof. No fractional common shares were issued pursuant to the consolidation, and any fractional common shares that would otherwise be issued were round down to the nearest whole number.

	(b)	Equity issuances

During the year ended December 31, 2016, Prophecy had the following Share capital transactions:

On January 25, 2016, the Company closed a non-brokered private placement (the “First Placement”) involving the issuance of 800,000 units at a price of $0.25 per unit. Each unit consists of one Share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of five years from the date of issuance. The Company paid in cash, finder’s fees totaling $14,000 and issued 56,000 finder’s share purchase warrants which are exercisable at a price of $0.40 for a period of two years from the closing of the First Placement. The finder’s warrants have been valued at $10,183 based upon the Black-Scholes option pricing model with the following assumptions: (1) a risk-free interest rate of 0.46%; (2) warrant expected life of two years; (3) expected volatility of 134% and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s warrants as share issuance costs.

On June 6, 2016, the Company issued 7,500,000 units at a value of $2.00 to Mr. John Lee, in satisfaction of $1,500,000 of indebtedness owed by the Company to Linx under the Credit Facility. Each unit consists of one Share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of five years from the date of issuance.

During the year ended December 31, 2016, the Company entered into settlement and release agreements with certain of its directors, officers, employees and consultants to settle various debts owing to them. Pursuant to the terms of those settlement and release agreements, the Company issued in summary 3,474,437 Shares to those directors, officers, employees and consultants as follows:

Settlement Date	Number of Shares	Value

January 13, 2016	613,850	$0.30
January 25, 2016	132,064	$0.25
February 29, 2016	736,453	$0.20
March 4, 2016	30,000	$0.20
April 18, 2016	265,110	$0.15
June 2, 2016	1,228,210	$0.20
November 16, 2016	468,750	$0.32
	3,474,437

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

19.	SHARE CAPITAL (cont’d...)

	(b)	Equity issuances (cont’d…)

On August 29, 2016, the Company closed a non-brokered private placement (the “Second Placement”) involving the issuance of 2,027,350 units at a price of $0.38 per unit. Each unit consists of one Share and one half share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional Share at a price of $0.44 per Share for a period of five years from the date of issuance. The warrants will be subject to the following acceleration conditions:

(i)	in the event that the closing price of the Shares trading on the TSX exceeds $0.88 per Share; or

(ii)

the closing spot price of silver as quoted by KITCO Metals Inc. exceeds USD$28.00 per ounce, in either instance, for a period of over 28 consecutive calendar days, at Prophecy’s election, the exercise period may be reduced in which case, Warrant holders will only be entitled to exercise their Warrants for a period of 30 days from the date the Company either disseminates a press release or sends written notice to the Warrant holders advising them of the reduced and accelerated exercise period after which, the Warrants will expire.

The Company paid in cash, total finder’s fees of $3,464 in connection with the Second Placement.

During the year ended December 31, 2015, Prophecy had the following Share capital transactions:

On January 2, 2015, the Company issued 6,000,000 Shares in relation with Apogee Subsidiaries acquisition (Note 7).

On June 22, 2015 the Company issued 75,780 Shares at a value of $0.50 per Share as a partial payment for outstanding severance owing by the Company to certain of its consultants located in Bolivia to settle various historical debts owing to them when Prophecy acquired the Apogee Subsidiaries.

On June 24, 2015, the Company issued 1,147,680 units (“Debt Settlement Units”) as payment for outstanding debt owing by the Company to some of the Company’s directors, officers, employees and consultants at a value of $0.50 per Debt Settlement Unit. Each Debt Settlement Unit is comprised of one Share of the Company and one share purchase warrant of the Company entitling the holder thereof to purchase, upon exercise, one additional Share at a price of $0.60 per Share until June 24, 2017. This unit issue was approved at the Company’s Annual General Meeting on June 24, 2015.

On July 27, 2015, the Company issued 33,950 Shares at a value of $0.50 per Share as a partial payment for outstanding severance owing by the Company to certain of its consultants located in Bolivia to settle various historical debts owing to them when Prophecy acquired the Apogee Subsidiaries.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

19.	SHARE CAPITAL (cont’d...)

	(b)	Equity issuances (cont’d…)

On September 30, 2015, the Company closed a non-brokered private placement (the “Placement”) involving the issuance of 1,112,000 units (each a “Placement Unit”) at a price of $0.50 per Placement Unit. Each Placement Unit consists of one Share in the capital of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional Common share at a price of $0.70 per Share for a period of five years from the date of issuance. The Placement raised gross proceeds of $556,000. The Company paid in cash, total finder’s fees of $7,500 in connection with the Placement.

On December 18, 2015 the Company closed a non-brokered private placement (the “New Placement”) involving the issuance of 625,000 units (each a “New Unit”) at a price of $0.40 per New Unit. Each New Unit under the New Placement consists of one Share in the capital of the Company and one Warrant. Each Warrant entitles the holder to acquire an additional Share at a price of $0.70 per Common share for a period of five years from the date of issuance. New Placement raised gross proceeds of $250,000.

In connection with the New Placement, the Company paid finder’s fees in cash of $10,500 equal to 7% of the subscription proceeds raised by the finder and issued 26,250 share purchase warrants equal to 7% of the number of New Units sold to subscribers introduced by the finder. Each finder’s warrant entitles the holder to purchase one Share at a price of $0.70 expiring on November 13, 2017.

The finder’s warrants have been valued at $5,468 based upon the Black-Scholes option pricing model with the following assumptions: (1) a risk-free interest rate of 0.5%; (2) warrant expected life of two years; (3) expected volatility of 126% and (4) dividend yield of nil. The Company has recorded the fair value of the Finder’s Warrants as share issuance costs.

On December 22, 2015 the Company issued 92,400 Shares at a value of $0.25 per Share as a partial payment for outstanding consulting fee and bonus owing by the Company to certain of its consultants located in Bolivia.

	(c)	Share-based compensation plan

The Company has a share-based compensation plan (“Share-Based Compensation Plan”) in place which provides for the granting of stock options, bonus shares and stock appreciation rights which was approved by the Company’s disinterested shareholders on June 2, 2016. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the Share-Based Compensation Plan will be issued under, and governed by, the terms and conditions of the Share-Based Compensation Plan.

Subject to the adjustment provisions provided for in the Share-Based Compensation Plan and the applicable rules of the TSX, the aggregate number of common shares issuable under the Share-Based Compensation Plan, plus the aggregate number of common shares issuable pursuant to the exercise of outstanding stock options granted under the 2014 Share- Based Compensation Plan, must not exceed 8,817,410. The stock option vesting terms are determined by the Board of Directors on grant with a maximum allowable stock option life of 10 years.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

19.	SHARE CAPITAL (cont’d...)

	(c)	Share-based compensation plan (cont’d…)

During the year ended December 31, 2016, the Company granted 1,600,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at a price of $0.20 per Share for a term of five years expiring on June 2, 2021 and vest at 12.5% per quarter for the first two years following the date of grant.

During the year ended December 31, 2015, the Company granted 1,350,000 stock options to its directors, officers, employees and consultants with a weighted average exercise price of $0.50 and expire dates ranging from April 4, 2020 to June 22, 2020.

The following is a summary of the changes in Prophecy’s stock options from December 31, 2014 to December 31, 2016:

	Number of	Weighted Average
	Options	Exercise Price
Outstanding, December 31, 2014	2,656,380	$1.30
Granted	1,350,000	$0.50
Expired	(313,960)	$1.20
Cancelled	(255,000)	$0.60
Outstanding, December 31, 2015	3,437,420	$1.00
Granted	1,600,000	$0.20
Expired	(10,000)	$2.80
Cancelled	(40,000)	$0.61
Forfeited	(379,280)	$2.19
Outstanding, December 31, 2016	4,608,140	$0.64

As of December 31, 2016, the following Prophecy share purchase options were outstanding:

Exercise	Expiry	Options Outstanding		Exercisable	Unvested
Price	Date	December 31,		December 31,
		2016	2015	2016	2016
$0.20	June 2, 2021	1,600,000	-	466,000	1,134,000
$0.50	June 22, 2020	328,000	335,000	250,100	77,900
$0.50	April 7, 2020	905,000	920,000	765,856	139,144
$0.65	May 1, 2019	547,500	555,500	547,500	-
$0.80	January 9, 2019	-	10,000	-	-
$1.00	February 3, 2019	50,000	50,000	50,000	-
$1.05	January 27, 2019	515,000	515,000	515,000	-
$1.20	August 16, 2018	324,720	345,000	324,720	-
$1.30	July 22, 2018	25,000	25,000	25,000	-
$1.80	August 16, 2017	15,000	23,000	15,000	-
$1.80	September 24, 2017	37,500	37,500	37,500	-
$1.80	August 22, 2017	172,420	365,420	172,420	-
$2.50	June 1, 2017	1,000	1,000	1,000	-
$2.80	February 14, 2016	-	10,000	-	-
$2.80	June 18, 2017	87,000	245,000	87,000	-
		4,608,140	3,437,420	3,257,096	1,351,044

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

19.	SHARE CAPITAL (cont’d...)

	(c)	Share-based compensation plan (cont’d…)

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting periods. During the year ended December 31, 2016, the share-based payment expenses were calculated using the following weighted average assumptions:

	Year ended December 31
	2016	2015
Risk-free interest rate	1.20%	1.71%
Expected life of options in years	4.89 years	4.33 years
Expected volatility	131.45%	95.4%
Expected dividend yield	Nil	Nil
Weighted average fair value of options granted during the period	$0.23	$0.30

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

Share-based payments charged to operations and assets were allocated between deferred mineral properties, and general and administrative expenses. Share-based payments are allocated between being either capitalized to property and equipment where related to Ulaan Ovoo, to deferred exploration costs where related to other mineral properties, or expensed as general and administrative expenses where otherwise related to the general operations of the Company.

For the year ended December 31, 2016 and 2015, share-based payments were recorded as follows:

	Year Ended December
	2016	2015
Consolidated Statement of Operations
Share based payments	$197,889	$596,260
	197,889	596,260
Consolidated Statement of Financial Position
Chandgana Tal exploration and power plant application	21,429	35,214
Pulacayo exploration	46,934	43,906
Ulaan Ovoo exploration	-	21,965
	68,363	101,085
Total share-based payments	$266,252	$697,345

(d)	Share purchase warrants

During the year ended December 31, 2016, Prophecy had the following share purchase warrant transactions:

On January 25, 2016, the Company issued 800,000 share purchase warrants as a part of the First Placement exercisable at a price of $0.40 per Common share for a period of five year from the date of issuance (Note 19 (b)).

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

19.	SHARE CAPITAL (cont’d...)

	(d)	Share purchase warrants (cont’d...)

On January 25, 2016, the Company issued 56,000 share purchase finders warrants fee in connection with the First Placement at a price of $0.40 per Common share for a period of two years from the date of issuance (Note 19 (b)).

On June 2, 2016, the Company issued 7,500,000 share purchase warrants to Mr. John Lee, in connection with the partial settlement of the Credit Facility (Note 16). Each share purchase warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of five years from the date of issuance.

On August 29, 2016, the Company issued 1,013,670 share purchase warrants as a part of the Second Placement exercisable at a price of $0.44 per Share for a period of five years from the date of issuance (Note 19 (b)).

During the year ended December 31, 2015, Prophecy had the following share purchase warrant transactions:

On May 22, 2015 the Company issued 1,200,000 share purchase warrants, exercisable at a price of $0.50 per Share for a period of 5 years from the date of issuance, to the Company’s creditor, Linx Partners Ltd., which holds a general security interest over all of the Company's properties (Note 14) as a consideration for receiving his consent for the sale of mining equipment which belonged to the Company’s wholly-owned subsidiary Red Hill. The fair value of $333,811 of the share purchase warrants issued to Linx was included in share-based payments expense and determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 0.80%; (2) warrant expected life of five years; (3) expected volatility of 97%’ and (4) dividend yield of nil.

On June 24, 2015, the Company issued 1,147,680 share purchase warrants as a part of Debt Settlement Units exercisable at a price of $0.60 per Share for a period of two years from the date of issuance (Note 20 (b)).

On September 30, 2015, the Company issued 1,112,000 share purchase warrants as a part of the Placement exercisable at a price of $0.70 per Share for a period of five years from the date of issuance (Note 19 (b)).

On November 13, 2015, the Company issued 625,000 share purchase warrants as a part of the New Placement exercisable at a price of $0.70 per Common share for a period of five year from the date of issuance (Note 19 (b)).

On November 13, 2015, the Company issued 26,250 share purchase finders warrants fee in connection with the New Placement at a price of $0.70 per Common share for a period of two years from the date of issuance (Note 19 (b)).

The following is a summary of the changes in Prophecy’s share purchase warrants from December 31, 2014 to December 31, 2016:

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

19.	SHARE CAPITAL (cont’d...)

(d)	Share purchase warrants (cont’d...)

	Number	Weighted Average
	of Warrants	Exercise Price
Outstanding, December 31, 2014	1,576,660	$1.50
Issued	4,110,930	$0.60
Expired	(1,322,550)	$1.70
Outstanding, December 31, 2015	4,365,040	$0.60
Issued	9,369,670	$0.40
Expired	(254,110)	$1.00
Outstanding, December 31, 2016	13,480,600	$0.47

As of December 31, 2016, the following Prophecy share purchase warrants were outstanding:

Exercise price	Number of Warrants		Expiry date
		December 31,
	2016	2015
$1.00	-	254,100	June 19, 2016
$0.70	1,112,000	1,112,000	September 30, 2020
$0.70	625,000	625,000	November 13, 2020
$0.70	26,250	26,250	November 13, 2017
$0.60	1,147,680	1,147,680	June 24, 2017
$0.50	1,200,000	1,200,000	May 22, 2020
$0.44	1,013,670	-	August 29, 2021
$0.40	800,000	-	January 25, 2021
$0.40	56,000	-	January 25, 2018
$0.40	7,500,000	-	June 2, 2021
	13,480,600	4,365,030

20.	CAPITAL RISK MANAGEMENT

Management considers its capital structure to consist of share capital, share purchase options and warrants. Prophecy manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative returns on capital criteria for management. In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors. The annual and updated budgets are approved by the Board of Directors.

The properties, to which the Company currently has an interest in, are in the development and exploration stage; as such, Prophecy is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, Prophecy will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the year ended December 31, 2016. Neither Prophecy nor its subsidiaries are subject to externally imposed capital requirements.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

21.	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value

Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Prophecy utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth Prophecy’s financial assets measured at fair value by level within the fair value hierarchy:

As at December 31, 2016	Level 1	Level 2	Level 3	Total
Financial assets
Cash	$21,648	$-	$-	$21,648
	$21,648	$-	$-	$21,648

As at December 31, 2015	Level 1	Level 2	Level 3	Total
Financial assets
Cash	$33,542	$-	$-	$33,542
Restricted cash equivalents	34,500	-	-	34,500
	$68,042	$-	$-	$68,042

The Company considers that the carrying amount of all its financial assets and financial liabilities measure at amortized cost approximates their fair value due to their short term nature. The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the year ended December 31, 2016.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

21.	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (cont’d…) Categories of financial instruments

The Company’s financial assets and financial liabilities are categorized as follows:

	December 31, 2016	December 31, 2015
Fair value through profit or loss
Cash	$21,648	$33,542
Restricted cash equivalents	-	34,500
Available-for-sale
Available-for-sale investment	176,000	-
Loans and receivables
Receivables	91,565	400,289
	$289,213	$468,331

Other financial liabilities
Accounts payable and accrued liabilities	$2,658,018	$2,637,557
Credit facilities	1,071,560	1,889,462
	$3,729,578	$4,527,019

22.	FINANCIAL RISK MANAGEMENT DISCLOSURES

(a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at December 31, 2016, the Company had a cash balance of $21,648 (December 31, 2015 – $33,542). As at December 31, 2016, the Company had accounts payable and accrued liabilities of $2,658,018 (December 31, 2015 - $2,637,557), which have contractual maturities of 90 days or less and the Credit Facility balance of $1,071,560 (December 31, 2015 - $1,889,462). The Company is seeking financing in order to be in a position to satisfy its current liabilities (Note 28).

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

The following table details the Company’s current and expected remaining contractual maturities for its financial liabilities with agreed repayment periods. The table is based on the undiscounted cash flows of financial liabilities.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

22.	FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d…)

(a)	Liquidity risk (cont’d…)

	0 to 6 months	6 to 12 months	Total
As at December 31, 2016
Accounts payable and accrued liabilities	$2,658,018	$-	$2,658,018
Credit facilities	-	1,071,560	1,071,560
	$2,658,018	$1,071,560	$3,729,578
As at December 31, 2015
Accounts payable and accrued liabilities	$2,637,557	$-	$2,637,557
Credit facilities	1,889,462	-	1,889,462
	$4,527,019	$-	$4,527,019

Additional sources of funding, which may not be available on favourable terms, if at all, include: share equity and debt financings; coal sales from stockpiled inventory; equity, debt or property level joint ventures with power project and coal property developers; and sale of interests in existing assets. In the event that the Company is not able to obtain adequate additional funding to continue as a going concern, material adjustment would be required to both the carrying value and classification of assets and liabilities on the statement of financial position (Note 1).

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and cash equivalents and receivables, net of allowances. The significant concentration of credit risk is situated in Mongolia. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

(c) Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. During the year ended December 31, 2016, the Company drew down $341,116 on its Credit Facility with an outstanding balance of $1,071,560 as at December 31, 2016. Due to the short-term nature of these financial instruments, and that the Company’s Credit Facility bears interest at a fixed rate, fluctuations in market rates do not have a significant impact on the fair values or future cash flows of the financial instruments as of December 31, 2016. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

22.	FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d…)

(c)	Market risk (cont’d…)

	(ii)	Foreign currency risk (cont’d…)

The Company has exploration and development projects in Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at December 31, 2016, with other variables unchanged, a 10% (December 31, 2015 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $120,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $705,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $41,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

	(iii)	Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

23.	RELATED PARTY DISCLOSURES

Prophecy had related party transactions with the following companies, related by way of directors and key management personnel:

•	Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of Prophecy, provides management and consulting services to the Company.

•	MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of Prophecy, provides consulting services to the Company.

•	Sophir Asia Ltd., a private company controlled by Masa Igata, Director of Prophecy, provides consulting services to the Company.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

23.	RELATED PARTY DISCLOSURES (cont’d…)

A summary of related party transactions by related party is as follows:

	Year Ended December 31,
Related parties	2016	2015
Directors and officers	$280,160	$332,487
Linx Partners Ltd.	210,000	428,988
MaKevCo Consulting Inc.	22,480	33,519
Sophir Asia Ltd.	20,380	31,241
	$533,020	$826,235

A summary of the transactions by nature among the related parties is as follows:

	Year Ended December 31,
Related parties	2016	2015
Consulting and management fees	$153,000	$278,992
Directors' fees	63,240	96,002
Mineral properties	117,000	203,996
Salaries and benefits	199,780	247,245
	$533,020	$826,235

On January 13, 2016, the Company’s directors and executive management agreed to temporarily:

•

reduce directors fees by 50% and defer payment of such reduced directors fees until such time as the Company’s cash flow situation permits it to pay such reduced directors fees, and/or to fully or partially restore their directors fees to their original levels;

•

reduce the CEO’s consulting fees by 50% and defer payment of such reduced consulting fees until such time as the Company’s cash flow situation permits it to pay such reduced consulting fees, and/or to fully or partially restore the CEO’s consulting fees to their original level;

•	reduce other executive officers’ salaries by 17% – 50% until such time as the Company’s cash flow situation permits it to fully or partially restore their salaries to their original levels.

As at December 31, 2016, amounts due to related parties totaled of $366,269 including accrued bonuses of $185,440 (December 31, 2015 – $129,891) and was comprised of $14,640 (December 31, 2015 - $54,060) for director fees, $54,656 (December 31, 2015 - $2,400) for consulting fees, $86,864 (December 31, 2015 - $9,600) for managing mineral properties, $29,280 (December 31, 2015 - $63,831) for salaries and reimbursable expenses. The remaining amounts due relate to deferred consulting fees, director fees and salaries totaled $180,829 (December 31, 2015 - $Nil).

The amounts due to related parties are non-interest bearing and are due upon demand. See Note 16 for information regarding the Company’s credit facility with Linx Partners Ltd.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

24.	KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Year Ended December 31,
Key Management Personnel	2016	2015
Salaries and short term benefits	$204,079	$249,572
Share-based payments	181,990	516,249
	$386,069	$765,821

25.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2016	2015
Supplementary information
Interest paid	$11,253	$140,629
Non-Cash Financing and Investing Activities
Shares issued for assets acquisition	$-	3,900,000
Shares issued to pay Credit Facility	$1,500,000	-
Shares issued to settle debt	$804,648	$651,807
Capitalized interest	$11,253	$138,954
Property & equipment expenditures included in accounts payable	$1,749,571	$1,760,824
Mineral property expenditures included in accounts payable	$962,822	$640,588
Share-based payments capitalized in property and equipment	$-	$21,965
Share-based payments capitalized in mineral properties	$68,363	$79,119
Sale of Okeover property for shares and debt settlement	$195,079	$-
Fair value of finders' warrants	$10,183	$-

See Note 7 for additional non-cash transactions related to the acquisition of Apogee Subsidiaries.

26.	COMMITMENTS

Commitments, not disclosed elsewhere in these Annual Financial Statements, are as follows:

Office rental commitments
Year	Amount

2017	36,480
2018	21,280
$57,760

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

27.	CONTINGENCIES

ASC tax claim

Pursuant to the terms of the Agreement, Prophecy agreed to assume all liabilities of the Apogee Subsidiaries, including legal and tax liabilities associated with the Pulacayo Project. During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, the Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 ($7,060,691) in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011. Apogee disputed the assessment and disclosed to the Company that it believed the notice was improperly issued. The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. On May 26, 2015, the Company received a positive Resolution issued by the Bolivian Constitutional Court that among other things, declared null and void the previous Resolution of the Bolivian Supreme Court issued in 2011 (that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia) and sent the matter back to the Supreme Court to consider and issue a new Resolution. The Company plans to continue to vigorously defend its position and make submissions to the Supreme Court during the new hearing. Based on these developments, the tax claim amount of $7,060,691 was classified as non-current liabilities.

Red Hill tax claim

During the year ended December 31, 2014, Red Hill was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only MNT235,718,533 from Red Hill’s claimed VAT credit of MNT2,654,175,507. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded. The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal. On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment. The Sukhbaatar District Tax Division appealed the Capital City Tax Tribunal’s resolution to the General Tax Tribunal office, but was denied on June 4, 2015 on procedural grounds. As a result, the Sukhbaatar District Tax Division implemented the Capital City Tax Tribunal’s resolution on June 25, 2015, finding: (1) with respect to confirmation of Red Hill’s VAT credit, that after inspection the amount was to be MNT235,718,533; and (2) with respect to the imposition of the penalty/deduction for the tax assessment, that no penalty was to be issued but that Red Hill’s loss to be depreciated and reported to be MNT1,396,668,549 in 2010 and MNT4,462,083,700 in 2011. The Company continues to dispute the Sukhbaatar District Tax Division’s assessment and delivered a complaint to Capital City Tax Tribunal on July 24, 2015. Due to the uncertainty of realizing the VAT balance, the Company has recorded an impairment charge for the full VAT balance in the year ended December 31, 2015 (see Note 10).

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

28.	EVENTS AFTER THE REPORTING DATE

The following events occurred subsequent to December 31, 2016:

•

On January 13, 2017, the Company closed a non-brokered private placement involving the issuance of 499,990 units (at a price of $0.30 per unit). Each unit consists of one Share and one share purchase warrant. Each Share purchase warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of five years from the date of issuance. The Company paid in cash, finder’s fees totaling $8,000.

•

On January 13, 2017, The Company announced that pursuant to the terms of its 2016 Share- Based Compensation Plan which was approved by shareholders at the Company’s last annual general meeting of shareholders held on June 2, 2016, it has granted in aggregate, 390,000 bonus shares valued at $0.49 per bonus share and 910,000 incentive stock options to various directors, officers and consultants of the Company. The options are exercisable at a price of $0.49 per Common share for a term of five years expiring on January 12, 2022 and vest at 12.5% per quarter for the first two years following the date of grant.

•

On January 12, 2016, the Company and Linx have entered into a Debt Settlement Agreement to settle $900,000 of the outstanding balance owing by the Company to Linx under the Credit Facility, by issuing 3,000,000 Shares to Mr. Lee. The Company also announced that for nominal consideration of $1, Linx Partners Ltd. has agreed to accrue and postpone the repayment of any principal, interest and fees due under the $2.5 million Credit Facility until the earlier of October 1, 2017, or such time as the Company is in a reasonable financial position to repay all or a portion of the amounts owing.

•

On February 10, 2017, the Company acquired the remaining 20% title interest of Randsburg in the patented claims that comprise the Titan project by issuing to Randsburg 200,000 Shares, which will be subject to a 4-month hold period.

•

On April 12, 2017, the Company closed a non-brokered private placement involving the issuance of 1,032,500 units (at a price of $0.40 per unit) for gross proceeds of $413,000. Each unit consists of one Share and one Share purchase warrant. Each Share purchase warrant entitles the holder to acquire an additional Share at a price of $0.50 per Share for a period of five years from the date of issuance.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

28.	EVENTS AFTER THE REPORTING DATE (cont’d…)

•

On June 23, 2017 (“Execution Date”), The Company acquired (through lease) the Gibellini Project by paying $46,370 in cash to arm’s-length private parties (the “Lessors”). The Gibellini Project is comprised of 40 unpatented lode claims totaling approximately 771 acres, located in Eureka County, Nevada, USA. Under the terms of the lease agreement, the Company is required to make payments as follows: cash payment of USD 35,000 (paid); annually, on each anniversary of the Execution Date, advance royalty payments which will be tied, based on an agreed formula (not to exceed USD 120,000 per year), to the average vanadium pentoxide price of the prior year; upon commencement of production, the Company will maintain its acquisition through lease of the Gibellini Project mining claims by paying to the Lessors, a 2.5% net smelter return (“NSR”) until a total of USD 3 million is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”); and all advance royalty payments made, will be deducted as credits against future production royalty payments. The lease will be for a term of 10 years, which can be extended for an additional 10 years at Prophecy’s option.

•

On June 13, 2017, the Company issued 596,590 units at a value of $4.00 per unit, to certain of its directors and officers to settle various debts owing to them totalling $238,636 pursuant to the terms of debt settlement agreements entered into with those directors and officers. Each unit consists of one Share and one Share purchase warrant. Each warrant entitles the holder to acquire an additional Share at a value of $5.00 per Share for a period of five years from the date of issuance. The Company recorded a loss of $29,233 to account for the difference in the fair value of the Company’s shares on the settlement date and the debt settled.

•

On July 13, 2017 (“Execution Date 2”), the Company acquired (through lease), the Louie Hill Project in Nevada, USA, by paying $12,420 in cash to an arm’s-length, private party (the ”Louie Hill Lessor”) with the intent to carry-out mining operations there. Under the terms of the lease agreement, the Company is required to make payments as follows: cash payment of USD 10,000 (paid); annually, on each anniversary of the Execution Date 2, advance royalty payments which will be tied, based on an agreed formula (not to exceed USD 28,000 per year), to the average vanadium pentoxide price for the prior year; upon commencement of production, Prophecy will maintain its acquisition through lease of the Louie Hill Project mining claims by paying to the Louie Hill Lessor, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by Prophecy for USD 1 million leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”); all advance royalty payments made, will be deducted as credits against future production royalty payments. The lease will be for a term of 10 years, which can be extended for an additional 10 years at Prophecy’s option.

•

On September 20, 2017, the Company closed the first tranche of a non-brokered private placement involving the issuance of 6,679,680 units and 6,290,000 special warrants (the “Special Warrants”) at a price of $0.35 per each unit and Special Warrant and raised gross proceeds of $4,539,390. Each unit consisted of one Share and one half of one Share purchase warrant. Each first tranche warrant entitles the holder to purchase one additional Share at an exercise price of $0.40 for a period of three years from the date of closing of the first tranche of the placement. Each Special Warrant was exercisable for one unit at no additional cost to the holder provided TSX and shareholder approval for the issuance of the Units underlying the Special Warrants was obtained at a special meeting of shareholders held on December 15, 2017. In connection with the first tranche of the Placement, the Company paid finder’s fees of $30,606 and issued 870,130 finder’s Special Warrants, which were exercisable on identical terms as those Special Warrants issued to subscribers through the first tranche of the Placement.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

28.	EVENTS AFTER THE REPORTING DATE (cont’d…)

•

On October 16, 2017, the Company closed the second and final tranche of a non-brokered private placement involving the issuance of 1,165,780 units and 4,143,710 Special Warrants at a price of $0.35 per each unit and Special Warrant and raised gross proceeds of $1,858,325. Each Unit consists of one Share and one half of one Warrant. Each second tranche Warrant entitles the holder to purchase one additional Share of the Company at an exercise price of $0.40 for a period of three years from the date of closing of the second tranche of the placement. In connection with the second tranche of the placement, the Company paid finder’s fees of $56,020 and issued 93,270 finder’s Special Warrants, which were exercisable on identical terms as those Special Warrants issued to subscribers through the second tranche of the placement.

•

The total subscription proceeds of $3,651,800 were raised from the sale of the Special Warrants under the placement, were held in an escrow account with the Company’s Transfer Agent pending shareholder approval for the issuance of the Units underlying the Special Warrants. TSX and shareholder approval for the issuance of the Units underlying the Special Warrants was obtained on December 15, 2017. On December 18, 2017, the Company issued 11,397,110 Units underlying an equivalent number of Special Warrants previously issued under the Placement. On December 18, 2017, the Special Warrants subscription proceeds, previously held in escrow, were released to the Company.

•

On December 18, 2017, the Company issued 422,540 units (“Debt Settlement Units2”) with a value of $172,400, to certain of its directors and officers to settle various debts owing to them totalling $147,891 pursuant to the terms of debt settlement agreements entered with those directors and officers. Each Debt Settlement Unit2 is comprised of one Share and one Share purchase warrant of the Company entitling the holder thereof to purchase, upon exercise of a warrant, one additional Share at a price of $0.40 per Share for a period of three years from the date of issuance of the Debt Settlement Units2. The Company recorded a loss of $24,509 to account for the difference in the fair value of the Company’s shares on the settlement date and the implied value from the debt settled.

•

On December 18, 2017, the Company issued 984,200 units with a fair value of $0.35 per unit, to Skanderbeg Capital Advisors Inc. (“Skanderbeg (the “Skanderbeg Units”) The Company entered into a consulting agreement with Skanderbeg to explore and evaluate strategic alternatives to maximize value for Prophecy’s non-core assets. Each Skanderbeg Unit consists of one Share and one half of one. Share purchase warrant. Each warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of three years from the date of issuance.

•	During the year ended December 31, 2017, the Company issued 126,870 and 150,000 Shares on the exercise of stock options and warrants respectively for total proceeds of $110,685.

•

During the year ended December 31, 2017, the Company granted 4,080,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $0.33 to $0.49 per Share and expiry dates ranging from January 12, 2022 to November 6, 2022 and vest at 12.5% per quarter for the first two years following the date of grant.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

28.	EVENTS AFTER THE REPORTING DATE (cont’d…)

•

On February 15, 2018, the Company acquired an additional 105 unpatented lode mining claims located adjacent to its Gibellini Project through the arm’s-length acquisition of 1104002 B.C. Ltd., a privately held company incorporated in British Columbia, and its subsidiary, a privately held company incorporated in Nevada. As consideration, the Company paid a total of $335,661 and issued 500,000 Share purchase warrants to arm’s-length private parties., in addition to settling $14,339 in debt owed by the acquired parties. Each warrant entitles the holder upon exercise, to acquire one Share of the Company at a price of $0.50 per Share until February 15, 2021.

•

On February 27, 2018, the Company announced that its Shares began trading on the OTCQX® Best Market. The ticker symbol is “PRPCF”. Investors can find current financial disclosure and Real-Time Level 2 quotes for the Company on www.otcmarkets.com.

•

On April 23, 2018, the Company announced an amendment to the Gibellini MLA, whereby Prophecy has been granted the right to cause the Gibellini Lessor of the Gibellini mineral claims to transfer their title to the claims to Prophecy. With the amendment, Prophecy shall have the option to, at any time during the term of the Gibellini MLA, require the Gibellini Lessor to transfer title over all of the leased, unpatented lode mining claims (excluding four claims which will be retained by the Gibellini Lessor for sentimental reasons and which contain minimal resource) (the “Transferred Claims”) to Prophecy in exchange for USD1,000,000, to be paid as an advance royalty payment (the “Transfer Payment”). A credit of USD99,027 in favour of Prophecy towards the Transfer Payment is already paid upon signing of the amendment, with the remaining USD900,973 portion of the Transfer Payment due and payable by Prophecy to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to Prophecy. The advance royalty obligation and production royalty shall not be affected, reduced or relieved by the transfer of title.

•

On April 27, 2018, the Company granted in aggregate, 150,000 incentive stock options to various consultants of the Company. The options are exercisable at a price of $0.315 per Share for a term of five years expiring on April 27, 2023 and vest at 12.5% per quarter for the first two years following the date of grant.

•

On May 1, 2018, the Company granted 200,000 incentive stock options to a consultant of the Company. The options are exercisable at a price of $0.31 per Common share for a term of five years expiring on May 1, 2023 and vest at 12.5% per quarter for the first two years following the date of grant.

•

On August 8, 2018, the Company completed a common share split the basis of ten (10) new Shares for every one (1) old Share outstanding (the “Split”). As required by IAS 33, Earnings Per Share, all information with respect to the number of Shares and issuance prices for the time periods prior to the Split was restated to reflect the Split.

•

On August 14, 2018, the Company closed of its non-brokered private placement previously announced on May 30, 2018 and amended on June 26, 2018 raised gross cash proceeds of $1,137,196 through the issuance of 4,061,417 units of Prophecy. Each unit is comprised of one Share and one Share purchase warrant. Each warrant entitles the holder to purchase one additional Share of the Company at an exercise price of $0.40 for a period of three years from the closing of the first tranche of the placement.